UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 28, 2006

RECD S.E.C.
MAR 2006

Denise A. Horne
Corporate Vice President
Associate General Counsel
Assistant Secretary
McDonald's Corporation
Campus Office Building
Oak Brook, IL 60523-1900

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/28/2006

Re: McDonald's Corporation

Dear Ms. Horne:

This is in regard to your letter dated February 24, 2006 concerning the shareholder proposal submitted by People for the Ethical Treatment of Animals and Margaret E. Stone for inclusion in McDonald's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that McDonald's therefore withdraws its January 17, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

06026816

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Matthew A. Prescott
Manager, Factor Farming Campaigns
People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Shelley Alpern
Vice President
Director of Social Research & Advocacy
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston MA 02111-2809

63908

Denise A. Horne
Corporate Vice President
Associate General Counsel
Assistant Secretary
(630) 623-3154
(630) 623-3512
denise.horne@mcd.com

January 17, 2006

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by People for the Ethical Treatment of Animals and Trillium Asset Management Corporation

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, McDonald's Corporation hereby notifies the Securities and Exchange Commission of our intention to exclude from the proxy materials for our 2006 annual meeting of shareholders a shareholder proposal and related supporting statement (the "**Proposal**") received from People for the Ethical Treatment of Animals ("**PETA**") and Trillium Asset Management Corporation (together with PETA, the "**Proponents**"). We request confirmation that the Staff will not recommend to the Commission that enforcement action be taken against us if we exclude the Proposal from our 2006 proxy materials for the reasons set forth below. A copy of the Proposal and related correspondence are attached hereto as <u>Appendix A</u>.

In accordance with Rule 14a-8(j) under the Exchange Act, we have enclosed six copies of this letter. We also have enclosed copies of the Commission's no action letters referenced in this letter. By copy of this letter, we have notified the Proponents of our intention to exclude the Proposal from our 2006 proxy materials.

We intend to file our definitive proxy materials on or about April 7, 2006.

The Proposal and the Proponents

The Proposal requests that McDonald's Board of Directors issue interim reports to shareholders following the second, third and fourth quarters of 2006 ("**Progress Reports**"), detailing the progress made toward accelerating development of controlled-atmosphere killing ("**CAK**"). CAK is a technology being developed for use in slaughtering animals, such as chickens, as an alternative to electrical stunning, which is an industry standard.

PETA is an animal rights organization that, according to its literature, operates under the principle that "animals are not ours to eat, wear, experiment on, or use for entertainment." Not surprisingly, therefore, McDonald's and other food-service companies often have received demands and stockholder proposals from PETA. Trillium Asset Management describes itself as "the leading proponent of proactive social investing." The Proponents have frequently joined PETA in making shareholder proposals with respect to many food-service companies, including McDonald's.

The Company

McDonald's is the leading global foodservice retailer with more than 30,000 quick-service restaurants located in over 100 countries. Approximately 70% of McDonald's restaurants worldwide are owned and operated by independent, local businessmen and women.

McDonald's restaurants offer a variety of meat products, including beef, chicken and pork. The Company does not own or slaughter any animals that go into the restaurants' product offerings, but instead purchases meat products through independent suppliers.

McDonald's Animal Welfare Program

Although McDonald's does not own, raise, transport or slaughter animals, we are a strong advocate of good animal handling practices and seek to achieve humane treatment of animals by purchasing meat products from suppliers who maintain high animal welfare standards. McDonald's believes that, by purchasing meat products from suppliers who meet its animal welfare standards, we can provide safe, high-quality food products to our customers, and at the same time facilitate the humane treatment of animals.

In 2000, McDonald's established an Animal Welfare Council of independent experts to help guide the development of our animal welfare program. The members of our Animal Welfare Council are identified on Appendix B attached hereto. In 2001, McDonald's issued global Animal Welfare Guiding Principles (the "**Guiding**

Principles"), a copy of which is attached as Appendix C. The Guiding Principles express McDonald's commitment to the treatment of animals in a manner that is free of cruelty, abuse and neglect. Pursuant to the Guiding Principles, McDonald's communicates, principally through postings on our website, our process, programs, plans and progress surrounding animal welfare. Our animal welfare program with our suppliers is an ongoing process of study, consultation and innovative improvement.

McDonald's CAK Report

Most chickens sourced for use in McDonald's food products are killed in a process that involves electrical stunning. The Proponents advocate the use of CAK instead, which involves replacing the oxygen the chickens are breathing with gases (typically a combination of argon, nitrogen and/or carbon dioxide) to render the chickens unconscious.

In response to a shareholder proposal PETA submitted for our 2005 annual meeting, the Corporate Responsibility Committee of our Board of Directors issued a report on June 29, 2005, entitled *Regarding the Feasibility of Implementing Controlled Atmosphere Stunning for Broilers* (the "**Report**"), which is based in large part on a report prepared by McDonald's Animal Welfare Team (the "**CAS Study**"). In preparing the CAS Study, management sought the advice of and received input from our independent Animal Welfare Council, and the CAS Study is consistent with the Animal Welfare Council's feedback and counsel. The CAS Study summarizes areas of general consensus related to CAK, as well as issues that McDonald's management believes require further study, testing and other clarification as CAK technology continues to emerge. A copy of the Report and the CAS Study is attached hereto as Appendix D.

Bases for Exclusion

I. The Proposal may be excluded under Rule 14a-8(i)(3), because it is materially false and misleading.

We believe that the Proposal may be excluded from our 2006 proxy materials because (a) we can demonstrate objectively that numerous factual statements contained in the recitals of the Proposal, individually and taken together, are materially false and/or misleading, and (b) the resolution contained in the Proposal is so inherently vague that neither the shareholders voting on the Proposal nor McDonald's in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. *See* Staff Legal Bulletin No.14B (September 15, 2004).

A. The recitals contain "factual" statements that are materially false and/or misleading.

The recitals contained in the Proposal imply that there is consensus that CAK has been established as an effective method of chicken slaughter that involves no distress or suffering by the chickens, and that the Report acknowledges that consensus. The recitals further indicate that CAK is more advantageous than electrical stunning in terms of meat yield and quality, cost and employee working conditions. In fact, the research summarized in the CAS Study, as well as other independent studies, directly contradict these statements.

Taken together, the inaccuracies in the recitals are materially misleading because they would lead our shareholders to believe that CAK is both a more humane and a more economically advantageous method of chicken slaughter. These misstatements are likely to cause our shareholders to believe that it is in McDonald's interest to attempt to prescribe that our suppliers implement CAK, and thereby mislead our shareholders into voting in favor of the Board's issuance of the Progress Reports. As discussed below, current research shows that CAK has yet to be established as effective, humane or economically advantageous and, accordingly, it is not currently in McDonald's interest to require its suppliers to implement CAK. In fact, the Report and the CAS Study specifically conclude that it would be "premature" to require adoption of what is still an "emerging technology" and that we must have "higher confidence" before requiring significant investments by our suppliers.

The Staff has reaffirmed on numerous occasions that statements made by a proponent are properly excludable when the company can demonstrate that such statements are materially false or misleading. *See Monsanto Company* (November 26, 2003), *Sysco Corporation* (August 12, 2003); and *The Kroger Co.* (April 11, 2003). In Staff Legal Bulletin No. 14B, the Staff confirmed that when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, the Staff may find it appropriate for companies to exclude the entire proposal, the supporting statement, or both, as "materially false or misleading." *See also State Street Corporation* (March 1, 2005) (entire proposal excluded where the underlying premise of the proposal was demonstrated to be materially false and misleading). In this case, because the Proponents' materially false and misleading statements in the recitals contend that CAK is both a humane and economically advantageous method of chicken slaughter and that McDonald's concurs with this contention, which is the underlying premise of the Proposal, the entire Proposal should be excludable from McDonald's proxy materials as materially false and misleading.

Specific factual statements in the recitals that are materially false and/or misleading include the following:

The third recital refers to electrical stunning as an "outdated" method. (See reference to scientific opinion and ad hoc committee on the following page.) The statement that electric stunning is "outdated" is simply wrong. Electric stunning is the most commonly used technology, and is used in the vast majority of the poultry facilities worldwide. PETA's own website states that electrical stunning is "standard" in North American slaughterhouses. According to an article written in 1999 by Professor S. F. Bilgili, an internationally recognized poultry scientist and expert in poultry processing, at that time electrical stunning was the most universally accepted and utilized method for immobilizing poultry prior to slaughter. See Bilgili, *Recent Advances in Electrical Stunning*, published by the Poultry Science Association. Professor Bilgili's article also discusses advances that have been made in electrical stunning technology, including the use of low voltage stunning systems. In 1997, technology utilizing a low-voltage, pulsed DC current followed by a constant low-voltage AC current was developed, based on research on electro-anesthesia for humans. This two-phase technology is commercially available and is used in some plants that supply McDonald's in the United States and the United Kingdom, as well as by other poultry suppliers. The Proponents' reference to electrical stunning as an "outdated" method is, therefore, materially false and misleading.

The fourth recital states that the Report was commissioned in acknowledgement of the cruelty of electrical stunning and the need for humane slaughter methods in order to retain a competitive advantage. The Report was prepared by the Corporate Responsibility Committee of our Board of Directors for one reason only – as a pledge in response to PETA's agreement to withdraw its shareholder proposal in 2004. More importantly, the Report was not prepared in acknowledgement of either the alleged cruelty of electrical stunning or any belief that changes in humane slaughter methods by our suppliers are necessary. At no time has McDonald's acknowledged that electric stunning is cruel; nor has McDonald's maintained that suppliers must alter their humane slaughter methods in order to retain a competitive advantage. The Proponents' statement materially misstates the genesis and intent of the Report as well as McDonald's stance with respect to electrical stunning.

The fourth recital also states that CAK utilizes "inert gases" that "gently and effectively" put the chickens to sleep. CAK is not a single technology, and not all CAK systems utilize inert gases. Carbon dioxide (which is not an inert gas), either alone or with nitrogen and/or argon, often is used in CAK systems to render the chickens unconscious. The advantages and disadvantages of various gas mixtures in CAK systems continue to be debated and researched. Further, and more importantly, research regarding CAK has been inconclusive as to whether chickens experience pain, distress or periods of consciousness before they are killed in a CAK system. For example, rapid wing flapping has been noticed in chickens purportedly rendered unconscious in CAK systems which calls in question the gentleness or effectiveness of current CAK systems.

The humaneness of CAK was considered debatable as recently as June 2004, as evidenced by a discussion among participants in a workshop conducted by the Humane

Slaughter Association and the Universities Federation for Animal Welfare. Participants in the workshop included representatives of academia, manufacturers of CAK systems, the poultry industry and the UK Department for Environment, Food and Rural Affairs. Also in June, 2004, the European Food Safety Authority issued a scientific opinion on animal stunning. The opinion says that there is no ideal stunning method and, at several points, notes the need for further study.

In May 2005, OIE (the World Organization for Animal Health) adopted a report by an *ad hoc* committee on the animal welfare implications of stunning. A summary table includes both electrical stunning and gas stunning, as "acceptable stunning methods."

Scientific research is inconclusive and therefore misstated by the Proponents. Therefore, the Proponents' misstatements are likely to cause shareholders to believe that current CAK systems are clearly the most humane and effective, which could, in turn, lead shareholders mistakenly to believe that implementation of CAK is in McDonald's best interests and therefore should be addressed in Progress Reports.

The fifth recital states that the Report concurred that CAK is the most humane method of poultry slaughter ever developed. This statement is simply false. The Report draws no conclusion regarding the relative humaneness of CAK. The CAS Study concludes that CAK has potential, but also determines that some issues remain unresolved, including the possibility that chickens may experience pain or distress before insensibility is achieved. As discussed above, we continue to believe that there are doubts as to the gentleness and effectiveness of CAK, which calls into question whether CAK currently is a humane method of poultry slaughter at all, much less the *most* humane method. This mischaracterization of the Report can only serve to mislead shareholders into believing that McDonald's concurs that CAK is superior to electrical stunning, which would be materially misleading.

The fifth recital also states that the Report admits that CAK (a) has advantages over electrical stunning, (b) obviates potential distress and injury and (c) expeditiously and effectively stuns and kills chickens with low rates of distress. While the Report and the CAS Study acknowledge certain advantages of CAK over electrical stunning, they also note that CAK presents significant uncertainties and disadvantages. To state that the Report cites advantages to CAK, without noting that the Report and the CAS Study also cite disadvantages, could mislead shareholders into believing that McDonald's cannot reasonably conclude that electrical stunning might be superior to CAK. Further, as discussed above, the Report simply does not state that CAK obviates potential distress and injury, nor does the Report determine that CAK is expedient or effective. The words quoted by the Proponents in this recital are from the CAS Study and have been taken out of context.

The sixth recital states that the Report "concludes" that our European suppliers that use CAK have experienced certain advantages. The CAS Study does state

that certain European suppliers have noted advantages to CAK systems over electrical stunning, but neither the Report nor the CAS Study endorse or confirm those conclusions. Moreover, the CAS Study notes that the same suppliers also have noted certain disadvantages to CAK systems, including the increased complexity of gas control systems, the need for specialized worker training and monitoring to avert safety risks, initial capital costs, gas supply costs, increased space required by gas systems and increased difficulty with feather removal (which can lead to scratching and/or wing damage). To cite the noted advantages without also referencing the disadvantages of CAK, and to imply that the Report confirmed those advantages, is materially misleading.

The seventh recital states that CAK is optimal for both the chickens and for profit, that CAK has been widely and successfully used in Europe and that there is no competing scientific claim suggesting that CAK is not optimal for animal welfare. The terms "optimal" and "widely and successfully used" are so vague as to be misleading. Further, as discussed above, our European suppliers have experienced a number of significant disadvantages from current CAK systems, including worker safety and cost considerations, which is contrary to the Proponents' unqualified assertion that CAK has been successfully used in Europe and is optimal for profit. Further, also as discussed above, scientific research has been inconclusive as to the effectiveness of CAK systems and as to the distress experienced by chickens, and therefore, contrary to the Proponents' statements, there is legitimate scientific concern that CAK may not be optimal for animal welfare.

The eighth recital states that McDonald's has represented that it will "accelerate further developmental work" on CAK, but has provided no timeline or plan of action. As part of our animal welfare program, and as indicated in the Report, McDonald's monitors CAK developments and reviews research reports published by reputable scientific organizations. In addition, as indicated in the Report, we have directed our staff to conduct a follow-up assessment of CAK no later than the end of 2006. The Proponents' statement that we have provided no timeline or plan of action regarding further CAK developments is, therefore, false. The statement would materially mislead shareholders to believe that requesting the Progress Reports is necessary to cause us to take further action in the near term, when in fact we already are committed to continuing these efforts. The Guiding Principles we have adopted also require us to report our process, programs, plans and progress surrounding animal welfare.

B. The resolution contained in the Proposal is so inherently vague that neither the shareholders voting on the Proposal nor McDonald's in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The resolution requests that McDonald's Board of Directors issue the Progress Reports to detail the progress made toward accelerating development of CAK. It is entirely unclear what activities or developments would constitute "progress made toward

accelerating development of CAK." The Proposal does not indicate, for example, whether the Progress Reports would be required to detail progress made by McDonald's or progress made generally in the field of animal welfare. If approval of the resolution would require McDonald's to report on the field as a whole, shareholders voting on the proposal the intended scope of the quarterly Progress Reports, particularly given the burden and expense that would be involved in assembling, reviewing and summarizing third-party research as well as work that would be required to be conducted by our management and Animal Welfare Team. It also is unclear what will constitute "progress" and what actions we would be required to describe in the Progress Reports. Unlike other operating issues that a company might address, our involvement in the development of CAK is largely indirect. We do not conduct scientific testing of CAK systems, nor do we engage in chicken slaughter of any kind.

In addition, the wording of the proposal, particularly in conjunction with the false and misleading statements in the recitals, might erroneously suggest to shareholders that progress toward development will inevitable result in McDonald's requiring its poultry suppliers to implement CAK, which would be a misstatement of our current goals in respect of CAK. The fact is that McDonald's is committed to seeking to achieve humane treatment of animals, but remains uncertain as to whether requiring our suppliers to implement CAK is in the best interests of animal welfare or our shareholders.

The Staff has concurred on numerous occasions that proposals requesting reports be issued can be excluded as vague and indefinite when the proposals contain ambiguous or uninformative references to complex or multifaceted standards or measures that would be implicated by the proposal. *See The Kroger Co.* (March 19, 2004) (proposal requesting a sustainability report based on the Global Reporting Initiative's reporting guidelines did not adequately inform shareholders what they would be voting on and did not adequately inform the company what actions would be needed to implement the proposal); *Johnson & Johnson* (February 7, 2003) (proposal requesting a report relating the company's progress concerning "the Glass Ceiling Commission's business recommendations" excluded as vague and indefinite); *Alcoa Inc.* (December 24, 2002) (proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards excluded as vague and indefinite).

In this case, the Proposal is vague and indefinite as to the intended content of the Progress Reports and what other actions might be required of McDonalds if implemented. Accordingly, we believe the proposal is excludable under Rule 14a-8(i)(3) as misleading "because any actions(s) ultimately taken by the Company upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (February 11, 1991).

II. The Proposal may be excluded under Rule 14a-8(i)(10), because the essential objective of the Proposal has been substantially implemented.

The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company has implemented the essential objective of the proposal. *See PPG Industries, Inc.* (January 19, 2004) (where the company had publicly issued an animal welfare policy committing the company to use alternatives to animal testing, proposal requesting that the board issue statement regarding similar issues was held excludable on basis of having been substantially implemented); *Nordstrom, Inc.* (February 8, 1995) (where company had previously provided information to general public via press release, request by proponent to prepare a report to its shareholders describing similar information was excludable as moot).

The Proponents have acknowledged the steps taken by McDonald's toward improving animal welfare, but also has expressed frustration with our conclusion that further research on CAK is necessary before it would be appropriate for us to mandate that our poultry suppliers use CAK. According to the recitals contained in the Proposal, the essential objective of the Proposal is to ensure that we do not delay the development of CAK under the guise of doing further analysis. The Company's management is committed to monitoring CAK technology developments and to review research reports published by reputable scientific organizations in this regard. As stated in the CAS Study, the Company's management has directed our staff to conduct a follow-up assessment of CAK no later than the end of 2006. As stated earlier, the Guiding Principles require us to report to shareholders on our process, programs, plans and progress surrounding animal welfare on a regular basis. Requiring quarterly Progress Reports will not accelerate a determination to mandate that our poultry suppliers use CAK. Accordingly, the essential objective of the Proposal has been substantially implemented, and the Proposal is excludable under Rule 14a-8(i)(10).

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our view that the Proposal may be omitted from our 2006 proxy materials.

If you have any questions or require additional information, please free to contact me at (630) 623-3154 or Carol Vix, Senior Counsel at (630) 623-3107. When a written response to this letter is available, I would appreciate your sending it to me by fax at (630) 623-3512, to PETA by fax at (757) 622-0457, and to Trillium Asset Management Corporation by fax at (617) 482-6179.

Very Truly Yours,

Denise A. Horne

Denise A. Horne
Corporate Vice President,
Associate General Counsel and
Assistant Secretary

Attachments

cc: People for the Ethical Treatment of Animals
Trillium Asset Management Corporation

Doc. No. 2563301

APPENDIX A

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

RECEIVED
DEC 0 6 2005
Legal Dept.

December 5, 2005

Gloria Santona, EVP, General Counsel, and Secretary
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523

Dear Ms. Santona:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2006 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley, confirming ownership of 199 shares of McDonald's Corporation common stock acquired more than five years ago. PETA has held these shares continuously for more than six years and intends to hold them through and including the date of the 2006 annual shareholders meeting.

Please contact the undersigned if you need any further information. If McDonald's Corporation will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-962-8253, or via e-mail at MattPrescott@peta.org.

Sincerely,

Matt Prescott
Senior Campaign Coordinator

Enclosures: "McDonald's 2006 Shareholder Resolution re: Humane Poultry Slaughter"; Morgan Stanley letter

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

McDonald's 2006 Shareholder Resolution *re* Humane Poultry Slaughter

Submission Date: December 5, 2005

Submitted to:
The Secretary
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523
630-623-0497 (fax)

Submitted by:
People for the Ethical Treatment of Animals (PETA)
501 Front St.
Norfolk, VA 23510
757-622-0457 (fax)

WHEREAS, on its Web site, McDonald's states that "treating animals with care and respect is an integral part of an overall quality assurance program that makes good business sense" and that "animals should be free from cruelty, abuse and neglect"; and

WHEREAS, McDonald's has already made commendable steps toward improving animal welfare; and

WHEREAS, despite its commitment to animal welfare, McDonald's continues to purchase chickens from suppliers that use the outdated method of electrical stunning, in which the birds' legs are snapped into metal shackles and the birds are shocked with an electric current, have their throats slit, and are dropped into tanks of scalding-hot water so that they are often still conscious when they suffer this hideous cruelty; and

WHEREAS, acknowledging the cruelty of electrical stunning and the need for humane slaughter methods in order to retain a competitive advantage, our company commissioned an *Animal Welfare Feasibility Study of Controlled Atmosphere Stunning for Broilers* ("the report") that addresses the feasibility of phasing in a method of slaughter called "controlled-atmosphere killing" (CAK), which replaces the oxygen that birds are breathing with inert gasses, gently and effectively putting them to sleep; and

WHEREAS, the report concurred that CAK is, as animal welfare experts have described it, the most humane method of poultry slaughter ever developed and admitted that CAK "has advantages [over electrical stunning] from both an animal welfare and meat quality perspective … obviates potential distress and injury … can expeditiously and effectively stun and kill broilers with relatively low rates of aversion or other distress" and would eliminate the pain of premature shocks and inadequate stunning that are associated with electrical stunning; and

WHEREAS, the report further concludes that McDonald's European suppliers that use CAK have experienced improvements in bird handling, stunning efficiency, working conditions, and meat yield and quality;[1] and

WHEREAS, although CAK is optimal for both the birds and for profit, McDonald's has yet to implement it and has asserted a need for further research despite the fact that CAK has been widely and successfully used in Europe for nearly a decade and that there is no competing scientific claim suggesting that CAK is not optimal for animal welfare; and

WHEREAS, in its report, McDonald's represents that it will "accelerate further developmental work" on CAK but provides no timeline or plan of action; and

WHEREAS, considering that McDonald's commits on its Web site to "lead our industry [by] working with our suppliers and industry experts to advance animal welfare practices and technology," if McDonald's aspires to be the industry leader, then it must truly "accelerate" the development of CAK as promised and not merely delay it under the guise of needing further study;

NOW, THEREFORE, BE IT RESOLVED that shareholders request that the Board of Directors issue interim reports to shareholders following the second, third, and fourth quarters of 2006 that detail the progress made toward accelerating development of CAK.

[1]These are the same improvements that Hormel Foods recently touted in a letter to PETA regarding CAK.

9812 Falls Road Suite 123
Potomac, MD 20854

toll-free 888 587 6565
tel 301 765 6460
fax 301 765 6464

Morgan Stanley

December 5, 2005

Ms. Gloria Santona
Secretary
McDonald's Corporation
McDonald's Plaza
Oak Brook, Illinois 60523

Re: Shareholder Proposal for Inclusion in the 2006 Proxy Materials

Dear Secretary Gloria Santona:

Morgan Stanley is the record holder of 199 shares of McDonald's Company common stock held on behalf of People for the Ethical Treatment of Animals.

People for the Ethical Treatment of Animals acquired these shares on December 30, 1998 and have held them continuously and without interruption since that time. People for the Ethical Treatment of Animals intend to continue holding these shares through the date of the 2006 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you,

Abril Azmi

Trillium ASSET MANAGEMENT

Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

20 Years of Investing for a Better World™

December 8, 2005

Gloria Santona
Corporate Secretary
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523

Via fax (630-623-0497) and regular mail

Dear Ms. Santona:

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with McDonalds Corporation. Trillium submits this resolution for inclusion in the 2006 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Our firm is submitting this proposal on behalf of our investment client Ms. Margaret E. Stone, who is the beneficial owner of 200 shares MCD common stock acquired more than a year ago. We will forward under separate cover to you a letter from Ms. Stone authorizing Trillium to file this proposal, and a letter from her custodian verifying this stock position.

We are joining People for the Ethical Treatment of Animals in filing this proposal. Mr. Matt Prescott will be the primary contact for any discussions related to this proposal. He can be reached at 757-962-8264 .

We hope that McDonalds will give the most serious consideration to our proposal and the issues it raises.

Sincerely,

Shelley Alpern
Vice President
Director of Social Research & Advocacy

McDonald's 2006 Shareholder Resolution *re* Humane Poultry Slaughter

WHEREAS, on its Web site, McDonald's states that "treating animals with care and respect is an integral part of an overall quality assurance program that makes good business sense" and that "animals should be free from cruelty, abuse and neglect"; and

WHEREAS, McDonald's has already made commendable steps toward improving animal welfare; and

WHEREAS, despite its commitment to animal welfare, McDonald's continues to purchase chickens from suppliers that use the outdated method of electrical stunning, in which the birds' legs are snapped into metal shackles and the birds are shocked with an electric current, have their throats slit, and are dropped into tanks of scalding-hot water so that they are often still conscious when they suffer this hideous cruelty; and

WHEREAS, acknowledging the cruelty of electrical stunning and the need for humane slaughter methods in order to retain a competitive advantage, our company commissioned an *Animal Welfare Feasibility Study of Controlled Atmosphere Stunning for Broilers* ("the report") that addresses the feasibility of phasing in a method of slaughter called "controlled-atmosphere killing" (CAK), which replaces the oxygen that birds are breathing with inert gasses, gently and effectively putting them to sleep; and

WHEREAS, the report concurred that CAK is, as animal welfare experts have described it, the most humane method of poultry slaughter ever developed and admitted that CAK "has advantages [over electrical stunning] from both an animal welfare and meat quality perspective ... obviates potential distress and injury ... can expeditiously and effectively stun and kill broilers with relatively low rates of aversion or other distress" and would eliminate the pain of premature shocks and inadequate stunning that are associated with electrical stunning; and

WHEREAS, the report further concludes that McDonald's European suppliers that use CAK have experienced improvements in bird handling, stunning efficiency, working conditions, and meat yield and quality;[1] and

WHEREAS, although CAK is optimal for both the birds and for profit, McDonald's has yet to implement it and has asserted a need for further research despite the fact that CAK has been widely and successfully used in Europe for nearly a decade and that there is no competing scientific claim suggesting that CAK is not optimal for animal welfare; and

WHEREAS, in its report, McDonald's represents that it will "accelerate further developmental work" on CAK but provides no timeline or plan of action; and

[1]These are the same improvements that Hormel Foods recently touted in a letter to PETA regarding CAK.

WHEREAS, considering that McDonald's commits on its Web site to "lead our industry [by] working with our suppliers and industry experts to advance animal welfare practices and technology," if McDonald's aspires to be the industry leader, then it must truly "accelerate" the development of CAK as promised and not merely delay it under the guise of needing further study;

NOW, THEREFORE, BE IT RESOLVED that shareholders request that the Board of Directors issue interim reports to shareholders following the second, third, and fourth quarters of 2006 that detail the progress made toward accelerating development of CAK.

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

December 14, 2005

TO WHOM IT MAY CONCERN:

Re: Margaret Stone/Account # 10980586

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 200 shares of common stock in McDonald's Corp. These shares have been held continuously for at least one year prior to December 14, 2005.

The shares are held at Depository Trust Company under the Nominee name of Charles Schwab & Co., Inc.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Robert B. Shields

TOTAL P.02

APPENDIX B

APPENDIX C

McDonald's Animal Welfare Guiding Principles

McDonald's commitment to animal welfare is global and guided by the following principles. These principles apply to all the countries in which McDonald's does business.

Safety. First and foremost, McDonald's will provide its customers with safe food products. Food safety is McDonald's number one priority.

Quality. McDonald's believes treating animals with care and respect is an integral part of an overall quality assurance program that makes good business sense.

Animal Treatment. McDonald's supports that animals should be free from cruelty, abuse and neglect while embracing the proper treatment of animals and addressing animal welfare issues.

Partnership. McDonald's works continuously with our suppliers to audit animal welfare practices, ensuring compliance and continuous improvement.

Leadership. McDonald's will lead our industry working with our suppliers and industry experts to advance animal welfare practices and technology.

Performance Measurement. McDonald's sets annual performance objectives to measure our improvement and will ensure our purchasing strategy is aligned with our commitment to animal welfare issues acting as a responsible purchaser.

Communication. McDonald's will communicate our process, programs, plans and progress surrounding animal welfare.

APPENDIX D

REPORT OF THE CORPORATE RESPONSIBILITY COMMITTEE OF THE BOARD OF DIRECTORS OF McDONALD'S CORPORATION

Regarding the Feasibility of Implementing Controlled Atmosphere Stunning for Broilers

June 29, 2005

INTRODUCTION

In November 2004, People for the Ethical Treatment of Animals ("PETA"), owners of 199 shares of the McDonald's Corporation ("McDonald's" or "the Company") common stock, submitted a shareholder proposal for inclusion in the Company's 2005 Proxy Statement requesting McDonald's Board of Directors to issue a report to shareholders on "the feasibility of McDonald's requiring its chicken suppliers to phase in controlled-atmosphere killing within a reasonable timeframe, with a focus on the animal welfare and economic benefits that this technology could eventually bring to all our Company's slaughter facilities." PETA agreed to withdraw its proposal after the Board agreed to issue such a report on or before June 30, 2005.

The Company's Board of Directors has delegated the responsibility for the preparation of this report to its Corporate Responsibility Committee. The Corporate Responsibility Committee consists of four members, all of whom meet the independence requirements of the New York Stock Exchange. The Committee acts in an advisory capacity with regard to the company's policies and strategies related to issues of corporate responsibility, including (but not limited to) matters related to health and safety, and the environment. In fulfilling its charter responsibilities, the Committee has reviewed McDonald's animal welfare program and policies as part of its regular review of the Company's Corporate Responsibility Reports and other social responsibility initiatives. In addition, the Committee has recently reviewed and discussed the feasibility study regarding controlled atmosphere stunning for broilers prepared by McDonald's management (the "CAS Study") *. The CAS Study is attached to this report of the Committee.

McDONALD'S ANIMAL WELFARE INITIATIVES

The Committee and the Board support management's leadership efforts in the area of animal welfare. Although McDonald's is not directly involved in the raising, transportation or slaughter of animals, we understand the importance of the Company's role as a responsible purchaser. We know that safety and quality of food products begin at the farm and continue across the front counter of our restaurants. McDonald's animal welfare program, which is described in the CAS Study and on the Company's website, is

* The PETA proposal refers to controlled atmosphere killing (CAK). We use the term "controlled atmosphere stunning" as it is the more common term in scientific discourse.

an integral part of the Company's overall quality assurance program, which is designed to ensure the quality and safety of every McDonald's product served in over 30,000 restaurants around the world each day.

The Committee notes and is pleased that the Company has established an independent expert Animal Welfare Council to assist in educating our supply chain management on important technical issues and areas of priority that affect McDonald's and its food suppliers. We believe the use of established independent experts to guide the development and improvement of the Company's animal welfare program is appropriate and useful, given, among other things, the emerging and diverse nature of technology in all areas of food supply.

It is in the spirit of continuous improvement that the Board agreed to review issues with regard to the feasibility of requiring the Company's chicken suppliers to phase in controlled atmosphere stunning within a reasonable timeframe. To assist in its review, the Committee directed McDonald's management to prepare the CAS Study.

CAS STUDY

The CAS Study provides a thorough review of the development of CAS technology, animal welfare considerations and the experience of McDonald's European poultry suppliers that have used CAS at their plants. In preparing the CAS Study, management sought the advice of and received input from the independent Animal Welfare Council, and the CAS Study is consistent with their feedback and counsel. The Study summarizes areas of general consensus related to CAS, as well as issues that McDonald's management believes require further study, testing and other clarification as the CAS technology continues to emerge. We have reviewed and discussed the CAS Study with members of McDonald's Animal Welfare Team and executive management of the Company, and believe the Study provides a balanced assessment of current CAS technology and use.

CONCLUSION

Based on our review of McDonald's animal welfare program and the CAS Study, we have concluded that the Company's current standards for animal welfare are appropriate for the Company's global supply chain at this time. We believe that the application of CAS in commercial environments is still in the early stage of development, and therefore, it is premature to make any commitment on future actions at this time. Further, we believe it would be speculative at best to attempt to quantify the economic effect of this science on the Company or its suppliers at this time. We are confident, however, in management's commitment to monitor CAS technology. The Committee will continue to review and discuss future assessments in this and other areas of animal welfare improvements that are appropriate and sensible for the McDonald's business and will report to the full Board of Directors as needed to ensure oversight of these important issues.

McDONALD'S ANIMAL WELFARE FEASIBILITY STUDY
CONTROLLED ATMOSPHERE STUNNING FOR BROILERS

REPORT PREPARED FOR McDONALD'S MANAGEMENT
BY McDONALD'S ANIMAL WELFARE TEAM
JUNE 2005

Introduction

In keeping with McDonald's commitment to animal welfare leadership, we continuously seek opportunities to ensure humane animal handling practices in our supply chain. In this effort, we are assisted by the advice and counsel of our Animal Welfare Council—a panel of independent experts specializing in relevant aspects of animal welfare science and animal welfare issues.[1] We also collaborate with our global meat suppliers to identify best practices, evaluate emerging technologies, and develop initiatives to advance our animal welfare commitment.

McDonald's is not directly involved in the raising, transportation, or slaughter of animals. Our role, therefore, is to work with our direct suppliers—those that take raw meat and process it into hamburgers, chicken filets, and other food products—to understand the relevant issues and collaboratively evaluate potential enhancements to our animal welfare program. Their practical experience makes them subject matter experts on what is feasible and what can advance humane treatment of animals at the processing stage.

After the formation of the Animal Welfare Council, in 2000, and in collaboration with our meat suppliers, we began to study the feasibility of incorporating controlled atmosphere stunning (CAS) into our animal welfare program.[2] Consistent with our commitment to continuous improvement and in response to supplier and other stakeholder interest, we recently undertook, at management's direction, to expand and update our examination of the relevant research and practical options.

The following report has been prepared for McDonald's management by McDonald's Animal Welfare Team—a cross-functional group of McDonald's internal experts on the issues. Consistent with management's direction, it reflects a variety of sources, including reports of third-party expert consultations and

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[1] A listing of current Animal Welfare Council members, with their credentials is available on our corporate Web site at http://www.mcdonalds.com/corp/values/socialrespons/resrecog/expert_advisors0/animal_welfare_council.html.

[2] Controlled atmosphere stunning is also sometimes called controlled atmosphere killing (CAK). We use the former term as more common in scientific discourse.

commissions, the experience of the McDonald's poultry suppliers in Europe that use CAS in some of their facilities, views of other poultry suppliers to the System, and input from McDonald's Animal Welfare Council. The report also draws on an extensive review of the scientific literature conducted for us by Dr. Simon Shane.[3]

The purpose of the report is to present our understanding of CAS and the feasibility of incorporating it into McDonald's global supply chain.

The report briefly:

- Places broiler stunning within the context of McDonald's global animal welfare program.
- Provides an overview of stunning technologies.
- Outlines the history of the development of CAS and related research.
- Summarizes our European poultry suppliers' views on the advantages and disadvantages of CAS.
- Identifies areas of expert consensus and areas where questions remain.

Management has reviewed and approved the report. The final section presents management's conclusions and direction for further action.

McDonald's Animal Welfare Program

McDonald's has a longstanding, publicly-recognized commitment to animal welfare. Four years ago, with the guidance of our Animal Welfare Council, we issued global Animal Welfare Guiding Principles. These principles set forth basic commitments that govern programs in all the countries where we do business.

We have established standards to articulate specific animal welfare expectations for our suppliers. They require, among other things, that "all animals be rendered insensible (unconscious so as not to experience pain) prior to and during the slaughter process." Our interest in the potential of CAS is thus an outgrowth of well-established corporate policy and our commitments to quality and humane animal handling practices.

Frequent staff and third-party audits verify adherence to our standards and promote continuous improvement. The audit protocol for poultry processing facilities includes a number of objective measures of proper bird handling and stunning efficiency. Last year, more than 140 poultry processing facilities were audited—most of the facilities that supply the worldwide McDonald's System.

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[3] Dr. Shane is the author of numerous publications on poultry science issues and Professor *Emeritus* of the School of Veterinary Medicine, Louisiana State University. He is currently an Adjunct Professor in the Department of Poultry Science, North Carolina State University.

Stunning Technologies

The standard in modern poultry processing plants is to render birds insensible—that is, unconscious and incapable of feeling pain—prior to slaughter. The process is known as "stunning."

There are two basic technological approaches to stunning—electrical stunning and CAS. With the former, stunning is achieved by wetting the birds' heads in a brine bath and creating an electrical circuit between their heads and the shackle holding their feet. CAS achieves insensibility by exposing broilers to either a mixture of inert gases (nitrogen and argon) or concentrations of carbon dioxide. The gas mixture deprives birds of oxygen, causing them to lose consciousness.

The technologies involve differences beyond the methods used to render birds insensible. For example, in electrical stunning systems, birds are removed from the delivery crates and shackled before stunning. In CAS systems, birds are exposed to the gases while still in the delivery crates or after being unloaded onto a conveyer belt. This, among other differences, has animal welfare implications and thus must be considered in assessing technological alternatives for stunning.

Development of CAS Technology

CAS was developed in the UK in response to dissatisfaction with electrical stunning, as practiced in the 1980's. Because early stunners were ineffective, a high AC voltage had to be used to achieve reliable stunning. This ensured insensibility prior to further processing, but it impaired meat quality. Questions were also raised about the animal welfare aspects of electrical stunning, principally because the process could be inconsistent and thus not render all birds insensible prior to slaughter.

Such problems stimulated research to develop CAS as an alternative to electrical stunning. Much of the work has been conducted at Bristol University by Dr. Mohan Raj and colleagues. In a lengthy series of studies, commencing in1990, they and later others measured the reliability of various gas mixtures as agents to induce unconsciousness and the exposure times that different combinations of gases required for effectiveness.[4]

Successive studies evaluated various mixtures of carbon dioxide, nitrogen, and oxygen. Others evaluated the use of an argon environment with variable small amounts of oxygen. Researchers also tested a two-stage induction of insensibility using successively higher concentrations of carbon dioxide and a

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[4] As part of his work for us, Dr. Shane provided an account of the technical aspects of these studies and others focused on certain animal welfare aspects of CAS.

three-part mix of carbon dioxide and oxygen in argon. These studies progressively refined CAS options, effectively eliminating some mixtures as inefficient and identifying others as preferable.[5]

Still other studies compared carbon dioxide stunning, at various concentration levels, to high-voltage electrical stunning. A simulation study of this sort found that both carbon dioxide mixtures at higher levels and high-voltage electrical systems were effective as stunning methods but that each produced distinctive types of carcass injury.

Another U.S. study, by scientists at the University of Georgia, addressed the issue of aversion, *i.e.*, negative responses to concentrations of carbon dioxide. They reviewed the two-stage carbon dioxide approach and found that, at a 30% concentration, the two-phase combination optimized stunning efficiency, minimized aversion and convulsions, and was irreversible. Several studies in the U.S. focused on the relative effects of different stunning gases (nitrogen, argon, and carbon dioxide) on meat quality and found no significant difference.

Animal Welfare Considerations

Concurrent with other CAS research, certain studies examined particular animal welfare aspects of various gas mixtures proposed for CAS. These studies looked at respiratory responses, head shaking, and other signs of apparent distress or used EEG tracings.

In 1998, the European Commission's Scientific Committee on Animal Health and Animal Welfare reviewed available research and issued a report on the suitability of CAS from an animal welfare perspective. It concluded that the use of gas mixtures for stunning or killing birds can eliminate stresses associated with electrical stunning, but that none of the major gas mixtures in current use had been sufficiently researched to permit "firm recommendations."

The Committee also identified additional research needs and set forth types of scientific evidence that would be required for approval of a gas mixture. The factors it said should be considered were:

- Aversion to the method, *i.e.*, its potential for causing distress, as determined through observations of behavior, hormonal changes, and/or other means.
- Exposure times required to stun or kill effectively, based on evidence of unconsciousness or death.
- Neck-cutting intervals required to avoid recovery of consciousness.

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[5] For example, these studies and others that followed have led to a general consensus that, for carbon dioxide mixtures, a two-stage induction process is preferable to initially exposing birds to a concentration level high enough to ensure continuing insensibility.

- Effects on carcass and meat quality.
- Effects on worker safety.
- Practicality of the method.

Unresolved issues the Committee noted are still subjects of research and debate.

In December 2000, a symposium on CAS was held in Oldenburg, Germany. Reported research included a trial conducted under the auspices of the EU Volair Study. In this study, EEG data and behavior were monitored during successive phases of anesthesia and euthanasia using a variety of gas mixtures. Animal welfare was also evaluated on the basis of physical signs of agitation, discomfort, or distress during the period of consciousness. The symposium ultimately endorsed several versions of two-phase and three-phase carbon-dioxide systems.

In June 2004, the Scientific Panel on Animal Health and Welfare of the European Food Safety Authority (EFSA) issued a report on the main systems of stunning and killing commercial species, including poultry. The panel indicated its preference for CAS technology, but noted the need for further research to determine the appropriate gas mixture and other specifications, *e.g.*, the duration of unconsciousness after stun. More generally, the panel concluded that "there is an urgent need for further detailed investigations of the mechanisms and effects of the different stunning methods, their technical and organizational performance in practice and improved and continuing education of the staff to ensure good animal welfare."

Also in June 2004, the Humane Slaughter Association (HSA) and the Universities Federation for Animal Welfare (UFAW) held a workshop on CAS in poultry processing to disseminate information and potentially forge a consensus about the state of the art and future direction. Participants included representatives from academia, manufacturers of CAS systems, the poultry industry, and the UK Department for Environment, Food, and Rural Affairs (DEFRA).

Discussion focused on research into the effects on birds of the two main approaches to CAS—CO_2 mixtures and anoxic (argon/nitrogen) mixtures. The consensus was that the studies "provide important information but don't seem to resolve all the issues related to current CAS systems. They also have the limitation of not being carried out in commercial conditions." More specifically, the group found that:

- Commercially, there may be some birds that show signs of recovery before killing and that this issue may have to be resolved if CAS is to be widely adopted in Europe.

- "There seems to be a question mark about the experience of birds flapping in anoxic gas mixtures," *i.e.*, whether the birds are still conscious or have periods of consciousness and, if so, whether the flapping is distressful or painful.
- There is "undoubtedly unpleasantness associated with the most common CO_2 mix.... We seem to have a better understanding of the problems of the CO_2 mix, but it does not meet all the criteria we would like in a CAS system."
- "The choice may be between an unpleasant or painful initial phase but apparent calm subsequent transition from unconsciousness to death or a non-aversive initial phase but with a potentially violent or distressing transition to death."[6]

In December 2004, at a seminar sponsored by the U.S. Department of Agriculture, Dr. Raj reiterated his view that argon/nitrogen gases are superior, from an animal welfare perspective, to carbon dioxide. The key difference, he argued, is that they induce death through anoxia (oxygen deprivation) rather than suffocation. However, earlier in the year, a comparative laboratory-scale trial using carbon dioxide mixtures at the University of Georgia found no negative welfare concerns associated with carbon dioxide use.

In the UK, DEFRA is currently in the final stages of a CAS study that will address, among other issues, whether CAS is a humane approach, particularly as compared to electrical stunning, and whether any gas mixtures are preferable or, alternatively, so inferior as to merit prohibition. This study is expected to influence new animal welfare legislation in the UK and at the EU level.

There are other pending regulatory developments that may have practical implications for CAS feasibility. The European Commission is working on a directive that will provide further stunning guidance for poultry suppliers in all member countries. The directive will presumably reflect the June 2004 EFSA Scientific Panel report.

At the global level, the UN Office International des Epizooties (OIE)—the lead agency for global guidance on animal health and animal welfare policies—has just adopted guidelines on humane slaughter. These cover, among other things, uses of electrical stunning and of CAS, both with CO_2 mixtures and inert gases. The guidelines express no preference for one method over others. Rather they identify, for each method, animal welfare concerns and/or implications and key animal welfare requirements. OIE guidelines serve as a source of scientific expertise for national governments, industry, and other stakeholders.

There are thus uncertainties from both a research and a regulatory perspective. In an as-yet unpublished paper, Dr. Temple Grandin observes, as did the

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[6] The foregoing is based on a summary of workshop highlights provided by HSA. A report on the proceedings was published in *Animal Welfare 2005,* 14:63–88.

HSA/UFAW group, that the translation of research results into commercial use introduces additional factors.[7] "Inert gas mixtures that may work in a small box in the lab," she writes, "may not work out in the commercial plant."

Experience of McDonald's European Poultry Suppliers

McDonald's has learned about the practicalities of CAS technology through the direct experience of some of our poultry suppliers in Europe. They have been using the technology at a few of their plants—in one instance for as long as seven years—and are considering potential expansion. We are continually assessing their feedback on the process.

Benefits they have noted thus far include improvements in:

- Bird handling, because birds are not shackled while conscious or subject to certain irregularities incident on electrical stunning *e.g.*, pre-stun shocks.
- Stunning efficiency.
- Working conditions due to reduced needs for physically handling live birds.
- Meat yield and quality.

Supplier input also indicates certain disadvantages to CAS, specifically:

- Gas control systems are more complex than electrical stunning systems. They require specialized worker training and ongoing monitoring to maintain the proper proportion of gases and avert safety risks.[8]
- Initial capital costs and gas supply costs are high.
- Gas systems require more space in processing plants than electrical systems. Reconfiguring smaller plants to accommodate a gas system may be difficult.
- Feather removal can be more difficult, and there may be scratching and/or wing damage.

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[7] Dr. Temple Grandin is an Associate Professor of Animal Science at Colorado State University and a member of our Animal Welfare Advisory Council. Further information about Dr. Grandin and her work, including findings and recommendations on stunning, is available on her Web site, www.grandin.com.

[8] Electrical stunning systems must also be monitored, but gas systems are subject to greater and more frequent fluctuations. In her aforementioned paper, Dr. Grandin notes the need for frequent adjustments in a CAS gas mixture, based on direct observations of bird reactions. "Slight changes in the mixture can cause birds to flap violently.... Changes in wind direction around the plant or fans turning on in the plant can change the gas composition."

Other Technological Developments

While CAS technology was developing in Europe, electrical stunning technology was evolving in the U.S. As a result, U.S. poultry processing plants commonly use low-voltage AC or DC electrical stunners that can render birds insensible before slaughter without affecting meat quality.

In 1997, a further improvement was introduced, based on research on electro-anesthesia for humans. This technology uses a low-voltage, pulsed DC current followed by a constant low-voltage AC current, rather than a constant low-voltage current of either wave type. The pulsed DC current is used to stun the bird. The AC current then prolongs the stun while the bird is moved down line for further processing. The two-phase technology is commercially available and is used in some plants that supply McDonald's in the U.S. and the UK, as by well as other poultry suppliers.

Assessment of Existing Knowledge

Research and practical experience to date have led to widespread consensus on certain issues. Other issues remain unsettled. These await further research and/or testing in actual commercial environments.

Areas of General Consensus

Experts seem largely to concur on the following basic premises related to CAS:

- When compared to stunning with a high-voltage AC current, CAS has advantages from both an animal welfare and a meat quality perspective.
- CAS obviates potential distress and injury resulting from the physical handling and shackling of unstunned birds.
- Certain other potential causes of distress are eliminated, *e.g.*, premature shocks, cases of inadequate stunning.
- Properly designed and operated CAS systems can expeditiously and effectively stun and kill broilers with relatively low rates of aversion or other distress.

Issues Requiring Further Study, Testing and/or Other Clarification

- *Appropriate gas mixture*. As indicated above, researchers and CAS manufacturers differ on the appropriate gas mixture to use. From an animal welfare perspective, the debate is critical because at least one well-recognized authority, Dr. Raj, maintains that use of carbon dioxide causes pain and panic reactions, while other experts have concluded that multi-phase carbon dioxide systems are humane.

- *Regulatory environment in Europe*. The unresolved debate about gas mixtures is reflected in the regulatory environment and thus has implications for feasibility. For example, country-level legislation in Europe would, at this point, preclude the universal adoption of any CAS system for McDonald's poultry supply chain. Great Britain permits only single-phase systems, while France permits only two-phase carbon dioxide systems. Although most European countries have no explicit legislation on the issue, their *de facto* permissiveness is not necessarily long-lived and so cannot be relied on. The pending EU legislation noted above could establish new limits on CAS options.

- *Design of current major CAS systems*. The design of major CAS systems in current use also raises unanswered questions with potential implications for animal welfare. For example, the OIE guidelines cite possible recovery of consciousness with systems using inert gases, *i.e.*, argon and nitrogen.[9] It has also been found that, when exposed to oxygen-depriving environments in commercial settings, some proportion of birds will respond with strenuous wing-flapping. Researchers differ on whether the birds are still conscious when the flapping begins and, if so, whether the flapping is associated with distress or pain.

- *Worker health and safety issues*. There are also worker health and safety risks associated with the use of pressurized gas systems, particularly those designed to induce oxygen deprivation. It is unclear that these risks have been adequately assessed and appropriate safeguards developed.

Management Conclusions

Based on our review of this study by McDonald's Animal Welfare Team, we agree that CAS has potential. We will continue to explore the practical experience of our European suppliers who use CAS systems. We will also support efforts to improve understanding of the technological issues involved in commercial CAS applications and act to accelerate further developmental work.

Given the remaining unanswered questions, however, it would be premature to require adoption of what is still an emerging technology.

We can see that there have been significant laboratory trials related to different types of gases, mixtures, exposure times, and concentrations. Yet unresolved issues remain for both principal gas mixture types, including the possibility that birds may experience pain or distress before insensibility is achieved. Significant

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[9] The guidelines also note animal welfare concerns for CO_2 mixtures—specifically, aversive reactions to high CO_2 levels, respiratory distress, and possibilities of inadequate exposure.

new research and reports are expected in the near future. We need to consider them before making any definitive conclusions or commitments.

There is also still much to learn about the application of CAS in commercial environments. As a responsible company, we must have higher confidence that any significant investment we require of our suppliers will not prove problematic or be rapidly superseded by improved technology.

Like all McDonald's supply chain quality systems, our animal welfare program aims toward continuous improvement. In that spirit, staff will, at our direction, continue their efforts to learn more about CAS. While still monitoring CAS technology advances in Europe, they will also study the results of our poultry processing facility audits. These, we believe, can be a useful source for assessing the animal welfare implications of different stunning systems and potentials for improvement.

Concurrently, McDonald's Animal Welfare Team will continue work with our U.S.-based poultry suppliers to improve the effectiveness of their electrical stunning processes. We recognize animal welfare issues in the existing technology. Working with our suppliers, researchers, and other scientific experts, we will explore newer, emerging systems and methods that may address such animal welfare concerns as pre-stun stress, cases of inadequate stunning, and potential stresses and injuries related to bird catching, transportation, and shackling. We do not want, at this point, to rule out the possibility of further technological advances that would obviate these animal welfare concerns.

Anticipating additional experience, further evolutions in the scientific research, policy developments, and perhaps developments in commercial applications as well, we have directed staff to closely monitor developments in CAS technology and to conduct a follow-up assessment of CAS no later than the end of 2006 and sooner if new developments warrant.

APPENDIX I
LITERATURE REVIEW[10]

Berry, P.S., Meeks, I.R., Tinker, D.B., and Frost, A.R. (2002) "Testing the Performance of Electrical Stunning Equipment for Poultry." *Veterinary Record* 151:338-339.

Bilgili, S.F. (1992) "Electrical Stunning of Broilers – Basic Concepts in Carcass Quality Implications: A Review." *J. Appl. Poultry Res.* 1:135-146.

Coenen, A., Smit, A., Zhonguhua, L., and van Luijtelaar, G. (2000) "Gas Mixtures for Anesthesia and Euthanasia in Broiler Chickens." *World's Poultry Science J.* 56:225-234.

Craig, E.W. and Fletcher, D.L. (1995) "A Comparison of European (EC) and US Electrical Stunning Systems on Broiler Carcass and Meat Quality." *Poultry Science* 74:30 (Abst.).

Gade, P.B., von Holleben, K., and von Wenzlawowicz, M. (2001) "Animal Welfare in Controlled Atmosphere Stunning (CAS) of Poultry Using Mixtures of Carbon Dioxide and Oxygen." *World's Poultry Science J.* 57:191-200.

Gerritzen, M.A., Lambooij, E., Hillebrand, S.J.W., Lankharj, A.C., and Pieterse, C. (2000) "Behavior Responses of Broilers to Different Gaseous Atmospheres." *Poultry Science* 79:928-933.

Göksoy, E.O., McKinstry, L.J., Wilkins, L.J., Parkman, I., Phillips, A., Richardson, R.A. and Anil, M.H. (1999) "Broiler Stunning and Meat Quality." *Poultry Science* 78:1796-1800.

Gregory, N.G. and Wilkins, L.J. (1989) "Effect of Ventricular Fibrillation at Stunning and on Ineffective Bleeding on Carcass Quality Defects in Broiler Chickens." *British Poultry Science* 30:825-829.

Gregory, N.G., Wilkins, L.J., Walton, S.B. and Middleton, A.L.V. (1995) "Effects of Current and Waveform on the Incidence of Breast Meat Hemorrhages in Electrically Stunned Broiler Chicken Carcasses." *Veterinary Record* 137:263-265.

Gregory, N.G. and Wotton, S.B. (1989) "Effect of Electrical Stunning on Somatosensory-Evoked Potentials in Chickens." *British Vet. J.* 145:159-164.

Hillebrand, S.J.W., Lambooy, E., and Veerkamp, C.H. (1996) "The Effects of Alternative Electrical and Mechanical Stunning Methods on Hemorrhaging and Meat Quality of Broiler Breast and Fine Muscles." *Poultry Science* 75:664-671.

[10] Prepared for McDonald's Animal Welfare Team by Dr. Simon Shane.

Ingling, A.L. and Keunzel, W.J. (1978) "Electrical Terminology, Measurements and Units Associated with the Stunning Technique in Poultry Processing Plants." *Poultry Science* 57:127-133.

Keunzel, W.J. and Ingling, A.L. (1977) "A Comparison of Plate and Brine Stunners, AC and DC Circuits for Maximizing Bleed-Out in Processed Poultry." *Poultry Science* 56:2087-2090.

Kotula, A.W., Drewniak, E., and Davis, L.L. (1957) "Effect of Carbon Dioxide Immobilization on the Bleeding of Chickens." *Poultry Science* 36:585-588.

Lambooij, E., Gerritzen, M.A., Engel, B., Hillebrand, S.W.J., Lankhaar, J., and Pieterse, C. (1999) "Behavioral Responses During Exposure of Broiler Chickens to Different Gas Mixtures." *Applied Animal Behavior Science* 62: 255-265.

McNeal, W.D. and Fletcher, D.L. (2003) "Effects of High Frequency Electrical Stunning and Decapitation on Early Rigor Development and Meat Quality of Broiler Breast Muscle." *Poultry Science* 82:1352-1355.

Mench, J.A., (1992) "The Welfare of Poultry in Modern Production Systems." *Poultry Science Rev.* 4:107-128.

Mohan Raj, A.B., and Gregory, N.G. (1990) "Effect of Rate of Induction of Carbon Dioxide Anesthesia on the Time of Onset of Unconsciousness and Convulsions." *Research in Vet. Science* 49:360-363.

Mohan Raj, A.B., and Gregory, N.G. (1990) "Investigation into the Batch Stunning/Killing of Chickens Using Carbon Dioxide or Argon-Induced Hypoxia." *Research in Vet. Science* 49:364-366.

Mohan Raj, A.B., Gregory, N.G., and Wotton, S.B. (1990) "Effect of Carbon Dioxide Stunning on Somatosensory Evoked Potentials in Hens." *Research in Vet. Science* 49:335-359.

Morton, D.B.,(2004) "Does Broiler Welfare Matter and To Whom" in Weeks, C.A. and Butterworth, A., eds., *Measuring and Auditing Broiler Welfare*. CABI Publishing, Cambridge, MA, p. 241-250.

Poole, G.H., and Fletcher, D.L. (1994) "Effects of Argon, Nitrogen, and Carbon Dioxide Gas Killing on Blood Loss, pH, R-Value and Breast Meat Texture of Broiler Chickens." *Poultry Science* 73:155 (Abst.).

Poole, G.H. and Fletcher, D.L. (1995) "Effects of a Modified Atmosphere Stun-Kill System (MASK) on Broiler Breast Muscle pH and Texture." *Poultry Science* 74:79 (Abst.).

Poole, G.H. and Fletcher, D.L. (1995) "A Comparison of Argon, Carbon Dioxide, and Nitrogen in a Broiler Killing System." *Poultry Science* 74:1218-1223.

Poole, G.H., Fletcher, D.L., and Webster, A.B. (1997) "Evaluation of a Two-Stage Carbon Dioxide Modified Atmosphere Stunning-Killing (MASK) System for Broilers." *Poultry Science* 76:119 (Abst.).

Raj, A.B.M. (2003) "A Critical Appraisal of Electrical Stunning in Chickens." *World's Poultry Science J.* 59:89-98.

Raj, A.B., Gregory, N.B. and Wilkins, L.J. (1992) "Survival Rate and Carcass Downgrading After the Stunning of Broilers with Carbon Dioxide-Argon Mixtures." *Veterinary Record* 130:325-328.

Raj, A.B.M. and O'Callaghan, M. (2004) "Effects of Electrical Water-Bath Stunning Current Frequencies on the Spontaneous Electroencephalogram and Somatosensory Evoked Potentials in Hens." *British Poultry Science* 45:230-236.

Raj, M. and Tserveni-Gousi, A. (2000) "Stunning Methods for Poultry." *World's Poultry Science J.* 56:291-304.

Sackheim, H.A., Long, J., Luber, B., Moeller, J.R., Prohovnik, I., Devanand, D.P., and Nobler, M.S. (1994) "Physical Properties and Quantification of the ECT Stimulus. I. Basic Principles." *Convulsive Therapy* 10:93-123.

Savenije, B., Lambooij, E., Gerritzen, M.A., and Korf, J. (2002) "Development of Brain Damage as Measured by Brain Impedance Recordings, and Changes in Heart Rate and Blood Pressure Induced by Different Stunning and Killing Methods." *Poultry Science* 81:572-578.

Savenije, B., Schreurs, F.J.G., Winkelman-Goedhart, H.A., Gerritzen, M.A., Korf, J., and Lambooij, E. (2002a) "Effects of Feed Deprivation and Electrical, Gas, and Captive Needle Stunning on Early Postmortem Muscle Metabolism and Subsequent Meat Quality." *Poultry Science* 81:561-571.

Webster, A.B. and Fletcher, D.L. (2001) "Reactions of Laying Hens and Broilers to Different Gases Used for Stunning Poultry." *Poultry Science* 80:1371-1377.

Webster, A.B. and Fletcher, D.L. (2004) "Assessment of the Aversion of Hens to Different Gas Atmospheres Using an Approach-Avoidance Test." *Applied Animal Behavior Science* 88:275-287.

Wilkins, L.J., Gregory, N.G., Wotton, S.B. and Parkman, I.D. (1998) "Effectiveness of Electrical Stunning Applied Using a Variety of Waveform-Frequency Combinations and Consequences for Carcass Quality in Broiler Chicken." *British Poultry Science* 39:511-518.

Wooley, S.C., Borthwick, F.W., and Gentle, M.J. (1986) "Flow Routes of Electric Currents in Domestic Hens During Pre-Slaughter Stunning." *British Poultry Science* 27:403-408.

Wooley, S.C., Borthwick, F.J.W., and Gentle, M.J. (1986) "Flow Routes of Electric Currents in Domestic Hens During Pre-Slaughter Stunning." *British Poultry Science* 27:403-408.

Wotton, S.B. and Wilkins, L.L. (1999) "Effect of Very Low Pulsed Direct Currents at High Frequency on Return of Neck Tension in Broilers." *Veterinary Record* 145:393-396.

Wotton, S. and Wilkins, L.J. (2004) "The Primary Processing of Poultry" in Weeks, C.A. and Butterworth, A., eds., *Measuring and Auditing Broiler Welfare*. CABI Publishing, Cambridge, MA, p. 161-180.

Document #: 210748-v1

COPIES OF REFERENCED NO ACTION LETTERS

Westlaw.

(SEC No-Action Letter)

***1 Johnson & Johnson**
Publicly Available February 7, 2003

LETTER TO SEC

December 19, 2002

SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF CHIEF COUNSEL

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Johnson & Johnson Shareholder Proposal

Relating to the "Glass Ceiling Review"

Ladies and Gentlemen:

This letter is to inform you that it is the intention of **Johnson & Johnson**, a New Jersey corporation (the "Company"), to exclude the shareholder proposal submitted by the General Board of Pension and Health Benefits of The United Methodist Church, as well as two other shareholders who are also affiliated with the Interfaith Center on Corporate Responsibility (the "Proponent") from the proxy statement and form of proxy relating to the Company's 2003 Annual Meeting of Shareowners (the "2003 Proxy Materials").

The Company hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal may be properly excluded from the Company's 2003 Proxy Materials for the reasons and on the bases set forth below.

In accordance with Rule 14a-8(j)(2), enclosed are six copies of this letter with, as Appendix A hereto, the Proponent's original letter to the Company, dated November 7, 2002 and the attachment enclosed therewith (collectively, the "Proposal").

The Company expects to file its 2003 Proxy Materials with the Securities and

Exchange Commission (the "Commission") on or after March 12, 2003. In order to allow the Company to complete its mailing of the 2003 Proxy Materials in a timely fashion, we would appreciate receiving your response as soon as practicable. By copy of this letter and its enclosures, the Company is notifying the Proponent of its intention to omit the Proposal from the 2003 Proxy Materials.

Reasons for Omission

The Company believes that the Proposal can be properly omitted from its 2003 Proxy Materials pursuant to clauses (i)(3) and (i)(6) of Rule 14a-8.

The Proposal Is Excludable Pursuant to Either Rule 14a-8(i)(3) or Rule 14a-8(i)(6) Because It Is Contrary to the Commission's Proxy Rules and Is Vague and Indefinite.

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In addition, a proposal will violate Rule 14a-8(i)(3) if it is vague and indefinite such that "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Elec. Co. (July 30, 1992) (supporting the omission of a shareholder proposal under predecessor Rule 14a-8(c)(3) where a proposal resolved that a committee of small stockholders would refer a "plan or plans" to the board, but did not describe the substance of those plans); see also, H.J. Heinz Co. (May 25, 2001) (supporting the omission of a shareholder proposal under Rule 14a-8(i)(3) where the proposal requested the company to implement the SA8000 Social Accountability Standards, but did not clearly set forth what SA8000 required of the company); Bristol-Myers Squibb Co. (February 1, 1999) (supporting the omission of a shareholder proposal under Rule 14a-8(i)(3) where the proposal's references to the Bible and Roman law rendered the proposal impermissibly vague).

*2 A proposal may also be excluded pursuant to Rule 14a-8(i)(6) if it "is so vague and indefinite that [the company] would be unable to determine what action should be taken." Int'l Bus. Machs. Corp. (January 14, 1992); RJR Nabisco Holdings Corp. (February 25, 1998) (finding a proposal to link executive compensation with a "reduction in teenage smoking as reflected in the goals of the proposed federal tobacco settlement" was beyond the power of the company to effectuate because it was "unclear what specific standards the [c]ompany would have to meet").

The Proposal is vague and indefinite because shareholders will not understand what they are being asked to consider from the text of the Proposal. The Proposal is completely devoid of any description of the substantive provisions of the "Glass Ceiling Report" or the recommendations "flowing from it." In addition, the Proposal provides no background information to shareholders.

The Company recognizes that similar proposals have been the subject of a number of unsuccessful no-action letters; however, these letters have not raised the same concern as the Proposal. See Newel Rubbermaid Inc. (February 21, 2001); Wal-Mart Stores, Inc. (April 11, 2000). These cases are distinguishable because the supporting statements to those proposals provided sufficient context and background information to shareholders. By contrast, the Proposal does none of this--in fact, the term "glass ceiling" is not used anywhere in the Proposal's Supporting Statement.

The absence of background information and context in the Proposal is analogous to the shareholder proposal that was excluded pursuant to the no-action letter Kohl's Corp. (March 13, 2001). In Kohl's Corp., the proposal requested that the "company commit itself to the full implementation of the [SA8000 Social Accountability Standards] by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards." Even though the supporting statement to the proposal cited various conventions that were incorporated into the SA8000 standards, the Staff agreed with Kohl's that the proposal was misleading "because the shareholders would be unable to determine what actions and measures SA8000 would require if implemented." As in Kohl's Corp., the lack of context and background information in the Proposal will not enable shareholders to determine what the Company must do in order to comply with the Proposal. To the extent that shareholders may have differing expectations as to what the Company must do in order to appropriately respond to the Proposal, it will not be possible for the Company to implement the Proposal to the satisfaction of all shareholders who vote for its adoption. Because neither the shareholders in voting on the Proposal nor the Company in implementing the Proposal will be able to determine exactly what actions the Proposal requires, the Proposal violates Rule 14a-9 and is excludable pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6).

***3** In addition to the lack of background information, the first paragraph of the Supporting Statement is also materially false and misleading because it is irrelevant and implies potential improper or illegal conduct on the part of the Company. It reads as follows:

"The lack of transparent disclosure on workplace diversity has the potential to cost our company substantial amounts of money as evidenced by the cost of class action law suits settled by Texaco and Coca Cola in excess of $100 million. Legal settlements also undermine consumer confidence and employee morale."

The Company believes that the references to Texaco and Coca-Cola specifically and law suit settlements generally are irrelevant to the Proposal and create the materially misleading impression that by not producing the requested report, the Company may be engaging in improper or illegal activity. The Proposal requests that the Board of Directors "prepare a report...concerning the Glass Ceiling Commission's business recommendations." The Supporting Statement, however, provides no foundation for its assertion that a lack of transparent disclosure on workplace diversity was the cause of the Texaco and Coca Cola law suit settlements. These companies settled because of facts, allegations, and other circumstances specific to those companies and the lawsuits in which they were involved, not because of the mere fact that allegations were made concerning a lack of transparent disclosure or otherwise. Indeed, other lawsuits involving similar allegations against other companies have not resulted in such settlements. In addition, we also fail to see how the last sentence of the Supporting Statement relates to the preparation of the requested report. The statement that "[l]egal settlements also undermine consumer confidence and employee morale," whether or not true, does not relate to the Company's transparency on glass ceiling issues. The Staff has concluded numerous times that irrelevant portions of supporting statements may be omitted pursuant to Rule 14a-8(i)(3). See, e.g., Exxon-Mobil Corp. (March 27, 2002). Because these statements are irrelevant to the Proposal and materially misleading to the shareholders by suggesting that the Company may be engaging in improper or illegal activity, they should be omitted from the Proposal.

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal may be properly omitted from the 2003 Proxy Materials.

If you have any questions with respect to the foregoing or if you need any additional information, please feel free to give me a call at **Johnson & Johnson** at (732) 524-2464. If for any reason the Staff does not agree with the conclusions expressed herein, we would appreciate an opportunity to confer with the Staff before issuance of its response.

***4** We request that you acknowledge receipt of this letter and the enclosures by stamping and returning the enclosed additional copy of the cover page of this letter using the enclosed self-addressed stamped envelope.

Thank you for your prompt attention to this matter.

Very truly yours,
Michael H. Ullmann

Corporate Secretary & Associate General Counsel

JOHNSON & JOHNSON

One **Johnson & Johnson** Plaza

New Brunswick, NJ 08933-0026

(732) 524-2455

ENCLOSURE

November 7, 2002

WILLIAM WELDON, CEO

JOHNSON AND **JOHNSON**

ONE **JOHNSON & JOHNSON** PLAZA

NEW BRUNSWICK, NJ 08933

Dear Mr. Weldon:

The General Board of Pension and Health Benefits of The United Methodist Church has the responsibility for administering and investing pension funds in excess of $10 billion. The General Board is committed to being a socially responsible investor, and endeavors to invest in funds and corporations that have a positive impact on society. The Social Principles of our denomination encourage the General Board to invest in companies that are supportive of inclusiveness and fairness at all levels, as an expression of our belief that equal employment opportunity and workplace diversity are important. In such capacity, the General Board has an investment position of 1,136,654 shares of common stock in **Johnson & Johnson**.

Earlier this year I corresponded with Mr. Michael Ullmann concerning the recent class action discrimination suit. Mr. Ullmann wrote in his May 23, 2002 letter to me that, "We [**Johnson & Johnson**] have programs, policies and practices that have brought us recognition as an employer of choice..." As a concerned investor, the General Board invites **Johnson & Johnson** to publicly disclose initiatives taken to address "Glass Ceiling" opportunities and challenges in the company's workforce.

I am hereby authorized to notify you of our intention to file this resolution for consideration and action by the stockholders at the 2003 Annual Meeting of **Johnson & Johnson**. We also request that the resolution and our support of it be noted in the proxy statement in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The General Board of Pensions has held a number of **Johnson & Johnson** shares, with a value of at least $2,000.00 for at least twelve months prior to the filing of this proposed 2003 shareholder resolution. Proof of the General Board's ownership of these shares will follow under separate cover. It is the intent of the General Board of Pension and Health Benefits to maintain ownership of **Johnson & Johnson** stock through the date of the Annual Meeting.

It is also our hope that a meeting with management will be possible and that we can find a way to deal with this matter, making this resolution unnecessary.

Sincerely,
Vidette Bullock Mixon

Director of Corporate Relations and Social Concerns

GLASS CEILING REVIEW

*5 RESOLVED: The Board of Directors prepare a report, at reasonable cost and excluding confidential information, available to shareholders four months after the annual shareholder meeting on our Company's progress concerning the Glass Ceiling Commission's business recommendations including a review of:

1. Steps the company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it.
2. Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs.
3. An explanation of how executive compensation packages and performance evaluations include executive efforts in breaking the glass ceiling.
4. The top one hundred or one percent of company wage earners broken down by gender and race.

SUPPORTING STATEMENT

The lack of transparent disclosure on workplace diversity has the potential to cost our company substantial amounts of money as evidenced by the cost of class action law suits settled by Texaco and Coca Cola in excess of $100 million. Legal settlements also undermine consumer confidence and employee morale.

As investors, we believe that **Johnson & Johnson** recognizes the direct link between equal opportunities within the company and investor value and will do everything reasonable to promote the goals of equal opportunity. The Company's Credo dating back to 1943, states in relevant part that:

"Everyone must be considered as an individual. We must respect their dignity and recognize their merit... Compensation must be fair and adequate... There must be equal opportunity for employment, development and advancement for those qualified."

Through transparent reporting to company stakeholders, **Johnson** and **Johnson** can document its commitment to workplace diversity and assure investors that the Company's Credo is being implemented.

It is our opinion that equal employment opportunity and diversity performance must be measured and evaluated with the same accountability and high level of management support as other traditional business areas. We believe that the report called for in this resolution will enable **Johnson & Johnson** to reaffirm its commitment to work place diversity.

ENCLOSURE

November 8, 2002

WILLIAM WELDON, CEO

JOHNSON AND **JOHNSON**

ONE **JOHNSON & JOHNSON** PLAZA

NEW BRUNSWICK, NJ 08933

Certified Mail, Return Receipt Requested

Dear Mr. Weldon:

The Sisters of the Blessed Sacrament are cosponsoring the enclosed shareholder resolution (Glass Ceiling Review) with the United Methodist Church General Board of Pensions and Health Benefits, whose Director of Corporate Relations and Social Concerns, Vidette Bullock Mixon, has already sent you the lead filing letter.

After nearly 112 years of work with African Americans and Native American Indians, we find that these citizens continue to face barriers in their pursuit of economic advancement, resulting in a brain drain that affects every American's bottom line, as well as that of **Johnson & Johnson**. Therefore I am authorized to inform you that we hereby submit the proposal for inclusion in the proxy statement under Rule 14 a-8 of the Securities Exchange Act of 1934.

***6** We also enclose verification from Morgan, Keegan & Company, Inc. of our beneficial ownership of 200 shares of common stock in **Johnson & Johnson**. We will continue to hold sufficient shares beyond the meeting date in 2003.

We concur with the lead filer in the hope that a meeting with management will be possible and that we can find a way to deal with this matter and withdraw this resolution.

Sincerely,
Sister Patricia Marshall

Director, SBS Social Justice Office

LETTER TO SEC

January 20, 2003

SECURITIES & EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

ATT: GRACE LEE, ESQ.

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

Re: Shareholder Proposal Submitted to **Johnson & Johnson**

Dear Sir/Madam:

I have been asked by the General Board of Pension and Health Benefits of The United Methodist Church, the Sisters of the Blessed Sacrament and Progressive Investment Management (who are jointly referred to hereinafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of **Johnson & Johnson** (hereinafter referred to as "J&J" or the "Company"), and who have jointly submitted a shareholder proposal to J&J, to respond to the letter dated December 19, 2002, sent to the Securities & Exchange Commission by the Company, in which J&J contends that the Proponents' shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rules 14a-8(i)(3) or 14a-8(i)(6).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in J&J's year 2003 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal calls for a report on employment discrimination.

BACKGROUND

The term "glass ceiling" was first used in a 1985 Wall Street Journal article to describe an artificial barrier to the advancement of women into corporate management positions. Senator Robert Dole introduced the Glass Ceiling Act, as part of Title II of the Civil Rights Act of 1991. President Bush signed the 1991 Civil Rights Act establishing a bipartisan twenty-nine member Glass Ceiling Commission. The Commission was charged with preparing recommendations on the glass ceiling issue for the President and corporate leaders.

In 1991, then Secretary of Labor Lynn Martin completed the Glass Ceiling Initiative Report. Senator Dole praised the report, "[this] confirms what many of us have suspected all along - the existence of invisible, artificial barriers blocking women and minorities from advancing up the corporate ladder to management and executive level positions" and "for this Senator, the issues boils down to ensuring equal access and equal opportunity."

*7 Chairperson of the Glass Ceiling Commission Robert Reich stated, "The glass ceiling is not only an egregious denial of social justice that affects two-thirds of the population, but a serious economic problem that takes a huge financial toll on American business." And "...we need to attract and retain the best, most flexible workers and leaders available, for all levels of the organization."

The stated vision of the Glass Ceiling Commission is "a national corporate leadership fully aware that shifting demographics and economic restructuring make diversity at management and decision making levels a prerequisite for the long-term success of the United States in domestic and global market places".

The report revealed that women make up 45.7 percent of the total workforce and earn over half of all Master degrees, yet 95 percent of senior-level managers remain men. Women earn about $ .72 for every dollar earned by men.

The Glass Ceiling Commission Report, released in 1995, confirms that inclusiveness in the workplace has a positive impact on the bottom line. A 1993 study of Standard and Poor 500 companies revealed that "...firms that succeed in shattering their own glass ceiling racked up stock-market records that were really two and one half times better than otherwise comparable companies."

Enclosed as Exhibit A is an official statement about the Commission and enclosed as Exhibit B is a Department of Labor introduction to the Report of the Glass Ceiling Commission.

RULES 14a-8(i)(3 and (6)

A.

The Company's first argument is that the proposal may be excluded because the term "glass ceiling" is vague and indefinite. We believe that the term "Glass Ceiling" has come into common parlance and that it therefore needs no definition; and that similarly people are generally familiar with the Glass Ceiling Report. In the event that the Staff believes that the shareholder proposal should reference the Report, we would be glad to add to the supporting statement a reference to the Department of Labor web site where the report can be found: (www.dol.gov/asp/programs/history/reich/reports/ceiling.htm). In this connection, we note that the Staff has permitted amendments to cure ambiguity. See, e.g., The LTV Corporation (February 15, 2000).

B.

We do not believe that a description of a widespread problem need be tied to the specific issuer to whom the shareholder proposal is submitted. Nevertheless, if there were to be such a requirement it has been more than met in the instant case. A quick search for recent discrimination cases against J&J or its subsidiaries uncovered, inter alia, the following: Passantino v. **Johnson & Johnson** Consumer Products, 212 F.3d 493 (9th Cir 2000) (an excellent example of the working of the glass ceiling); Goosby v. **Johnson & Johnson** Medical, Inc., 228 F.3d 313 (3d Cir 2000); Medlock v. Ortho Biotech Inc., 164 F.d3d 545 (10th Cir 1999); Gutierrez v. **Johnson & Johnson**, 2002 USDist Lexis 15418 (DNJ 2002) (defendant's motion for a protective order denied in class action alleging discrimination against Blacks and Hispanics); Chamberlain v. McNeil Consumer Products, 1998 USDist Lexis 9452 (ND Ill 1998) (involving discrimination against female Regional Sales Manager).

***8** In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,
Paul M. Neuhauser

Attorney at Law

SEC LETTER

1934 Act / s -- / Rule 14A-8

February 7, 2003

Publicly Available February 7, 2003

Re: **Johnson & Johnson**

Incoming letter dated December 19, 2002

The proposal requests a report regarding the company's progress concerning "the Glass Ceiling Commission's business recommendations" including a review of: (1) steps the company has taken to use the "Glass Ceiling Commission Report" and management's "recommendations flowing from it"; (2) Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs; (3) an explanation of how executive compensation packages and performance evaluations include executive efforts in breaking the glass ceiling; and (4) the top one hundred or one percent of company wage earners broken down by gender and race.

There appears to be some basis for your view that **Johnson & Johnson** may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if **Johnson & Johnson** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which **Johnson & Johnson** relies.

Sincerely,

Alex Shukhman

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

***9** Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2003 WL 354920 (S.E.C. No - Action Letter)

END OF DOCUMENT

2002 WL 31875207 (S.E.C. No - Action Letter)

(Cite as: 2002 WL 31875207 (S.E.C. No - Action Letter))

(SEC No-Action Letter)

*1 **Alcoa** Inc.
Publicly Available December 24, 2002

LETTER TO SEC

November 25, 2002

U. S. SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF THE CHIEF COUNSEL

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: **Alcoa** Inc.

Omission Pursuant to Rule 14a-8 of

Shareholder Proposal Submitted by the Comptroller of the City of New York

Ladies and Gentlemen:

Alcoa Inc., a Pennsylvania corporation ("**Alcoa**" or the "Company"), has received a shareholder proposal and supporting statement (the "Proposal") submitted by the Comptroller of the City of New York (the "Proponent") on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund for inclusion in the Company's proxy statement and form of proxy for its 2003 annual meeting of shareholders (the "Proxy Materials").

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company respectfully requests the confirmation of the Staff of the Office of Chief Counsel in the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(3) as discussed below.

In accordance with Rule 14a-8(j)(2), enclosed are six copies of this letter and the Proposal. A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Proxy Materials.

THE PROPOSAL

The Proposal consists of:

- six "Whereas" clauses relating to reported human rights violations in overseas operations of U.S. companies and a program of independent monitoring of compliance that incorporates the conventions of the International Labor Organization ("ILO"); and
- a resolution requesting the Company to commit to "the full implementation of these human rights standards" and to a program of independent monitoring of compliance "with these standards", which reads in full as follows:

"Therefore, be it resolved that the shareholders request the Board of Directors to commit the company to the full implementation of these human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards."

A copy of the full text of the Proposal is enclosed as Exhibit A. Copies of correspondence between the Company and the Proponent relating to the Proposal are attached as Exhibit B.

Copies of all no-action letters cited herein are attached as Exhibit C. A copy of the full text of all 184 ILO conventions is not attached due to its length; however, the Company will provide a copy upon request. [FN1]

FN1. The full text of the ILO conventions is available at http://ilolex.ilo.ch:1567/english/index.htm.

End of Footnote(s).

REASON FOR EXCLUDING THE PROPOSAL

***2** Rule 14a-8(i)(3): The Proposal may be excluded because it is vague and indefinite and, therefore, misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if it is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague and indefinite. See Philadelphia Electric Company (July 30, 1992) (proposal relating to the election of a committee of shareholders to consider and present certain plans to the board of directors excludable under Rule 14a-8(i)(3) as "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"). See also Bristol-Myers Squibb Company (February 1, 1999) (proposal relating to unborn children excludable under Rule 14a-8(i)(3) where its references to the Bible and Roman law rendered the proposal so vague, indefinite and misleading that neither shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any certainty the exact actions or measures required by the proposal); and IDACORP, Inc. (January 24, 2000) (proposal seeking to amend IDACORP's Articles of Organization to provide for the "recall" of members of the board of directors by plurality vote, and setting forth "particulars" and procedures for the recall of board members excludable under Rule 14a-8(i)(3) as vague and indefinite).

The Staff extended this position in 2001 to a shareholder proposal virtually identical to the current Proposal. See AnnTaylor Stores Corporation (March 13, 2001). The proposal in AnnTaylor consisted of (i) six "Whereas" clauses relating to reported human rights violations in overseas operations of U.S. companies and a program of independent monitoring of compliance that incorporates the ILO conventions, (ii) five principles contained in the fifth "Whereas" clause that are set forth as examples of eight of the ILO conventions, and (iii) a resolution that requested the board of directors to commit the company "to the full implementation of these human rights standards" and "a program of outside, independent monitoring of compliance with these standards." The Staff concurred that AnnTaylor Stores could properly exclude the proposal pursuant to Rule 14a-8(i)(3) as vague and indefinite. The current Proposal is virtually identical to the proposal in AnnTaylor and should be excluded on the same basis.

*3 In numerous other recent no-action letters, the Staff has concurred with the omission under Rule 14a-8(i)(3) of similar proposals which sought the "full implementation" of the SA 8000 Social Accountability Standards and a program to monitor compliance with these standards on the basis that such proposals were vague, indefinite and therefore potentially misleading. See H. J. Heinz Company (May 25, 2001); TJX Companies, Inc. (March 14, 2001); Revlon, Inc. (March 13, 2001); Kohl's Corporation (March 13, 2001); and McDonald's Corporation (March 13, 2001).

The Proposal here is vague and indefinite because it requests that the board of directors commit the Company to the full implementation of "these human rights standards", which incorporate the ILO conventions, but does not identify or fairly summarize those standards. From the face of the Proposal, shareholders will not know what they are being asked to consider and upon what they are being asked to vote. The reference to "standards" in the resolution is the first time the concept of "standards" appears in the Proposal; there is no earlier discussion clarifying what "these standards" are. As written, the Proposal appears to require the Company to fully implement all of the ILO conventions, which number in excess of 180 and deal with a myriad of topics, many of which have little or no bearing on the Company's business operations.

Even if the Proponent intended to incorporate only the five broad human rights principles (and eight ILO conventions) specifically set forth in the fifth

"Whereas" clause, the Proposal is still impermissibly vague and indefinite because it fails to include the text of these eight ILO conventions or to adequately summarize the obligations and requirements that would be imposed on the Company by these principles and conventions. For example, ILO convention 138 is cited in the fifth "Whereas" clause for the following ILO principle: "There shall be no use of child labor." However, a review of ILO convention 138 reveals that its full implementation would in fact require the Company and its suppliers to do the following, none of which appears in the Proposal:

• undertake to pursue a national policy to ensure the effective abolition of child labor and to raise progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons;

• specify, in a declaration appended to its ratification, a minimum age for admission to employment or work within its territory and on means of transport registered in its territory;

• ensure that the minimum age for employment is not less than the age of completion of compulsory schooling and, in any case, not less than 15 years; and

• agree that the minimum age for admission to any type of employment or work which by its nature or the circumstances in which it is carried out is likely to jeopardize the health, safety or morals of young persons shall not be less than 18 years.

***4** Thus, not only would the Company and its shareholders be unable to comprehend what actions or measures would be required by the Company in the event the Proposal were adopted, but actions ultimately taken by the Company pursuant to the Proposal could differ significantly from those actions contemplated by the shareholders in voting on the Proposal.

In addition, the text of the Proposal would potentially lead shareholders to believe that the ILO conventions are "human rights standards" that **Alcoa** could adopt to ensure that its "commitment to human rights is to be maintained." In fact, the ILO conventions are not a list of human rights standards. Rather, they are international treaties to be ratified by countries and adopted by governments to form national legislation on labor and social matters. As a result, it is virtually impossible to discern what the "full implementation" of the ILO conventions would entail by a corporation such as the Company.

The Proposal is also vague and indefinite in calling for the Company to commit to a program of "outside, independent monitoring of compliance with these standards." The Proposal does not define what would constitute "independent monitoring" or who would qualify as an independent monitor. The Proposal also provides no clear indication whether independence requires that the monitor act without being paid by the Company for its services, or whether it intends that the Company limit independent monitoring to "respected human rights and religious organizations" as referenced in the fourth "Whereas" clause. Because the Proposal offers no guidance in this respect, as well as for the reasons outlined above, the Company believes the Proposal is so incomplete as to be vague, indefinite and misleading within the scope of Rule 14a-9 and therefore subject to exclusion under Rule 14a-8(i)(3).

The Proposal is distinguishable from proposals requesting a code of conduct "based on" the ILO conventions, where the Staff has not concurred in the proposals' omission under Rule 14a-8(i)(3). See Revlon, Inc. (April 5, 2002), TJX Companies, Inc. (April 5, 2002), Target Corporation (April 1, 2002), E.I. du Pont de Nemours (March 11, 2002) and PPG Industries, Inc. (January 22, 2001). In each of those letters, the proposals requested that the company adopt or implement a code of corporate conduct "based on" the ILO human rights standards. In contrast, the Proposal here requests the Company to commit to the "full implementation of these human rights standards." The differing language of the proposals is significant. The proposals in Revlon, TJX, Target, DuPont and PPG Industries requested the companies to implement a workplace code of conduct using the ILO conventions as a resource. Management of those companies still retained the right and flexibility to fashion a document that could incorporate certain principles from the ILO conventions applicable to their business operations, while at the same time meeting the needs of their employees around the world. In contrast, the current Proposal requires the board of directors of **Alcoa** to commit to the "full implementation of these human rights standards", which appears to require **Alcoa** to implement all of the ILO conventions but without providing an adequate explanation and understanding of those conventions.

***5** The Staff has consistently recognized this "based upon" - "full implementation" distinction in determining the excludability under Rule 14a-8(i)(3) of proposals relating to the ILO conventions. Compare PPG Industries, Inc. (January 22, 2001) (proposal urging the board to adopt, implement and enforce a workplace code of conduct "based on" the ILO conventions not excludable) with AnnTaylor Stores Corporation (March 13, 2001) (proposal requesting the "full implementation of these human rights standards" excludable). See also H. J. Heinz Company (May 25, 2001); TJX Companies, Inc. (March 14, 2001); Revlon, Inc. (March 13, 2001); Kohl's Corporation (March 13, 2001); and McDonald's Corporation (March 13, 2001) (proposals requesting the "full implementation" of the SA 8000 standards excludable).

The Proposal is also distinguishable from the proposals addressed in Microsoft Corporation (September 14, 2000) and Oracle Corporation (August 15, 2000), where the Staff was unable to concur in the omission of a proposal under Rule 14a-8(i)(3). In Microsoft and Oracle, the proposals requested that the company implement a list of human rights principles, known as the China Principles. However, in Microsoft and Oracle, rather than proposing sweeping standards that incorporate voluminous ILO conventions that would be applicable to company operations anywhere in the world, the proposal specifically set forth in their entirety eleven principles to which it was limited. Moreover, those principles applied to Microsoft and Oracle's operations only in China and were designed to address issues specifically relating to worker human rights in that country.

CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff concur with its view that the Proposal may be excluded from the Proxy Materials on the basis of Rule 14a-8(i)(3) because it is vague and indefinite and, therefore, misleading in violation of Rule 14a-9.

In accordance with Rule 14a-8(j), this letter is being submitted not fewer than 80 days before the Company files its definitive Proxy Materials with the Commission.

Please direct any questions or comments regarding this request to the undersigned at **Alcoa** Inc., 390 Park Avenue, New York, New York 10022 (telephone 212-836-2656; fax 212-836-2807).

Thank you for your consideration.

Sincerely,
Brenda A. Hart

Chief Securities/Finance Counsel and Assistant Secretary

ALCOA

390 Park Avenue

New York, NY 10022-4608 USA

Tel: 1 212 836 2600

ENCLOSURE

October 17, 2002

MR. ALAIN J. P. BELDA

CHAIRMAN, PRESIDENT AND CEO

ALCOA, INC.

201 ISABELLA ST. AT 7TH ST. BRIDGE

PITTSBURGH, PA 15212-5858

*6 Dear Mr. Belda:
As Comptroller of New York City, I am the custodian and trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO). Its adoption would benefit the company by helping to ensure that it is not associated with human rights violations in the workplace.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank certifying the funds' ownership, for over a year, of 2,049,547 shares of **Alcoa,** Inc. common stock, with a current value of $59 million, are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact Mr. Patrick Doherty of my office at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,
William C. Thompson, Jr.

Comptroller

ALCOA, INC.

GLOBAL HUMAN RIGHTS STANDARDS

Whereas, **Alcoa**, Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, many of these programs incorporate the conventions of the International Labor Organization (ILO) on workplace human rights which include the following principles:

1. All workers have the right to form and join trade unions and to Bargain

collectively. (ILO) Conventions 87 and 98).

2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO) Convention 135)

*7 3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).

5. There shall be no use of child labor. (ILO Convention 138), and,

Whereas, independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the shareholders request the Board of Directors to commit the company to the full implementation of these human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

SEC LETTER

1934 Act / s -- / Rule 14A-8

December 24, 2002

Publicly Available December 24, 2002

Re: **Alcoa** Inc.

Incoming letter dated November 25, 2002

The proposal relates to **Alcoa** committing itself to the "full implementation of these human rights standards" and a program to monitor compliance with "these standards."

There appears to be some basis for your view that **Alcoa** may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if **Alcoa** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Alex Shukhman

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

***8** It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2002 WL 31875207 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 **Occidental** Petroleum Corporation
Publicly Available February 11, 1991

LETTER TO SEC

January 3, 1991

Security and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: **Occidental** Petroleum Corporation Omission of Stockholder Proposal

Ladies and Gentlemen:

Occidental Petroleum Corporation ("**Occidental**" or the "Corporation") has received for inclusion in the proxy materials for the Corporation's 1991 Annual Meeting of Stockholders the proposal set forth in Attachment A hereto. The proposal appears to require (i) stockholders to vote on any proposed repurchase of shares by the Corporation, (ii) that funds proposed to be used for the repurchase of shares be used for the payment of dividends, and (iii) that directors' votes on any such buyback be counted with the votes of the stockholders.

For the reasons stated below, **Occidental** believes the proposal properly may be omitted from the 1991 proxy material pursuant to the following proxy rules: (1) Rule 14a-8(c)(3), as the proposal is so vague and indefinite as to constitute false and misleading statements; (2) Rule 14a-8(c)(1), as the proposal concerns matters which are not proper subjects for action by stockholders under Delaware law; (3) Rule 14a-8(c)(13), as the proposal relates to specific amounts of dividends; and (4) Rule 14a-8(c)(7), as the proposal deals with matters relating to the conduct of **Occidental's** ordinary business operations. To the extent that the Corporation's position is based on a matter of law, this letter constitutes the opinion of counsel required by Rule 14a-8(d).

Rule 14a-8(c)(3)

Rule 14a-8(c)(3) provides that a registrant may omit from management's proxy materials any stockholder proposal which is contrary to any of the proxy rules of the Securities and Exchange Commission (the "Commission"), including Rule 14a-9, which prohibits false and misleading statements. The staff of the Commission has permitted registrants to omit proposals pursuant to this rule where the indefiniteness of the language employed made the proposals misleading. See letter to **Occidental** Petroleum Corporation, available April 4, 1990.

The proposal as submitted is virtually incoherent. For example, it refers to voting on "present as well as future shares that are issued and outstanding in regard to buyback of shares". This language could mean (1) the stockholders are being asked to vote only on shares issued in exchange for outstanding shares or (2) holders of present and future shares are entitled to vote on buyback of shares. The term buyback of shares is in itself ambiguous. Is the proponent referring to open market purchases of shares or greenmail type purchases? Does the term encompasses purchases for various plans sponsored by the Corporation such as the Employee Stock Ownership Plan? The proposal further states "instead these monies should be used for dividends ..." It is unclear whether this means that (1) rather than seeking stockholder approval for buybacks the directors are required to use monies which would be available for dividends or (2) even if stockholders approve a buyback, the monies that would be expended must be used for dividends.

***2 Occidental** believes that stockholders will not be able to determine with any certainty what actions or measures would be required to be taken by the Corporation in the event the proposal is implemented. For this reason, the proposal is vague and misleading and may be omitted under Rule 14a-8(c)(3).

Rule 14a-8(c)(1)

If the Commission staff does not concur that the proposal is so vague as to be misleading, **Occidental** believes the proposal may be excluded pursuant to Rule 14a-8(c)(1). Rule 14a-8(c)(1) permits a proposal to be omitted from management's proxy materials if it is under the laws of the registrant's domicile, not a proper subject for action by security holders. **Occidental** is organized under the laws of the State of Delaware. Section 141(a) of the Delaware General Corporation law ("DGCL") provides that the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of the Board of Directors, unless otherwise provided in this chapter or in its certificate of incorporation or its bylaws. Section 141(b) of the DGCL provides that the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors. Section 160 of the DGCL gives a corporation authority to purchase or otherwise acquire its own stock. The decision as to whether the corporation should reacquire its shares is one for the discretion of the director. See Cheff v. Matthes, 41 Del.Ch 494, 199 A2d 548 (Del.1964). Moreover, Section 170 of the DGCL grants the power to declare and pay dividends to the directors and such other persons as may be specified in the certificate of incorporation. Neither **Occidental's** Restated Certificate of Incorporation nor its Bylaws give its stockholders (i) the power to repurchase, redeem or otherwise reacquire shares, (ii) the power to declare dividends or (iii) the power to require that the vote of the directors be included with that of stockholders.

To require stockholder approval for the repurchase of shares, to mandate the use of monies available for stock repurchases be used for the payment of dividends and to require the vote of directors be added to that of the stockholders (in each case as the proposal may be interpreted to require) contravenes the requirements of Delaware law and unlawfully infringes upon the directors' responsibility under Delaware law to manage the business of the Corporation. Accordingly, as required by Rule 14a-8(d) and based upon the foregoing, it is my opinion that the proposal properly may be omitted pursuant to Rule 14a-8(c)(1).

Rule 14a-8(c)(13)

If the Commission does not agree that the proposal may be omitted pursuant to 14a-8(c)(3), then **Occidental** believes the proposal may be excluded pursuant to Rule 14a-8(c)(13). Rule 14a-8(c)(13) provides that a proposal may be omitted if it relates to specific amounts of cash or stock dividends. The proposal involves a specific amount of cash dividends since it would require a dividend in the amount of the funds available for repurchase of shares. The fact that the exact dollar amount is not determinable at this time or specified in the proposal does not affect the applicability of Rule 14a-8(c)(13). In Union Pacific Corporation (available February 6, 1990), the Commission staff took the position that a proposal barring the company from making future charitable contributions and requiring it to use the savings accruing therefrom to pay dividends could be omitted under Rule 14a-8(c)(13). The omission of other proposals linking the payment of dividends to future events or to a specific formula has been supported by the Commission staff. See Texas Instruments Incorporated (available January 4, 1989), Citicorp (available February 22, 1988).

***3** Since the proposal would tie future dividends to a specific formula or future event, i.e. to the amount of funds available for stock repurchases, it may be omitted from the proxy material pursuant to Rule 14a-8(c)(13)

Rule 14a-8(c)(7)

If the Commission staff does not concur the proposal is so vague as to be misleading, then **Occidental** believes the proposal may be excluded pursuant to Rule 14a-8(c)(7). Rule 14a-8(c)(7) permits a proposal to be omitted if it relates to the conduct of the ordinary business operations of the registrant.

A corporation's purchase of its shares is a matter relating to the conduct of its ordinary business. The staff of the Commission has previously taken the position that a determination by a corporation to repurchase its stock is a matter relating to the conduct of its ordinary business operations. In Chevron Corporation, (available February 15, 1990) and Research-Coltrell Inc. (available December 31, 1981), the Commission staff took the position that a proposal requiring the Board to implement an open market stock purchase plan was a matter related to the ordinary conduct of business operations.

In regard to other financial decisions of comparable significance such as the reductions of corporation debt (R.J. Reynolds Industries, Inc., available December 22, 1975), the redemption of preferred stock (Colgate-Palmolive Co., available February 19, 1983), and the redemption of convertible debentures (Pan American World Airways, Inc., available February 15, 1983), the staff has consistently recognized them as activities which are ordinary business operations.

In that the proposal deals with subject matter, i.e., **Occidental's** purchase of its outstanding stocks, which has been characterized by the Division as constituting ordinary business operations, it may be omitted pursuant to Rule 14a-8(c)(7).

Conclusion

For the reasons set forth above, **Occidental** respectfully submits that the omission of the proposal is proper and hereby requests the concurrence of the Division of Corporation Finance that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if **Occidental** omits the proposal from the 1991 proxy materials.

In accordance with Rule 14a-8(d), the proponent is being notified of **Occidental's** intention to omit the proposal and a copy of this letter, including Attachment A is being sent to him.

Enclosed herewith are six copies of this letter with the attachment and an additional receipt copy. Please return the receipt copy in the enclosed self-addressed stamped envelope. If you have any questions concerning the proposal or this request, please call the undersigned collect at 213/443-6189.

Very truly yours,
Linda S. Peterson

Enclosure

November 17, 1990

OCCIDENTAL PETROLEUM CORP

10889 WILSHIRE BLVD

LOS ANGELES, CALIFORNIA 90024

ATTN: DR ARMAND HAMMER, CHAIRMAN

I, WHICH OWN 100 SHARES OF **OCCIDENTAL** PETROLEUM CORP. WANT TO MAKE THIS PROPOSAL TO BE VOTED ON AT THE NEXT ANNUAL MEETING.

*4 I WOULD LIKE TO MAKE THIS PROPOSAL TO SHAREHOLDERS OF ABOVE SAID COMPANY THAT SHAREHOLDERS HAVE THE RIGHT TO VOTE ON PRESENT AS WELL AS FUTURE SHARES THAT ARE ISSUED AND OUTSTANDING IN REGARD TO "BUY BACK OF SHARES". INSTEAD THESE MONIES SHOULD BE USED FOR DIVIDENDS TO THE SHAREHOLDERS.

ALSO, THAT THE BOARD OF DIRECTORS HAVE THEIR VOTES INCLUDED IN THIS PROPOSAL INSTEAD OF THEIR HAVING THE AUTHORITY TO APPROVE THESE "BUY BACKS".

JOSEPH P. MITCHELL

LETTER TO SEC

January 30, 1991

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: **Occidental** Petroleum Corporation Omission of Stockholder Proposal

Ladies and Gentlemen:

By letter dated January 3, 1991, copy of which is attached hereto as Exhibit 1, **Occidental** Petroleum Corporation ("**Occidental**") requested the concurrence of the Division of Corporate Finance that it would not recommend any enforcement action to the Securities and Exchange Commission if **Occidental** omits the proposal described therein from the proxy materials for **Occidental's** 1991 Annual Meeting of Stockholders. The purpose of this letter is to request an early response to **Occidental's** request.

Contrary to prior years, **Occidental** is planning to mail its proxy materials with its Annual Report to Stockholders. The scheduled date for mailing and for filing the definitive proxy materials is March 25, 1991. If **Occidental** does not receive the Staff's concurrence to omission of the proposal, **Occidental** will include a statement in opposition to the proposal in its proxy materials. Pursuant to Rule 14a-8(c) such statement in opposition must be forwarded to the proponent not later than 30 calendar days prior to the date the definitive proxy materials are filed. In order to comply with the Rule, **Occidental** must forward its statement to the proponent by February 23, 1991. Accordingly, **Occidental** would appreciate receiving the Staff's response on or before February 20, 1991.

Enclosed herewith are six copies of this letter with the Exhibit and an additional receipt copy. Please return the receipt copy in the enclosed self-addressed envelope. A copy of this letter is also being sent to the proponent.

Thank you for assistance in this matter. If you have any questions concerning this request, please contact the undersigned at 213/443-6189.

Very truly yours,
Linda S. Peterson

SEC LETTER

1934 Act / s ?? / Rule 14a-8

February 11, 1991

Publicly Available February 11, 1991

Re: **Occidental** Petroleum Corporation (the "Company")

Incoming letters dated January 3, and 30, 1991

The proposal relates to the "buyback" of shares by the Company.

There appears to be some basis for your position that the entire proposal may be excluded under paragraph (c)(3) of rule 14a-8 as vague, indefinite and, therefore, potentially misleading. In arriving at this position the staff has noted that it is unclear exactly what action any shareholders voting for the proposal would expect the Company to take. Moreover, it is unclear what action the Company would be required to take if the proposal were adopted. The staff, therefore, believes that the proposal may be misleading because any action(s) ultimately taken by the Company upon implementation of this proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal. Under the circumstances, this Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials. In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

***5** Sincerely,

John C. Brousseau

Special Counsel

Securities and Exchange Commission (S.E.C.)

1991 WL 176728 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

***1 PPG** Industries, Inc
Publicly Available January 19, 2004

LETTER TO SEC

December 10, 2003

U.S. SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF CHIEF COUNSEL

450 FIFTH STREET, N.W.

WASHINGTON, DC 20549

Re: Shareholder Proposal of Lucinda C. Collins

Ladies and Gentlemen:

PPG Industries, Inc. (referred to herein as the "Company," "**PPG**" or "we") has received a letter from Lucinda C. Collins (the "Proponent") containing a shareholder proposal (the "Proposal") for inclusion in the Company's proxy materials in respect of the Company's 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials"). The Proposal requests that the 2004 Proxy Materials include the following proposed resolution:

"NOW, THEREFORE, BE IT RESOLVED that the shareholders of **PPG** request that the Board:

1. Issue a policy statement publicly committing to use in vitro tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated in vitro alternatives."

This letter is to inform you of our intention to exclude the Proposal from the 2004 Proxy Materials in reliance upon Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Specifically, we believe the Proposal may be excluded pursuant to Rule 14a-8(i)(10) for the reasons discussed below.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin 14 (CF), enclosed herewith are five additional copies of this letter, six copies of the Proposal, as revised, and six copies of all other correspondence that has been exchanged between the

Proponent (acting through her designated representative, Susan L. Hall, Esq.) and **PPG.** In addition, please be advised that, pursuant to Rule 14a-8(j), a copy of this letter together with a copy of each of the other enclosures described above is being mailed on the date hereof to the Proponent and the Proponent's designated representative, Ms. Hall. Lastly, please be advised that we intend to file our definitive proxy statement and form of proxy in respect of our 2004 Annual Meeting of Shareholders on or after March 5, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted no later than 80 calendar days before **PPG** files such materials with the Commission.

DISCUSSION:

The Proposal Has Already Been Substantially Implemented (Rule 14a-8(i)(10)).

The Proposal requests that the Company issue a public policy statement containing two basic elements: (i) committing to use in vitro tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and (ii) generally committing to the elimination of product testing on animals in favor of validated in vitro alternatives. Pursuant to Rule 14a-8(i)(10), a shareholder proposal may be properly excluded from a company's proxy materials "if the company has already substantially implemented the proposal." Thus, the relevant question for determining whether the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10) is whether the Proposal has been "substantially implemented" by **PPG.** We believe that we have satisfied the substantial implementation test of Rule 14a-8(i)(10) for the reasons discussed below.

***2** First, **PPG** has had a long-standing policy of minimizing or avoiding animal testing wherever possible. To that end, we have historically endeavored to use alternatives to animal testing when such alternatives were scientifically valid and predictive and acceptable to regulatory bodies, whether such alternatives involved in vitro testing or otherwise. In addition, we have endorsed research to reduce, refine or replace the need for animal testing altogether. Of course, when scientifically valid and predictive alternatives to animal testing are available and are acceptable to regulatory bodies, it is and has been our policy to evaluate such alternatives based on various criteria and to select the alternative best suited to meeting our internal and external requirements.

Second, we have revised our internal animal welfare policy described above to specifically identify in vitro testing as a possible alternative to be considered in connection with evaluating alternatives for the types of tests specified by the Proponent. Our animal welfare policy reads in relevant part as follows:

"**PPG** is firmly committed to using alternatives to animal testing, including, without limitation, in vitro tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, when such alternatives are scientifically valid and predictive and acceptable to regulatory bodies. When animal testing is necessary, **PPG** is committed to using study designs that maximize the amount of information derived per test while minimizing the aggregate number of animals subjected to testing. **PPG** is equally committed to conducting animal testing in the most humane manner available."

Additionally, our Environment, Health and Safety Committee (the "EH&S Committee") has formally endorsed the above animal welfare policy. The EH&S Committee is a committee whose members are appointed by our Board of Directors and that is chaired by our President and Chief Operating Officer, who also serves as a director of the Company. The EH&S Committee has been delegated broad responsibility to establish policies, programs and procedures to ensure that the Company is in compliance, worldwide, with all applicable environmental, health, medical, product liability and safety laws, rules, regulations and policies. Following review and endorsement of the above animal welfare policy (six copies of which are enclosed herewith in its entirety), the EH&S Committee authorized the public dissemination thereof. We have publicly disseminated the above animal welfare policy by posting it to our Internet website at http://www.ppg.com under the Environment, Health & Safety page.

We believe the Proposal has been substantially implemented by virtue of our substantial compliance with the essential elements of the Proposal; i.e., the issuance by **PPG** of a public policy statement that has been formally endorsed by a Board-appointed committee chaired by an officer and director of the Company and that, subject only to required conditions, is even broader than, and more inclusive of, the two basic elements contained in the Proposal. Specifically, our animal welfare policy explicitly states that "**PPG** is firmly committed to using alternatives to animal testing, including, without limitation, in vitro tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, when such alternatives are scientifically valid and predictive and acceptable to regulatory bodies."

***3** In support of our assertion that we have satisfied the substantial implementation test of Rule 14a-8(i)(10), we direct your attention to Woolworth Corporation (April 11, 1991) wherein the Division stated that it would not recommend enforcement action against Woolworth Corporation ("Woolworth") based upon its position that Woolworth had already substantially implemented the proposal at issue. We believe the facts in Woolworth are analogous to the facts in the present case and we note that the proposal in Woolworth generally related to animal welfare issues similar to the Proposal. We also note that the Division has more recently honored requests for "no action" relief based upon the Division's view that the proposals at issue, although not involving issues of animal welfare, had already been substantially implemented. See, e.g., Intel Corporation (March 11, 2003), Archon Corporation (March 10, 2003) and E.I. du Pont de Nemours and Company (February 18, 2003).

CONCLUSION

We believe that the Proposal may be omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has already been substantially implemented by **PPG**. Accordingly, we hereby respectfully request your concurrence with our view that the Proposal is properly excludable and your assurance that enforcement action will not be recommended if we omit the Proposal from the 2004 Proxy Materials.

Thank you for your time and attention to this matter. We look forward to your response.

Yours very truly,
J. Christopher Clifton

Assistant Counsel

PPG INDUSTRIES, INC.

One **PPG** Place

Pittsburgh, PA 15272-0001 USA

Telephone: (412) 434-3312

SHAREHOLDERS' RESOLUTION

This Stockholder Proposal is submitted by Lucinda C. Collins, owner of 5,495 shares of **PPG** Industries, Inc. ("**PPG**" or "the Company") common stock.

This proposal relates to **PPG** 's policies with respect to corporate stewardship, human health, good science, and animal welfare. Given the availability of five validated non-animal (in vitro) tests for assessing dermal and pyrogenic effects, **PPG** should commit to using these in vitro methods in place of animal testing.

WHEREAS, the Company should demonstrate its commitment to the highest ethical standards in its business practices including i) protecting the public health, and ii) promoting good science and eliminating unnecessary and painful animal experiments by using available, validated in vitro assays for testing **PPG** 's products;

NOW, THEREFORE, BE IT RESOLVED that the shareholders of **PPG** request that the Board:

1. Issue a policy statement publicly committing to use in vitro tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated in vitro alternatives.

***4** Supporting Statement: Testing for skin corrosion, irritation, and absorption, phototoxicity, and pyrogenicity on animals is no longer necessary. These endpoints can be tested using non-animal methods.

Testing for skin corrosion can be accomplished using skin equivalent tests such as EpiDerm™ and EpiSkin™. In the animal test, rabbits are locked into full body restraints and the chemical is applied to shaved skin for several hours. Canada, the European Union, and most countries in the Organization for Economic Cooperation and Development (OECD) have accepted the in vitro tests as total replacements for animal tests.

The rate of chemical absorption through the skin can be determined using isolated human skin tissue instead of applying substances to the skin of living animals. This in vitro approach has been accepted as an OECD Test Guideline, and in several European countries is the default approach for skin absorption testing.

Once a chemical has been determined to be non-corrosive, its potential to cause mild irritation can be tested using a clinical skin patch test. Regulators in Canada accept the use of clinical skin-patch test volunteers as a valid replacement for animal based skin irritation testing.

Phototoxicity, an inflammatory reaction caused by the interaction of a chemical with sunlight, can be evaluated using the 3T3 Neutral Red Uptake ("NRU") test. The animal based test involves applying different concentrations of a chemical on the shaved skin of guinea pigs, and exposing half of the animals to ultraviolet radiation for at least two hours. The NRU test has been accepted throughout Europe and by the OECD as the official test guideline for phototoxicity.

Pyrogenicity refers to the inflammatory reaction and fever that can occur when certain intravenous drugs and pharmaceutical products interact with the immune system. The animal test consists of locking rabbits in full-body restraints, injecting test substances into their blood stream, and monitoring temperature. The in vitro pyrogen test validated in Europe as a total replacement for the rabbit test, involves using blood donated by healthy human donors. The in vitro test is more accurate, and the results more quickly attainable.

ENCLOSURE

November 10, 2003

SUSAN L. HALL, ESQ.

2818 CONNECTICUT AVENUE, N.W.

WASHINGTON, D.C. 20008

Re: Proposed Shareholder Resolution for Inclusion in 2004 Proxy

Statement

Dear Ms. Hall:

We are in receipt of a letter from Lucinda C. Collins dated October 16, 2003 pursuant to which Ms. Collins has submitted a shareholder proposal for inclusion in the 2004 proxy statement of **PPG** Industries, Inc. ("**PPG**"). A copy of Ms.

Collins' letter (together with the enclosures therewith) is enclosed for your reference. We at **PPG** appreciate and are sensitive to the concerns raised by Ms. Collins regarding animal welfare and public health.

The protection of the safety and health of our employees, customers and neighbors and the protection of the environment in which our products are manufactured and used are core values at **PPG**. In developing required environmental and toxicological data consistent with these core values, **PPG** first seeks to identify existing information by searching databases and internal company reports. If, and only if, the results of this effort do not satisfy our internal, external and governmental regulatory requirements, then alternative types of data collection are considered.

***5** Although animal-based testing can be an important component of this alternative data collection, it is and has been **PPG's** practice to minimize or avoid animal-based testing whenever possible. The ability to protect human health and the environment depends on scientific research and data collection and, although **PPG** certainly endorses research to reduce, refine or replace the need for animal-based testing, reliable alternatives to such testing are not presently available for every type of toxicity test now required.

In fact, **PPG** has, for a number of years, worked closely with the U.S. Environmental Protection Agency (the "EPA") in the EPA's Pollution Prevention (P2) initiative. This effort has pioneered industry's use of EPA's computer-based information systems in an effort to provide screening estimates of chemical toxicity so as to eliminate certain animal-based tests. In addition, a significant proportion of the animal-based testing conducted on behalf of **PPG** is conducted in association with industry consortia in order to reduce the aggregate number of animals tested, and such testing incorporates test designs that maximize the amount of environmental and toxicological data derived per test, thereby reducing the aggregate number of tests performed.

PPG will continue to use alternatives to animal-based testing when such alternatives are scientifically valid and predictive and acceptable to governmental regulatory bodies. As has always been our policy, we periodically review our toxicology testing program to ensure all animal-based testing conducted on behalf of **PPG** is conducted in the most humane manner available, and we continually seek reliable, scientifically-validated new methods of cost effective non-animal-based toxicity testing.

We hope that Ms. Collins will consider our commitment to animal welfare and public health in determining whether to proceed with her shareholder proposal. Meanwhile, as Ms. Collins has requested, we are hereby notifying you, her designated representative, of procedural deficiencies involving her proposal in accordance with Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended. Under Rule 14a-8, any response to this notification correcting the deficiencies described below must be postmarked, or transmitted electronically, no later than fourteen calendar days from the date you receive this notification.

Please forward any response to my attention at the address above.

Procedural Deficiencies:

1. Failure to comply with Rule 14a-8(b)(2): As Ms. Collins is not a "record" holder of **PPG** securities and has not otherwise filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, Rule 14a-8(b)(2) requires her to submit to **PPG** a written statement from the "record" holder of her **PPG** securities verifying that, at the time she submitted her proposal, she continuously held such securities for at least one year.

***6** The letter from PNC Advisors dated October 1, 2003 (the "PNC Letter") included with the proposal fails to satisfy these requirements. First, the PNC Letter fails to indicate the name of the "record" holder or to otherwise indicate that PNC Advisors is the "record" holder of her **PPG** securities. Second, the PNC Letter is dated October 1, 2003 and the proposal is dated October 16, 2003. Accordingly, the PNC Letter fails to verify that Ms. Collins held **PPG** securities at the time she submitted her proposal (i.e., October 16, 2003). Third, the PNC Letter fails to verify that Ms. Collins has continuously held her **PPG** securities for a period of one year prior to the date she submitted the proposal.

To comply with Rule 14a-8(b)(2), Ms. Collins should submit to **PPG** a written statement from the "record" holder of her **PPG** securities confirming such "record" holder's status as such and verifying that, at the time she submits the proposal, she has continuously held such securities for at least one year. For more information, please refer to Staff Legal Bulletin 14 published by the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission").

2. Failure to comply with Rule 14a-8(d): Rule 14a-8(d) provides that a shareholder proposal, including any accompanying supporting statement, may not exceed 500 words. The proposal is substantially in excess of this limitation. Accordingly, to comply with Rule 14a-8(d), she should revise the proposal to ensure that it contains no more than 500 words.

3. Failure to comply with Rule 14a-8(c): Rule 14a-8(c) provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Upon review of the proposal, you will note it is actually three separate proposals (as illustrated by the numbered paragraphs following the recitals). To comply with Rule 14a-8(c), Ms. Collins should revise the proposal so as to limit it to only one proposal rather than three separate proposals.

As a result of the procedural deficiency discussed in Item 1 above, we are unable to evaluate Ms. Collins' eligibility under Rule 14a-8(b)(1) to submit a shareholder proposal. Accordingly, we reserve the right to evaluate her eligibility and to respond accordingly until after we have had a fair and reasonable opportunity to review a written statement submitted by her or on her behalf that satisfies the requirements of Rule 14a-8(b)(2). In addition, because we believe adequate grounds exist under Rule 14a-8(i) to exclude the proposal from **PPG's** 2004 proxy statement, we reserve the right to request "no-action" relief from the Commission in accordance with Rule 14a-8(j).

***7** Thank you for your time and attention to this matter. We certainly appreciate

Ms. Collins' interest in **PPG** and she can rest assured that we have taken and will continue to take all necessary steps to ensure animal-based testing on behalf of **PPG** is minimized and is conducted as humanely as possible.

Yours very truly,
J. Christopher Clifton

Assistant Counsel Corporate Law Department

PPG INDUSTRIES, INC. SHAREHOLDERS' RESOLUTION

This Stockholder Proposal is submitted by LUCINDA C. COLLINS whose address is 59 Fourth Avenue; New York, New York 10003. LUCINDA C. COLLLINS is the owner of 5,495 shares of **PPG** Industries, Inc. common stock. This proposal relates to **PPG** Industries, Inc.'s ("**PPG**" or "the Company") policies and procedures with respect to:

The Company's corporate stewardship and ethics in business practices relating to **PPG's** products, protecting workers and the public from any hazards associated with those products, and advocating good science through the use of non-animal methods for product testing; and

The availability of validated and/or internationally accepted in vitro assays for testing skin corrosion, skin absorption, skin irritation, phototoxicity, and pyrogenicity; and

The establishment of a Shareholder's Advisory Committee to provide recommendations to the Board of Directors regarding the foregoing.

WHEREAS, the Company should demonstrate its commitment to the highest standards of corporate stewardship and ethics in its business practices, including i) protecting both workers and consumers from injury due to exposure to any toxic substances in **PPG** products, ii) advocating good science, which includes the use of in vitro testing assays and the elimination of animal use in the testing of **PPG** products, and iii) the formation of a Shareholders Advisory Committee whose purpose shall be to inform, counsel and make recommendations to the Board on these important issues; and

WHEREAS, reliable, reproducible and relevant alternatives to animal testing exist in the form of various in vitro assays, including without limitation: i) human skin equivalent tests such as EpiDerm™ and EpiSkin™ for testing skin corrosion, ii) isolated skin tissue to measure the rate of chemical absorption through the skin; iii) skin patch tests for testing skin irritation; iv) the 3T3 Neutral Red Uptake test for phototoxicity; and v) a human blood-based test for pyrogenicity, all of which have been fully validated and/or accepted internationally; and

WHEREAS the foregoing in vitro assays are not only humane alternatives to primitive animal testing, but generally also less costly than utilizing live animal models;

NOW THEREFORE, BE IT RESOLVED that the shareholders of **PPG** Industries, Inc. request:

1. That the Board issue a policy statement publicly committing the Company to sound science in the interest of public health through the elimination of testing products on animals in favor of more reliable and less costly in vitro and other non-animal alternatives.

***8** 2. That the Board petition the relevant governmental regulatory agencies to permit **PPG** to use more reliable non-animal assays in connection with chemical and product testing generally, and specifically with reference to testing for skin corrosion, absorption, irritation, phototoxicity and pyrogenicity endpoints (as applicable to **PPG** products).

3. That the Board establish a Shareholders Advisory Committee consisting of balanced membership for the purpose of monitoring **PPG's** success in achieving the objectives set forth above, and for the further purpose of advising and counseling the Board on these ethical, human health, and scientific issues.

Supporting Statement: Testing for skin corrosion, skin irritation, skin absorption, phototoxicity, and pyrogenicity on animals is no longer necessary. Each of these five endpoints can now be tested utilizing non-animal methods.

Testing for skin corrosion can be accomplished using validated human skin equivalent tests such as EpiDerm™ and EpiSkin™ rather than the primative and painful test typically conducted on rabbits. In the animal test, rabbits are locked into full body restraints and the chemical is applied to shaved skin on their backs for several hours. Canada, the Eurpoean Union, and virtually all member countries of the Organization for Economic Cooperation and Development (OECD) have accepted the in vitro tests as total replacements for animal based tests.

The rate at which a chemical is absorbed through the skin can be determined through the use of isolated human skin tissue instead of applying substances to the skin of living animals. This in vitro approach has been accepted as an OECD Test Guideline, and in several Eurpoean countries, has become the default approach for skin absorption rate testing.

Once a chemical has been determined to be non-corrosive, its potential to cause milder irritation can be tested in a virtually non-invasive skin patch test with the assistance of human volunteers. Regulators in Canada accept the use of human skin-patch test volunteers as a valid replacement for animal based skin irritation testing.

Phototoxicity, another inflammatory reaction caused by the interaction of a chemical with sunlight, can be evaluated utilizing the validated 3T3 Neutral Red Uptake ("NRU") phototoxicity test. The animal based test consists of applying different concentrations of a chemical on the shaved back of guinea pigs or mice, and exposing half of the animals to ultraviolet radiation for two or more hours. The in vitro NRU test has been accepted throughout Eurpoe and by the OECD as the official test guideline for phototoxicity.

Pyrogenicity refers to the inflammatory reaction and fever that can occur when certain intravenous drugs and pharmaceutical products interact with the immune system. The animal based test consists of locking rabbits in full-body restraints,injecting test substances into their blood stream, and monitoring temperature. The in vitro pyrogen test developed and validated in Europe as a total replacement for the primitive rabbit test, involves using human blood donated by healthy human donors. The in vitro test is more accurate, less costly, and the results are more quickly attainable.

LETTER TO SEC

***9** December 29, 2003

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

U.S SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Shareholder Proposal of Lucinda C. Collins to **PPG** Industries, Inc.

Ladies and Gentlemen:

This letter along with five copies is filed in response to a letter dated December 10, 2003, submitted to the SEC by **PPG** Industries, Inc. ("**PPG**" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by Lucinda C. Collins. The Company seeks to omit the resolution from its proxy statement for the 2004 annual meeting, based on Rule 14a-8(i)(10), asserting that **PPG** has substantially implemented the proposal under consideration.

For the reasons that follow, the proponent of the resolution respectfully disagrees with the Company. The resolution at issue reads as follows:

RESOLVED that the shareholders of **PPG** request that the Board:

1. Issue a policy statement publicly committing to use in vitro tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated in vitro alternatives.

While **PPG** makes a case for having internally adopted a similar resolution through its Environment, Health and Safety Committee ("EHSC"), the policy is only similar and does not constitute a policy statement "publicly committing to use in vitro tests" for the specified endpoints described in the proposed resolution. Posting a policy on its Web site is not a sufficiently public statement.

Nor does the policy statement adopted by the EHSC make any reference to "generally committing to the elimination of product testing on animals in favor of validated in vitro alternatives." **PPG's** stated commitment to using alternatives to animal testing, is not the same as publicly committing to the "elimination of product testing on animals ..." **PPG** can be committed to using alternative methods, and still be committed to using animal-based test models (e.g. using animal models along with alternative methods as a back-up to verify the results from the animal tests).

It is the proponent's position that **PPG** has not substantially implemented the proposal, nor has it issued a policy statement publicly committing to use the in vitro tests outlined in the resolution. Accordingly, the Company's request that the SEC concur in its view that the resolution is excludable should be denied, and the resolution should be published in the proxy statement for the 2004 annual meeting.

Very truly yours,
Susan L. Hall

LETTER TO SEC

January 13, 2004

U.S. SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF CHIEF COUNSEL

***10** 450 FIFTH STREET, N.W.

WASHINGTON, DC 20549

Re: Shareholder Proposal of Lucinda C. Collins

Ladies and Gentlemen:
This letter is submitted in response to a letter (a copy of which is included herewith) dated December 29, 2003 (the "Response Letter") that was filed with the Commission by Susan L. Hall, Esq. on behalf of Lucinda C. Collins (the "Proponent") concerning the Proponent's proposed shareholder resolution (the "Proposal") submitted to **PPG** Industries, Inc. (referred to herein as the "Company," "**PPG**" or "we") for inclusion in the Company's proxy materials in respect of the Company's 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials"). By letter dated December 10, 2003, we notified the Commission of our intention to exclude the Proposal from the 2004 Proxy Materials in reliance upon Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended, and we requested the Commission's concurrence with our view that the Proposal is properly excludable and the Commission's assurance that enforcement action would not be

recommended if we omitted the Proposal from the 2004 Proxy Materials.

For the reasons set forth below, we believe the arguments set forth by the Proponent in the Response Letter fail to support the Proponent's contention that the Company has not substantially implemented the Proposal. Accordingly, we hereby reaffirm our view that the Proposal is properly excludable pursuant to Rule 14a-8(i)(10) as having already been substantially implemented by the Company, and we respectfully reiterate our request that the Commission concur in such view and provide assurance that enforcement action will not be recommended if we omit the Proposal from the 2004 Proxy Materials.

Pursuant to Rule 14a-8(j), enclosed herewith are five additional copies of this letter. In addition, please be advised that, pursuant to Rule 14a-8(j), a copy of this letter is being mailed on the date hereof to the Proponent and the Proponent's designated representative, Ms. Hall.

As noted in our letter of December 10, 2003, the Proposal requests that the 2004 Proxy Materials include the following proposed resolution:

"NOW, THEREFORE, BE IT RESOLVED that the shareholders of **PPG** request that the Board:

1. Issue a policy statement publicly committing to use in vitro tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated in vitro alternatives."

Pursuant to Rule 14a-8(i)(10), a shareholder proposal may be properly excluded from a company's proxy materials "if the company has already substantially implemented the proposal." Thus, the relevant question for determining whether the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10) is whether the Proposal has been "substantially implemented" by **PPG.** For the reasons discussed in our letter of December 10, 2003 and the reasons set forth below, we believe we have satisfied the substantial implementation test of Rule 14a-8(i)(10) for determining whether the Proposal is excludable.

***11** In the Response Letter, however, the Proponent wholly ignores the substantial implementation standard set forth in Rule 14a-8(i)(10). The Proponent argues that " **PPG's** stated commitment to using alternatives to animal testing is not the same as" and "is only similar" to the policy statement requested in the Proposal and does not "make any reference to" the specific words "generally committing to the elimination of product testing on animals in favor of validated in vitro alternatives." [Emphasis added.] Yet Rule 14a-8(i)(10) does not require that a shareholder's proposal be implemented precisely as written in order to satisfy its requirements. The rule requires that the proposal be substantially implemented. We believe we have satisfied this standard because, among other reasons, our animal welfare policy is consistent with the language of the Proposal and explicitly states that **PPG** is "firmly committed to using alternatives to animal testing, including, without limitation, in vitro tests ...." [FN1]

FN1. The full text of our animal welfare policy may be viewed on our Internet website at http://www.ppg.com under the Environment, Health & Safety page.

End of Footnote(s).

The Proponent further argues that **PPG's** policy statement "does not constitute a policy statement 'publicly committing to use in vitro tests"' because "[p]osting a policy on its Web site is not a sufficiently public statement." This argument is not only contrary to the Commission's many rules, interpretations and policies that specifically authorize disclosure of information to the public via a website posting, but it also ignores the substantial implementation standard of Rule 14a-8(i)(10). The Proposal merely requested that **PPG** issue a policy statement publicly committing to use in vitro tests. Nowhere in the Proposal did the Proponent specify the manner in which such policy statement be made public. Accordingly, we believe that posting a policy statement on our website substantially implements the Proposal and is consistent with the Commission's many other rules, interpretations and policies concerning public disclosure of information via a website posting.

The Proponent also suggests that a policy "internally" adopted by **PPG's** Environmental, Heath and Safety Committee (the "EHS Committee") fails to satisfy the substantial implementation test. It must be noted, however, that all of **PPG's** policies must be approved by the appropriate **PPG** authority in order to become an approved **PPG** policy. Moreover, reiterating points made in our letter of December 10, 2003, our EHS Committee is a committee comprised of individuals appointed by our Board of Directors and is chaired by **PPG's** President and Chief Operating Officer, who is also a Director of the Company. The EHS Committee has been given the responsibility by our Board of Directors for dealing with issues relating to the subject matter of the Proposal. Thus, the Proponent's suggestion that our animal welfare policy fails to satisfy the substantial implementation test because it was only "internally" adopted by our EHS Committee is clearly without merit.

***12** Lastly, in evaluating whether we have substantially implemented the Proposal, it must be recognized that the policy statement requested in the Proposal could not be implemented precisely as written. A policy committing **PPG** to using in vitro alternatives to animal testing under all circumstances in connection with the collection of required environmental and toxicological data could not be adopted because it is impossible to determine whether such in vitro alternatives are, and will continue to be, scientifically valid and predictive and acceptable to all regulatory bodies, under all circumstances, now and in the future. If the Commission takes the position that the Proposal is excludable only if **PPG** adopts the policy statement included in the Proposal precisely as proposed, then the Proposal would be excludable under Rule 14a-8(i)(6) because the Company would lack the power or authority to implement it. In addition, even if the Proposal were included in the 2004 Proxy Materials precisely as submitted by the Proponent, we believe the Proposal would be materially false and misleading to the extent it failed to indicate that we may not be able to fully comply with the Proposal if an in vitro test were found to be scientifically invalid or unacceptable to regulatory bodies.

For the foregoing reasons, we believe that no substantial difference exists between our animal welfare policy and the Proposal, and that the Proposal has been substantially implemented. We therefore reaffirm our view that the Proposal is properly excludable pursuant to Rule 14a-8(i)(10) as having already been "substantially implemented" by the Company. We respectfully reiterate our request that the Commission concur in such view and provide assurance that enforcement action will not be recommended if we omit the Proposal from the 2004 Proxy Materials. Thank you for your time and attention to this matter. We look forward to your response.

Yours very truly,
J. Christopher Clifton

Assistant Counsel

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 19, 2004

Publicly Available January 19, 2004

Re: **PPG** Industries, Inc.

Incoming letter dated December 10, 2003

The proposal requests the board to issue a policy statement committing the company to use alternatives to product testing on animals.

There appears to be some basis for your view that **PPG** may exclude the proposal under rule 14a-8(i)(10). In this regard, we note **PPG's** representation that the company has publicly issued an animal welfare policy committing the company to use alternatives to animal testing. Accordingly, we will not recommend enforcement action to the Commission if **PPG** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

*13 Sincerely,

Daniel Greenspan

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2004 WL 187660 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 **Nordstrom,** Inc.
Publicly Available February 8, 1995

LETTER TO SEC

January 5, 1995

Securities and Exchange Commission

Office of Chief Counsel

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: **Nordstrom,** Inc.--Shareholder Proposal of Amalgamated Clothing & Textile Workers Union under Rule 14a-8

Dear Sir/Madam:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act, as amended, **Nordstrom,** Inc. (the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy (collectively, the "1995 Proxy Materials") for its 1995 Annual Meeting a proposal (the "Proposal") submitted by Michael R. Zucker of the Amalgamated Clothing & Textile Workers Union (the "Proponent") by letter dated December 7, 1994.

Enclosed are six copies of each of the following:

(1) this letter;

(2) the Proponent's letter to the Company (including the Proposal and statement in support thereof);

(3) An opinion (the "Legal Opinion") of Lane Powell Spears Lubersky, counsel to the Company, in support of the Company's position that it may omit the Proposal from its 1995 Proxy Materials; and

(4) The **Nordstrom** Partnership Guidelines, the Company's letter dated April 26, 1994 to its vendors, and a press release by the Company dated May 12, 1994.

The Company believes that it may omit the Proposal from its 1995 Proxy Materials for the reason set forth in the Legal Opinion, i.e., that it is moot under Rule 14a-8(c)(10). Accordingly, the Company requests the concurrence of the staff of the Division of Corporation Finance that no enforcement action will be recommended if the Company omits the Proposal from its 1995 Proxy Materials.

By copy of this letter and all enclosures, the Company is concurrently notifying the Proponent of its intention to omit the Proposal from its 1995 Proxy Materials.

We would appreciate your earliest response to our position that the Proposal may be omitted from the 1995 Proxy Materials in order for the Company to prepare and to mail its 1995 Proxy Materials to shareholders in a timely fashion.

Please acknowledge your receipt of this letter and enclosures by date-stamping the enclosed additional copy of this letter and returning it in the enclosed, self-addressed envelope. Should you have any questions regarding this no-action request, please call the undersigned at (206) 628-1151 or, if I am unavailable, D. Wayne Gittinger or Michael E. Morgan of Lane Powell Spears Lubersky at (206) 223-7000.

Very truly yours,
Raymond A. Johnson

Co-President

NORDSTROM, INC.

1501 Fifth Avenue

Seattle, Washington 98101-1603

(206) 628-2111

ENCLOSURE

December 7, 1994

Karen E. Purpur, Corporate Secretary

Nordstrom, Inc.

1321 Second Avenue, 5th Floor

Seattle, WA 98101

Fax: (206) 233-6339

Dear Ms. Purpur:
On behalf of the Southern Regional Joint Board of the Amalgamated Clothing and Textile Workers Union (ACTWU), we hereby submit the attached resolution which requests that the company's Board of Directors report on its overseas sourcing

policies and adopt a set of standards regarding its relationships with overseas suppliers. We believe that conditions at foreign manufacturing facilities is an area of increasing concern for U.S. retailers, their customers and their shareholders.

***2** We would like to have the attached resolution included in the company's proxy statement for the next annual meeting of shareholders pursuant to rule 14-a(8) of the Securities and Exchange Act. Also attached is a letter verifying ACTWU Southern Region's beneficial ownership of forty-one (41) shares of **Nordstrom,** Inc. common stock. The Southern Region intends to hold this stock through the date of the company's annual meeting.

If you have any questions or require further information, please call me at (202) 745-1710.

Sincerely,
Michael R. Zucker

Director

ENCLOSURE

RESOLVED: That the shareholders of **Nordstrom,** Inc. (the "Company") request that the Board of Directors commit our Company to a "code of conduct" to ensure its overseas suppliers meet basic standards of conduct, and prepare a report to shareholders at reasonable expense which describes current policies for its relationships with suppliers and discusses the Company's current and future compliance efforts and plans. We request that our Company's code of conduct include at minimum:

1) that the Company will not do business with suppliers which:
--utilize forced or prison labor
--employ children under compulsory school age or legal working age
--fail to maintain safe and healthy work environment
--fail to follow prevailing practice and local laws regarding wages and hours
--contribute to local environmental degradation; and

2) that the Company will verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

SUPPORTING STATEMENT

As U.S. companies increasingly import goods from overseas, concern is growing about working conditions in many countries which fall far below the most basic standards of fair and human treatment. We believe our Company, which relies heavily on imports, should be taking active steps to ensure that its overseas suppliers meet certain minimum standards for the treatment and work conditions of its employees.

While it is illegal to knowingly import goods into the U.S. made by forced or prison labor, it is well-documented that China has an extensive system of forced labor which produces goods for export. International human rights groups estimate that over 200 million people continue to work under forced or prison labor conditions. The United Nations reports that child labor continues to be a serious international problem and is increasing in Africa and Asia. Widely publicized reports on child labor in Bangladesh and unsafe working conditions in Thailand where goods were being manufactured for export to the U.S. have also brought home for American customers, companies, and shareholders alike the need to ask questions about where and under what conditions U.S.-sold goods are being made.

A number of U.S. companies including leading retailers have adopted corporate codes of conduct in recent years that seek to ensure goods they import do not come from suppliers where these kinds of problems persist. The U.S. Congress has responded to concerns about goods made by overseas suppliers by introducing various measures including legislation that would make it a criminal offense to import goods made by child labor, and that would require U.S. businesses participating in joint ventures in China to follow a corporate code of conduct that would incorporate the standards discussed here.

***3** We believe it is important that our Company not only voice support for minimum supplier standards, but also maintain a system of verification that ensures the Company does business with only complying suppliers and that protects the Company from legal and other implications of supplier conduct. Our Company's image and the actions behind that image are of great concern to shareholders, and we believe efforts to adhere to high corporate standards make both moral and economic sense.

ENCLOSURE

December 2, 1994

Mr. Michael Zucker

Director of Corporate Affairs

Southern Regional Joint Board of ACTWU

Amalgamated Clothing and Textile Workers Union

1808 Swann Street N.W.--Second Floor

Washington, D.C. 20009

Dear Mr. Zucker:

This is to confirm that according to the records of Westminster Securities Corporation, the Southern Regional Joint Board of the Amalgamated Clothing and Textile Workers Union is the beneficial owner of 41 shares of **Nordstrom** Inc. common stock.

The Southern Regional Joint Board has held this stock since December 5, 1991.

Yours very truly,
Henry S. Krauss

Senior Vice President

ENCLOSURE

January 5, 1995

Nordstrom, Inc.

1501 Fifth Avenue

Seattle, WA 98101-1603

Re: **Nordstrom**, Inc.--Shareholder Proposal of Amalgamated Clothing & Textile Workers Union under Rule 14a-8

Gentlemen:
You have asked us to review the letter dated December 7, 1994, from Michael R. Zucker of the Amalgamated Clothing and Textile Workers Union (the "Proponent"), a record holder of shares of the Company's common stock, and an attached resolution and supporting statement (collectively, the resolution and supporting statement are referred to herein as the "Proposal") for the purpose of determining whether the Proposal must be included in the Company's 1995 proxy statement and form of proxy (the "Proxy Materials").

In rendering this opinion letter, we have relied as to matters of material fact upon the representations of the Company's management, but we have no reason to believe that any such representations are incorrect or incomplete. Furthermore, in our capacity as general counsel to the Company, we have assisted the Company in connection with the formulation, adoption and distribution of The **Nordstrom** Partnership Guidelines.

Subject to the foregoing, and on our examination of such questions of law we have deemed necessary or appropriate for the purpose of this opinion, it is our opinion that the Proposal may be properly omitted from the Company's Proxy Materials pursuant to the provisions of paragraph (c)(10) of Rule 14a-8, as a proposal that has been rendered moot. Rule 14a-8(c)(10) provides that "the registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy .... [i]f the proposal has been rendered moot." The Securities and Exchange Commission permits the omission of proposals that have been "substantially implemented by the issuer." See SEC Release No. 34-20091 (August 16, 1983).

***4** The Proposal requests that the Company's Board of Directors commit the Company to a "code of conduct" and prepare and submit a report to shareholders describing the Company's supplier policy and compliance efforts. Significantly, the code of conduct requested by the Proponent is nearly identical to The **Nordstrom** Partnership Guidelines (the "Guidelines"), which was adopted by the Company on April 26, 1994. The Guidelines were mailed to all of the Company's approximately 30,000 vendors in April and May of 1994 and took effect on June 1, 1994. See the Guidelines and the Company's letter to vendors dated April 26, 1994, copies of which are enclosed.

A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;

(2) employ children under compulsory school age or legal working age;

(3) fail to follow prevailing practice and local laws regarding wages and hours;

(4) fail to maintain a safe and healthy work environment; or

(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;

(2) utilizing child labor;

(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;

(4) failing to provide safe and healthy work environments for their workers;

(5) failing to demonstrate a commitment to the environment;

(6) failing to comply with all applicable legal requirements; or

(7) discriminating.

Furthermore, the Company continues to monitor compliance with the Guidelines and to undertake random on-site inspections of vendor facilities. We understand that contemporaneously with the adoption of the Guidelines, for example, senior representatives of the Company visited foreign manufacturers to conduct on-site inspections of their facilities.

The Guidelines address each area of business conduct contained in the Proponent's suggested code of conduct. We do not believe that the slight differences between the Proposal and the Guidelines, such as the use of regular or random inspections to ensure compliance, are significant enough to distinguish the Proposal from the Company's ongoing program under the Guidelines. It is well recognized that the Company need not adopt a shareholder proposal word-for-word to avail itself of Rule 14a-8(c)(10), but needs only to have "substantially implemented" it. In the Commission's view, "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991).

*5 The Proponent also requested that the Company prepare a report for its shareholders describing its policies and compliance efforts. The Company has previously provided information regarding its supplier policy to the general public in a press release dated May 12, 1994 (in which it also offered a copy of the Guidelines to interested persons). See the Company's press release dated May 12, 1994, a copy of which is enclosed. This publication conforms to the Commission's position holding proposals that request the disclosure of information to shareholders to be moot where the issuer has already publicized the type of information requested by the proposal. See, e.g., McDonald's Corporation (March 11, 1991); Woolworth Corporation (April 11, 1991).

For all of the above reasons, we believe the Proposal is moot under Rule 14a-8(c)(10) and the Company can properly exclude the Proposal from its Proxy Materials.

Very truly yours,
LANE POWELL SPEARS LUBERSKY

LETTER TO SEC

February 2, 1995

U.S. Securities and Exchange Commission

Office of Chief Counsel

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: **Nordstrom,** Inc.: Shareholder Proposal Submitted by the Amalgamated Clothing and Textile Workers Union

Proponent's Reply to **Nordstrom,** Inc.'s Statement of Intent to Omit Proposal and Request for "No Action" Letter

Dear Sir/Madam:
On behalf of the Amalgamated Clothing and Textile Workers Union, we hereby file this letter in response to **Nordstrom,** Inc.'s request for a "No Action" letter. Pursuant to Rule 14a-8(d), enclosed are five additional copies of this letter and attachments.

On January 5, 1995, **Nordstrom,** Inc. (the "Company") notified the Securities and Exchange Commission (the "Commission") of its intention to omit the shareholder proposal (the "Proposal") submitted to the Company by the Amalgamated Clothing and Textile Workers Union (the "Proponent") under Rule 14a-8(c)(10), which states that an issuer may omit a proposal if the issuer has already substantially implemented the proposal, and requested that the Commission issue a "No Action" letter of support of that intention. The Proposal requests that the Company: 1) establish a set of standards for its suppliers which meets certain minimum criteria; and 2) prepare a report to shareholders describing and reporting on its policies as well as its current and future compliance efforts with respect to those policies.

It is our position that the Company has failed to show it has made any serious attempt to implement the reporting aspect of the Proposal, which goes to the substance of the request that shareholders be provided with information to allow them to assess the Company's position and actions in this policy area. In fact the Company's conduct in this matter is evidence of the Company's reluctance to implement the request. The previous Commission decisions cited by the Company only further illuminate the gap between the standard of "substantial implementation" and the Company's actions to date. For these reasons, as set forth in greater detail below, we believe the Company's request for "No Action" should be denied.

Proponent is Prepared to Revise the Proposal

***6** The Proponent recognizes that the Company apparently previously took steps to implement the first aspect of the Proposal, namely adopting a set of standards for its suppliers which meet certain minimum requirements. The Proponent agrees with the Company that the policy statement provided by the Company to the Proponent in response to the submission of the Proposal contains a number of the elements detailed in the first aspect of the request. In order to distinguish for shareholders and the Commission the actions taken by the Company to date from the actions requested which remain to be taken, the Proponent is willing to revise the Proposal to omit the aspect of the request asking the Company to adopt a policy of this type. Attached is a revised proposal for consideration by the Commission and the Company which omits the portion of the Proposal requesting the Company to adopt the policy in question. If the Company's inclusion of the revised Proposal, rather than the Proposal, would avoid confusion over the first aspect of the request, the Proponent is amenable to use of the modified Proposal.

Rule 14a-8(c)(10)

The Company's conduct in this matter--namely its resistance even prior to receipt of the Proposal to providing information about the existence and substance of any corporate policy on supplier standards--relates directly to the request that the Proponent seeks to put before shareholders and to the failure by the Company to implement that request. Over one month before the Company's submission deadline for shareholder proposals, in a letter dated October 20, 1994, the Proponent asked the Company for information about any corporate standards it had in place regarding its suppliers and the Company's success in implementing and enforcing any such standards. The letter further informed the Company that the Proponent was considering filing shareholder proposals at certain companies on the issue of supplier standards. (A copy of this letter is attached as Exhibit 1.)

The Company did not respond to this communication before the proposal submission deadline, December 7, 1994, on which date the Proposal was then submitted to the Company. Three weeks later, on December 30, 1994, the Company responded by providing the Proponent with three and a half pages of information along with a cover letter indicating it would seek to omit the Proposal in six calendar days if it was not withdrawn. The information provided by the Company consisted of a one-page policy statement, a double-spaced press release announcing the adoption of the policy, and a cover letter addressed to the Company's vendors. (A copy of this communication from the Company is attached as Exhibit 2.)

The Company's outside counsel spoke with a member of our staff on January 6, 1995, and indicated that although the Company had filed its "No Action" request with the Commission the previous day for scheduling reasons, the Company was interested in whether the Proponent was satisfied with the information provided. Upon invitation, the Proponent detailed in a letter transmitted via facsimile the same day the type of additional information sought. (A copy of this letter is attached as Exhibit 3.) On January 9, 1995, the Company responded through its outside counsel by providing the Proponent with additional copies of the Company's request for "No Action" and the minimal information previously supplied by the Company. Its cover letter does not acknowledge the request made for additional information. (A copy of this communication is attached as Exhibit 4.) It appears to us that although the Company is highly interested in the Proponent withdrawing the Proposal, it has no interest in implementing the Proponent's request.

*7 The Company has also failed to meet its burden of showing that the Proposal is moot under Rule 14a-8(c)(10). The three Commission letters cited by the Company in support of its position in fact draw out these shortcomings and instead make clear that the Company has not met the standards of "substantially implemented" demonstrated in these other cases.

The Company attempts to compare its position favorably with the position of Texaco by citing the Commission letter, Texaco Inc. (available March 28, 1991). (Proposal requesting that the company adopt a detailed set of environmental standards commonly known as the "Valdez Principles.") In the case cited, the company clearly went beyond satisfying the shareholder proposal in question. In support of its position that it had already substantially implemented a comprehensive environmental policy that in fact went beyond the principles it was being asked to institute, the company supplied over one hundred pages from internal and external sources documenting its extensive environmental policies and practices. In rendering its opinion that the company's existing policy compared favorably with the proposal in question, the Commission was able to note that extensive "policies, practices and procedures with respect to the environment administered by the Company address the operational and managerial programs as well as make provisions for periodic assessment and review as outlined by the guidelines of the proposal." We believe the scant information provided by the Company in support of its position that it has substantially implemented a set of sourcing standards make it difficult if not impossible to draw a similar conclusion in this case.

The volume of information provided aside, however, the other distinguishing factor here is that in the case of Texaco, the shareholder proposal involved only adopting a set of standards, while this Proposal also requests a report to shareholders. There is no basis for the Company's claim that the reporting aspect of the Proposal has been satisfied.

The Company asserts that it satisfied the reporting aspects of the Proposal when it released a 362-word press release over a private business wire on May 12, 1994. A search of on-line indices of all major national and regional newspapers, magazines and business journals, from that date to the date of this letter, however, revealed not a single reference to the Company's policy. (A copy of the record of the indices search is attached as Exhibit 5.) Far from having disseminated the type of communication indicated by the Proposal to its shareholders or, alternatively, the public, we believe the Company instead has barely made the fact of the existence of its policy available.

That the Company has failed to implement the reporting aspects of the Proposal is clearly drawn out by the additional two Commission letters cited by the Company, Woolworth Corporation (available April 11, 1991) and McDonald's Corporation (available March 11, 1991). The shareholder proposal in Woolworth's had two parts, similar to the Proposal, namely that the company's board of directors create a committee to examine the issue of mistreatment of animals in stores that sold pets and that the committee prepare a report to shareholders to be available in the following year, 1992. The company clearly met both these requests. In its determination the Commission noted that the company had both previously created an advisory board of the type and with at least the scope requested by the shareholder proposal, and had committed to having its advisory board produce a report to be available to shareholders sometime in 1992. In the situation here, in contrast, the Company has proved reticent to demonstrate to its shareholders that it has even adopted a policy and totally unwilling to implement the second aspect of the Proposal. It is exactly the standard met in Woolworth's--that the Company commit to the release of a report to be available to shareholders--that the Company has ignored and by all appearances intends to continue to ignore.

*8 The Company's shortcomings in making information of the type requested available to shareholders is similarly illuminated in the final Commission letter cited by the Company, McDonald's Corporation. The proposal requests that the company provide information to its shareholders and customers on the environmental and health effects of producing and consuming one of its principle products, ground beef. Notwithstanding that the information requested in the proposal was generally publicly available from sources other than the company, the company was able to demonstrate, as noted by the Commission in its letter, that it had made a "wide variety" of information available on a "regular basis" to customers and shareholders, in its stores and in various shareholder communications. The information shared with these groups included the existence of entire company departments called "Nutrition"and "Environment" which the company said dealt with company matters in these areas, including providing information to shareholders and customers. The Commission further noted that the company intended to "publicize the continued availability of this information in an upcoming shareholder communication" in expressing its view that the company had substantially implemented the proponent's request for information. The insubstantial three pages of information provided by the Company not upon request, but upon the filing of the Proposal, hardly meets the standard established for providing information in the case of McDonald's. The resistance by the Company to providing the information requested in the Proposal and the Company's attempts to compare its minimal communication to the public about its policies to the extensive and substantial information provided by companies in the other cases cited can only make clear the Company's failure to address the Proposal.

The insubstantial proof of the existence of a corporate policy at the Company is far from the goal of the Proposal of having the Company communicate in a substantial way with shareholders about the nature, operation and success of corporate sourcing standards at our Company. Based on the foregoing, we believe that the Company has failed to show it has rendered the Proposal moot under 14a-8(c)(10). We respectfully request that the Commission deny the Commission's request for "No Action."

A copy of this letter and attachments has also been provided to the Company. If the Commission has questions or requires further information, please contact me at (202) 745-1710.

Sincerely,
Michael R. Zucker

Director

ENCLOSURE

REVISED PROPOSAL

RESOLVED: That the shareholders of **Nordstrom,** Inc. (the "Company") request that the Board of Directors prepare a report to shareholders at reasonable expense which describes current policies for its relationships with suppliers and discusses the Company's current and future compliance efforts and plans. The report should include a description of how the Company's policies, efforts and plans compare to the following minimum criteria:

***9** 1) the Company will not do business with suppliers which:

--utilize forced or prison labor
--employ children under compulsory school age or legal working age
--fail to maintain safe and health work environment
--fail to follow prevailing practice and local laws regarding wages and hours

--contribute to local environmental degradation; and

2) the Company will verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

SUPPORTING STATEMENT

As U.S. companies increasingly import goods from overseas, concern is growing about working conditions in many countries which fall far below the most basic standards of fair and human treatment. We believe our Company, which relies heavily on imports, should be taking active steps to ensure that its overseas suppliers meet certain minimum standards for the treatment and work conditions of its employees.

While it is illegal to knowingly import goods into the U.S. made by forced or prison labor, it is well-documented that China has an extensive system of forced labor which produces goods for export. International human rights groups estimate that over 200 million people continue to work under forced or prison labor conditions. The United Nations reports that child labor continues to be a serious international problem and is increasing in Africa and Asia. Widely publicized reports on child labor in Bangladesh and unsafe working conditions in Thailand where goods were being manufactured for export to the U.S. have also brought home for American customers, companies, and shareholders alike the need to ask questions about where and under what conditions U.S.-sold goods are being made.

A number of U.S. companies including leading retailers have adopted corporate codes of conduct in recent years that seek to ensure goods they import do not come from suppliers where these kinds of problems persist. The U.S. Congress has responded to concerns about goods made by overseas suppliers by introducing various measures including legislation that would make it a criminal offense to import goods made by child labor, and that would require U.S. businesses participating in joint ventures in China to follow a corporate code of conduct that would incorporate the standards discussed here.

We believe it is important that our Company not only voice support for minimum supplier standards, but also maintain a system of verification that ensures the Company does business with only complying suppliers and that protects the Company from legal and other implications of supplier conduct. Our Company's image and the actions behind that image are of great concern to shareholders, and we believe efforts to adhere to high corporate standards make both moral and economic sense.

ENCLOSURE

October 20, 1994

Ray Johnson, Co-President

Nordstrom, Inc.

1501 Fifth Avenue

Seattle, WA 98101

Dear Mr. Johnson:
I am writing to request information on your company's sourcing policies. I am currently unaware of policies and practices your company may have regarding international and national standards and laws that apply to the conditions under which products sold by your company are made. If your company has adopted such policies, I would also be interested in any reports regarding the success in implementing and/or enforcing these policies.

***10** We are currently considering submitting shareholder proposals to major U.S. retailers on the issue of corporate sourcing practices. Any information you could provide us which would allow us to review your company's position and policies on this issue would be greatly appreciated.

Sincerely,
Marka Peterson

Associate Director

ENCLOSURE

December 30, 1994

Mr. Michael R. Zucker

Director

Office of Corporate and Financial Affairs

Amalgamated Clothing and Textile Workers Union

1808 Swann Street, N.W.--Second Floor

Washington, DC 20009

Dear Mr. Zucker:
The Company has carefully considered the shareholder proposal submitted by the Amalgamated Clothing and Textile Workers Union (the "ACTWU") for inclusion in the Company's proxy materials for the 1995 annual meeting of shareholders. It believes, however, that the proposal duplicates a policy--The **Nordstrom** Partnership--already in place.

The **Nordstrom** Partnership, which governs the conduct of the Company's vendors, squarely meets the ACTWU's shareholder proposal. The Company adopted The **Nordstrom** Partnership on April 26, 1994, mailed it to approximately 30,000 vendors, issued a press release on May 12, 1994 announcing the adoption of The **Nordstrom** Partnership and offering a copy to interested persons. I have enclosed a copy of each of The **Nordstrom** Partnership, the letter to vendors and the Company's press release of May 12, 1994 for your review.

In light of The **Nordstrom** Partnership, we would appreciate the ACTWU's withdrawal of its proposal. I hope you will agree that the shareholder's interests would not be served by spending time, money and resources to vote on a moot proposal. We would appreciate receiving a response no later than Thursday, January 5, 1995 because we plan to submit our no-action request with regard to the omission of your proposal to the Securities and Exchange Commission at the end of that day.

Please call me at (206) 233-6303 or, if you cannot reach me, D. Wayne Gittinger or Michael E. Morgan of Lane Powell Spears Lubersky at (206) 223-7000 if you have any questions.

Very truly yours,
John A. Goesling

Executive Vice President

NORDSTROM, INC.

ENCLOSURE

April 26, 1994

Dear Valued Vendor:

We have always felt that the quality of our vendor partnerships is critical to our company's success. As **Nordstrom** has grown, we've seen the number of vendors we work with multiply. Because these relationships are so important to us, we have established "The **Nordstrom** Partnership." These guidelines are intended to help us build partnerships with those who share our same commitment to quality products and to business and community relationships.

As you'll note in the enclosed brochure, the partnership guidelines address five key areas of business conduct. We believe these areas are essential to our mutual success and that our relationship will be strengthened by our joint commitment. Please take time to familiarize yourself with the guidelines which will take effect for all vendors of record beginning June 1, 1994.

***11** Additionally, a copy of the new terms and conditions on our new purchase order form is enclosed for your review. While purchase orders may be placed by telephone, facsimile or telegram, please recognize that these new terms and conditions will apply to all orders placed with you whether or not they are physically included in the documentation submitted in connection with any particular order.

If you have any questions, please call your business contact at **Nordstrom** or Public Affairs at 206-628-2111.

Thank you for your assistance in making "The **Nordstrom** Partnership" successful.

Sincerely,
The **Nordstrom** Family

LETTER TO SEC

January 6, 1995

Mr. Mark Reinhardt

Lane, Powell

Fax: 206-223-7107

Dear Mr. Reinhardt:
It was good to speak to you today regarding **Nordstrom's** sourcing standards and the shareholder proposal we have submitted to the company. As per your request, I have attached a copy of the letter sent to **Nordstrom** in October requesting information about the company's sourcing policies.

As we discussed, ACTWU is interested in receiving additional information about **Nordstrom's** policies before we consider withdrawing our resolution. To reiterate, the type of information we are looking for is as follows:

--information regarding vendor certifications or other compliance procedures
--a description of company's policies for communicating its standards to vendors
--a description of any company monitoring procedures other than random inspections
--a description of company monitoring activities to date
--the results of monitoring and compliance activities with respect to vendors
--release of a report to shareholders which describes the policies, implementation, and enforcement of the company's vendor standards, including the above-requested information.

I look forward to speaking to you again soon.

Sincerely,
Marka Peterson

LETTER TO SEC

January 9, 1995

Ms. Marka Peterson

Office of Corporate and Financial Affairs

Amalgamated Clothing and Textile Workers Union

1808 Swann Street, N.W., Second Floor

Washington, D.C. 20009

Dear Ms. Peterson:

Thank you for your prompt response to my call. In our conversation, you indicated that the ACTWU had reviewed Mr. John Goesling's letter dated December 30, 1994, and, in light of The **Nordstrom** Partnership, would consider withdrawing its shareholder proposal if the Company made more information available about The **Nordstrom** Partnership, especially the Company's compliance verification process and results.

As I mentioned, although the ACTWU is continuing to consider withdrawing its proposal, the Company filed a request with the SEC to omit the ACTWU's shareholder proposal from the Company's proxy statement and proxy materials for the 1995 Annual Meeting. The request needed to be filed under the applicable SEC rules and reflects the Company's belief that your proposal duplicates existing vendor policies. It does not indicate **Nordstrom's** unwillingness to continue discussing the matter directly with the ACTWU.

***12** A copy of the Company's request to omit the proposal was sent to Mr. Zucker; I am enclosing an additional copy for your reference. I hope that the request and accompanying documents will further satisfy the ACTWU with the Company's efforts to verify and ensure that vendors comply with The **Nordstrom** Partnership and allow you to withdraw the proposal in this instance.

Should you have any questions or comments, please call me at (206) 223-7092 or, if I am unavailable, Michael E. Morgan at (206) 223-7000.

Very truly yours,
Mark A. Reinhardt

LANE POWELL SPEARS LUBERSKY

ENCLOSURE

January 5, 1995

Securities and Exchange Commission

Office of Chief Counsel

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: **Nordstrom,** Inc.--Shareholder Proposal of Amalgamated Clothing & Textile Workers Union under Rule 14a-8

Dear Sir/Madam:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act, as amended, **Nordstrom,** Inc. (the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy (collectively, the "1995 Proxy Materials") for its 1995 Annual Meeting a proposal (the "Proposal") submitted by Michael R. Zucker of the Amalgamated Clothing & Textile Workers Union (the "Proponent") by letter dated December 7, 1994.

Enclosed are six copies of each of the following:

(1) this letter;

(2) the Proponent's letter to the Company (including the Proposal and statement in support thereof);

(3) An opinion (the "Legal Opinion") of Lane Powell Spears Lubersky, counsel to the Company, in support of the Company's position that it may omit the Proposal from its 1995 Proxy Materials; and

(4) The **Nordstrom** Partnership Guidelines, the Company's letter dated April 26, 1994 to its vendors, and a press release by the Company dated May 12, 1994.

The Company believes that it may omit the Proposal from its 1995 Proxy Materials for the reason set forth in the Legal Opinion, i.e., that it is moot under Rule 14a-8(c)(10). Accordingly, the Company requests the concurrence of the staff of the Division of Corporation Finance that no enforcement action will be recommended if the Company omits the Proposal from its 1995 Proxy Materials.

By copy of this letter and all enclosures, the Company is concurrently notifying the Proponent of its intention to omit the Proposal from its 1995 Proxy Materials.

We would appreciate your earliest response to our position that the Proposal may be omitted from the 1995 Proxy Materials in order for the Company to prepare and to mail its 1995 Proxy Materials to shareholders in a timely fashion.

Please acknowledge your receipt of this letter and enclosures by date-stamping the enclosed additional copy of this letter and returning it in the enclosed, self-addressed envelope. Should you have any questions regarding this no-action request, please call the undersigned at (206) 628-1151 or, if I am unavailable, D. Wayne Gittinger or Michael E. Morgan of Lane Powell Spears Lubersky at (206) 223-7000.

***13** Very truly yours,
Raymond A. Johnson

Co-President

NORDSTROM, INC.

ENCLOSURE

December 7, 1994

Karen E. Purpur, Corporate Secretary

Nordstrom, Inc.

1321 Second Avenue, 5th Floor

Seattle, WA 98101

Fax: (206) 233-6339

Dear Ms. Purpur:

On behalf of the Southern Regional Joint Board of the Amalgamated Clothing and Textile Workers Union (ACTWU), we hereby submit the attached resolution which requests that the company's Board of Directors report on its overseas sourcing policies and adopt a set of standards regarding its relationships with overseas suppliers. We believe that conditions at foreign manufacturing facilities is an area of increasing concern for U.S. retailers, their customers and their shareholders.

We would like to have the attached resolution included in the company's proxy statement for the next annual meeting of shareholders pursuant to rule 14-a(8) of the Securities and Exchange Act. Also attached is a letter verifying ACTWU Southern Region's beneficial ownership of forty-one (41) shares of **Nordstrom,** Inc. common stock. The Southern Region intends to hold this stock through the date of the company's annual meeting.

If you have any questions or require further information, please call me at (202) 745-1710.

Sincerely,
Michael R. Zucker

Director

ENCLOSURE

RESOLVED: That the shareholders of **Nordstrom,** Inc. (the "Company") request that the Board of Directors commit our Company to a "code of conduct" to ensure its overseas suppliers meet basic standards of conduct, and prepare a report to shareholders at reasonable expense which describes current policies for it relationships with suppliers and discusses the Company's current and future compliance efforts and plans. We request that our Company's code of conduct include at minimum;

1) that the Company will not do business with suppliers which:
--utilize forced or prison labor
--employ children under compulsory school age or legal working age
--fail to maintain safe and health work environment
--fail to follow prevailing practice and local laws regarding wages and hours
--contribute to local environmental degradation; and

2) that the Company will verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

SUPPORTING STATEMENT

As U.S. companies increasingly import goods from overseas, concern is growing about working conditions in many countries which fall far below the most basic standards of fair and human treatment. We believe our Company, which relies heavily on imports, should be taking active steps to ensure that its overseas suppliers meet certain minimum standards for the treatment and work conditions of its employees.

While it is illegal to knowingly import goods into the U.S. made by forced or prison labor, it is well-documented that China has an extensive system of forced labor which produces goods for export. International human rights group estimate that over 200 million people continue to work under forced or prison labor conditions. The United Nations reports that child labor continues to be a serious international problem and is increasing in Africa and Asia. Widely publicized reports on child labor in Bangladesh and unsafe working conditions in Thailand where goods were being manufactured for export to the U.S. have also brought home for American customers, companies, and shareholders alike the need to ask questions about where and under what conditions U.S. sold goods are being made.

***14** A number of U.S. companies including leading retailers have adopted corporate codes of conduct in recent years that seek to ensure goods they import do not come from suppliers where these kinds of problems persist. The U.S. Congress has responded to concerns about goods made by overseas suppliers by introducing various measures including legislation that would make it a criminal offense to import goods made by child labor, and that would require U.S. businesses participating in joint ventures in China to follow a corporate code of conduct that would incorporate the standards discussed here.

We believe it is important that our Company not only voice support for minimum supplier standards, but also maintain a system of verification that ensures the Company does business with only complying suppliers and that protects the Company from legal and other implications of supplier conduct. Our Company's image and the actions behind that image are of great concern to shareholders, and we believe efforts to adhere to high corporate standards make both moral and economic sense.

ENCLOSURE

December 2, 1994

Mr. Michael Zucker

Director of Corporate Affairs

Southern Regional Joint Board of ACTWU

Amalgamated Clothing and Textile Workers Union

1808 Swann Street N.W.--Second Floor

Washington, D.C. 20009

Dear Mr. Zucker:

This is to confirm that according to the records of Westminster Securities Corporation, the Southern Regional Joint Board of the Amalgamated Clothing and Textile Workers Union is the beneficial owner of 41 shares of **Nordstrom** Inc. common stock.

The Southern Regional Joint Board has held this stock since December 5, 1991.

Yours very truly,
Henry S. Krauss

Senior Vice President

ENCLOSURE

January 5, 1995

Nordstrom, Inc.

1501 Fifth Avenue

Seattle, WA 98101-1603

Re: **Nordstrom,** Inc.--Shareholder Proposal of Amalgamated Clothing & Textile Workers Union under Rule 14a-8

Gentlemen:

You have asked us to review the letter dated December 7, 1994, from Michael R. Zucker of the Amalgamated Clothing and Textile Workers Union (the "Proponent"), a record holder of shares of the Company's common stock, and an attached resolution and supporting statement (collectively, the resolution and supporting statement are referred to herein as the "Proposal") for the purpose of determining whether the Proposal must be included in the Company's 1995 proxy statement and form of proxy (the "Proxy Materials").

In rendering this opinion letter, we have relied as to matters or material fact upon the representations of the Company's management, but we have no reason to believe that any such representations are incorrect or incomplete. Furthermore, in our capacity as general counsel to the Company, we have assisted the Company in connection with the formulation, adoption and distribution of The **Nordstrom** Partnership Guidelines.

Subject to the foregoing, and on our examination of such questions of law we have deemed necessary or appropriate for the purpose of this opinion, it is our opinion that the Proposal may be properly omitted from the Company's Proxy Materials pursuant to the provisions of paragraph (c)(10) of Rule 14a-8, as a proposal that has been rendered moot. Rule 14a-8(c)(10) provides that "the registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy .... [i]f the proposal has been rendered moot." The Securities and Exchange Commission permits the omission of proposals that have been "substantially implemented by the issuer." See SEC Release No. 34-20091 (August 16, 1983).

***15** The Proposal requests that the Company's Board of Directors commit the Company to a "code of conduct" and prepare and submit a report to shareholders describing the Company's supplier policy and compliance efforts. Significantly, the code of conduct requested by the Proponent is nearly identical to The **Nordstrom** Partnership Guidelines (the "Guidelines"), which was adopted by the Company on April 26, 1994. The Guidelines were mailed to all of the Company's approximately 30,000 vendors in April and May of 1994 and took effect on June 1, 1994. See the Guidelines and the Company's letter to vendors dated April 26, 1994, copies of which are enclosed.

A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and health working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:
(1) utilizing prison or forced labor;

(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

Furthermore, the Company continues to monitor compliance with the Guidelines and to undertake random on-site inspections of vendor facilities. We understand that contemporaneously with the adoption of the Guidelines, for example, senior representatives of the Company visited foreign manufacturers to conduct on-site inspections of their facilities.

The Guidelines address each area of business conduct contained in the Proponent's suggested code of conduct. We do not believe that the slight differences between the Proposal and the Guidelines, such as the use of regular or random inspections to ensure compliance, are significant enough to distinguish the Proposal from the Company's ongoing program under the Guidelines. It is well recognized that the Company need not adopt a shareholder proposal word-for-word to avail itself of Rule 14a-8(c)(10), but needs only to have "substantially implemented" it. In the Commission's view, "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991).

***16** The Proponent also requested that the Company prepare a report for its shareholders describing its policies and compliance efforts. The Company has previously provided information regarding its supplier policy to the general public in a press release dated May 12, 1994 (in which it also offered a copy of the Guidelines to interested persons). See the Company's press release dated May 12, 1994, a copy of which is enclosed. This publication conforms to the Commission's position holding proposals that request the disclosure of information to shareholders to be moot where the issuer has already publicized the type of information requested by the proposal. See, e.g., McDonald's Corporation (March 11, 1991); Woolworth Corporation (April 11, 1991).

For all of the above reasons, we believe the Proposal is moot under Rule 14a-8(c)(10) and the Company can properly exclude the Proposal from its Proxy Materials.

Very truly yours,
LANE POWELL SPEARS LUBERSKY

ENCLOSURE

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDERS PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commissions no-action responses to rule 14a-8(d) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material. The Commission staff's role in the shareholder process is explained further in this statement of the Division's Informal Procedures for Shareholder Proposals.

SEC LETTER

***17** 1934 Act / s -- / Rule 14a-8

February 8, 1995

Publicly Available February 8, 1995

Re: **Nordstrom,** Inc. (the "Company")

Incoming letter dated January 5, 1995

The proposal requests that the Board of Directors commit to a code of conduct to ensure its overseas suppliers meet basic standards of conduct, and prepare a report which describes current policies and discusses the Company's current and future compliance efforts and plans.

There appears to be some basis for your view that the proposal may be excluded under Rule 14a-8(c)(10) as moot. Accordingly, the staff will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on Rule 14a-9(c)(10). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Andrew A. Gerber

Attorney-Advisor

Securities and Exchange Commission (S.E.C.)

1995 WL 54529 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Staff Legal Bulletin No. **14B** (Shareholder Proposals)
Publicly Available September 15, 2004

SEC LETTER

1934 Act / s 14(a) / Rule 14a-8

1934 Act / s Section 14(a)

September 15, 2004

Publicly Available September 15, 2004

Staff Legal Bulletin No. **14B** (CF)

Action: Publication of CF Staff Legal Bulletin

Summary: This staff legal bulletin provides information for companies and shareholders regarding rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation, or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Office of Chief Counsel in the Division of Corporation Finance at (202) 942-2900.

A. What is the purpose of this bulletin?

On July 13, 2001, the Division of Corporation Finance published SLB No. 14 in order to:

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that arise commonly under rule 14a-8; and
- suggest ways in which both companies and shareholder proponents can facilitate our review of no-action requests.

SLB No. 14 addressed primarily those procedural matters that are common to companies and shareholder proponents and discussed some substantive matters that are of interest to companies and shareholder proponents alike.

On July 12, 2002, the Division of Corporation Finance published SLB No. 14A. SLB No. 14A clarified our position on shareholder proposals related to equity compensation plans.

The purpose of this bulletin is to clarify and update some of the guidance that is included in SLB No. 14 and to provide additional guidance on issues that arise commonly under rule 14a-8. Specifically, this bulletin contains our views regarding:

- the application of rule 14a-8(i)(3);

- common issues regarding a company's notice of defect(s) to a shareholder proponent under rule 14a-8(f);

- the application of the 80-day requirement in rule 14a-8(j);

- opinions of counsel under rule 14a-8(j)(2)(iii); and

- processing matters relating to the availability of submitted materials and the mailing and public availability of our responses.

This bulletin includes a discussion of rule 14a-9 and its interaction with the operation of rule 14a-8. This discussion applies to our review of rule 14a-8 no-action requests only; it does not apply to other contexts, such as our review of disclosure contained in proxy statement filings and additional soliciting materials that may be considered materially false or misleading under rule 14a-9.

The references to "we," "our," and "us" are to the Division of Corporation Finance. You can find a copy of rule 14a-8 in Exchange Act Release No. 34- 40018 (May 21, 1998), which is located on the Commission's website at www.sec.gov/rules/final/34-40018.htm. You can find a copy of SLB No. 14 on the Commission's website at www.sec.gov/interps/legal/cfslb14.htm. You can find a copy of SLB No. 14A on the Commission's website at www.sec.gov/interps/legal/cfslb14a.htm.

B. Under rule 14a-8(i)(3), when will the staff grant requests to exclude either all or part of a proposal or supporting statement based on false or misleading statements?

1. Rule 14a-8(i)(3)

***2** Question 9 in rule 14a-8 reads, "If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?" Thirteen bases are then listed as answers to Question 9. The third basis, which is cited as rule 14a-8(i)(3), provides:

Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy materials.

It is important to note that rule 14a-8(i)(3), unlike the other bases for exclusion under rule 14a-8, refers explicitly to the supporting statement as well as the proposal as a whole. Accordingly, companies have relied on rule 14a-8(i)(3) to exclude portions of the supporting statement, even if the balance of the proposal and the supporting statement may not be excluded. Companies have requested that the staff concur in the appropriateness of excluding statements in reliance on rule 14a-8(i)(3) for a number of reasons, including the following:

• Vagueness--Companies have argued that the proposal may be excluded in its entirety if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

• Impugning Statements--Companies have argued that they may exclude statements in a supporting statement because they fall within Note (b) to rule 14a-9, which states that "[m]aterial which directly or indirectly impugns character, integrity or personal reputation or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" is an example of "what, depending upon particular facts and circumstances, may be misleading within the meaning of [rule 14a-9]."

• Irrelevant Statements--Companies have argued that they may exclude statements in a supporting statement because they are irrelevant to the subject matter of the proposal being presented. It is argued that it is appropriate to exclude these statements because they mislead shareholders by making unclear the nature of the matter on which they are being asked to vote.

• Opinions Presented as Fact--Companies have argued that they may exclude statements in a supporting statement because they are presented as fact when they are the opinion of the shareholder proponent. It is argued that it is appropriate to exclude these statements because they are contrary to rule 14a-9 in that they may mislead shareholders into believing that the statements are fact and not opinion.

• Statements Without Factual Support--Companies have argued that they may exclude statements in a supporting statement because they are presented as fact, but do not cite to a source that proves that statement. It is argued that it is appropriate to exclude these statements because they are contrary to rule 14a-9 in that they may be false and misleading and should be accompanied by a citation to permit shareholders to assess the context in which the source presented the information.

*3 As we noted in SLB No. 14, we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding asserted deficiencies in terms of clarity, relevance, or accuracy in proposals and supporting statements.

2. Our approach to rule 14a-8(i)(3) no-action requests

As we noted in SLB No. 14, there is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily. Our intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules.

3. The need to clarify our views under rule 14a-8(i)(3)

Unfortunately, our discussion of rule 14a-8(i)(3) in SLB No. 14 has caused the process for company objections and the staff's consideration of those objections to evolve well beyond its original intent. The discussion in SLB No. 14 has resulted in an unintended and unwarranted extension of rule 14a-8(i)(3), as many companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety. Our consideration of those requests requires the staff to devote significant resources to editing the specific wording of proposals and, especially, supporting statements. During the last proxy season, nearly half the no-action requests we received asserted that the proposal or supporting statement was wholly or partially excludable under rule 14a-8(i)(3).

We believe that the staff's process of becoming involved in evaluating wording changes to proposals and/or supporting statements has evolved well beyond its original intent and resulted in an inappropriate extension of rule 14a-8(i)(3). In addition, we believe the process is neither appropriate under nor consistent with rule 14a-8(i)(2), which reads, "The company is not responsible for the contents of [the shareholder proponent's] proposal or supporting statement." Finally, we believe that current practice is not beneficial to participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8.

4. Clarification of our views regarding the application of rule 14a-8 (i)(3)

Accordingly, we are clarifying our views with regard to the application of rule

14a-8(i)(3). Specifically, because the shareholder proponent, and not the company, is responsible for the content of a proposal and its supporting statement, we do not believe that exclusion or modification under rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected. Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

***4** • the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i) (3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i) (3) to exclude or modify a statement may be appropriate where:

• statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;

• the company demonstrates objectively that a factual statement is materially false or misleading;

• the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires--this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result; and

• substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

In this regard, rule 14a-8(i)(3) permits the company to exclude a proposal or a statement that is contrary to any of the proxy rules, including rule 14a-9, which prohibits materially false or misleading statements. Further, rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded. As such, the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is materially false or misleading.

C. What are common issues regarding companies' notices of defect (s)?

1. How should companies draft notices of defect(s)?

We put forth the following guidance in SLB No. 14 for companies to consider when drafting letters to notify shareholder proponents of eligibility or procedural defects:

*5 • provide adequate detail about what the shareholder proponent must do to remedy the eligibility or procedural defect(s);

• although not required, consider including a copy of rule 14a-8 with the notice of defect(s);

• explicitly state that the shareholder proponent must transmit his or her response to the company's notice within 14 calendar days of receiving the notice of defect(s); and

• send the notification by a means that allows the company to determine when the shareholder proponent received the letter.

We believe that this guidance continues to be of significant benefit to companies, and we urge all companies to consider it when drafting notices of defect(s) under rule 14a-8.

2. Is there any further guidance to companies with regard to what their notices of defect(s) should state about demonstrating proof of the shareholder proponent's ownership?

Yes. If the company cannot determine whether the shareholder satisfies the rule 14a-8 minimum ownership requirements, the company should request that the shareholder provide proof of ownership that satisfies the requirements of rule 14a-8. The company should use language that tracks rule 14a-8(b), which states that the shareholder proponent "must" prove its eligibility by submitting:

• the shareholder proponent's written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting; and

- either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

We have expressed the view consistently that a company does not meet its obligation to provide appropriate notice of defects in a shareholder proponent's proof of ownership where the company refers the shareholder proponent to rule 14a-8(b) but does not either:

- address the specific requirements of that rule in the notice; or

- attach a copy of rule 14a-8(b) to the notice.

D. What are the consequences if the staff denies a company's request for a waiver of rule 14a-8(j)'s 80-day requirement? Will the company have to wait 80 days to file its definitive proxy materials?

No, the company is not required to wait 80 days to file its definitive proxy materials. Rule 14a-8(j) provides that if the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j) also requires the company to simultaneously provide the shareholder proponent with a copy of its submission. The staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy if the company demonstrates "good cause" for missing the deadline. In that instance, the failure to comply with rule 14a-8(j) would not require the company to delay its filing date until the expiration of 80 days from the date that it submits its no-action request. The most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed.

*6 There are instances in which the staff will not agree that a company has demonstrated good cause for failing to make its rule 14a-8 submission at least 80 days before the intended filing of its definitive proxy materials. In those instances, we generally will consider the bases upon which the company intends to exclude a proposal, as we believe that is an appropriate exercise of our responsibilities under rule 14a-8. When we advise such a company and the shareholder proponent of our views regarding the application of rule 14a-8 to the proposal, we also will advise them of our view that the company has not followed the appropriate procedure under rule 14a-8. As noted above, our response in that situation would not require the company to wait to file its proxy materials until 80 days after its rule 14a-8 submission. Companies that have not demonstrated good cause for failing to make a timely rule 14a-8 submission should be aware that, despite our expression of a view with regard to the application of the eligibility or substantive requirements of rule 14a-8 to a proposal, the filing of their definitive proxy materials before the expiration of the 80-day time period in that situation may not be in accordance with the procedural requirements of rule 14a-8. Further, companies should note that, in issuing such a response, we are making no determination as to the appropriateness of filing definitive proxy materials less than 80 days after the date of the rule 14a-8(j) submission.

We will consider the timeliness of a rule 14a-8 no-action request in determining whether to respond. We reserve the right to decline to respond to rule 14a-8 no-action requests if the company does not comply with the time frame in rule 14a-8(j).

E. When should companies and shareholder proponents provide a supporting opinion of counsel and what should counsel to companies and shareholder proponents consider in drafting such an opinion?

Rule 14a-8(i)(1) and rule 14a-8(i)(2) permit the company to exclude a proposal if it meets its burden of demonstrating that the proposal is improper under state law or that the proposal, if implemented, would cause the company to violate any state, federal, or foreign law to which it is subject. Rule 14a-8(i)(6) permits the company to exclude a proposal if it meets its burden of demonstrating that the company would lack the power or authority to implement the proposal. Rule 14a-8(j)(2)(iii) requires the company to provide the Commission with a supporting opinion of counsel when the asserted reasons for exclusion are based on matters of state or foreign law. In submitting such an opinion of counsel, the company and its counsel should consider whether the law underlying the opinion of counsel is unsettled or unresolved and, whenever possible, the opinion of counsel should cite relevant legislative authority or judicial precedents regarding the opinion of counsel.

Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement. If a company asserts either of these bases for exclusion in its rule 14a-8 submission, it expedites the staff's review and often assists the company in meeting its burden of demonstrating that it may exclude the proposal when the company provides a copy of the relevant contract, cites specific provisions of the contract that would be violated, and explains how implementation of the proposal would cause the company to breach its obligations under that contract. The submission also should provide a supporting opinion of counsel or indicate that the arguments advanced under state or foreign law constitute the opinion of counsel.

*7 In analyzing an opinion of counsel that is submitted under rule 14a-8(j)(2)(iii), we consider whether counsel is licensed to practice law in the jurisdiction where the law is at issue. We also consider the extent to which the opinion makes assumptions about the operation of the proposal that are not called for by the language of the proposal. Shareholder proponents who wish to contest a company's reliance on an opinion of counsel as to matters of state or foreign law may, but are not required to, submit an opinion of counsel supporting their position.

F. What should companies and shareholder proponents know about how we process no-action requests?

1. Availability of materials provided to us

Commission rule 82, which can be found at 17 CFR §200.82, reads as follows (citations are omitted):

Materials filed with the Commission pursuant to rule 14a-8(d) under the Securities Exchange Act of 1934 [the predecessor of current rule 14a-8 (j)], written communications related thereto received from any person, and each related no-action letter or other written communication issued by the staff of the Commission, shall be made available to any person upon request for inspection or copying.

In adopting rule 82, the Commission stated, "all materials required to be filed with the Commission pursuant to proxy rule 14a-8[j] will be considered public records of the Commission. [Rule 82] also provides for the public availability of written communications related to the materials filed pursuant to rule 14a-8[(j)] which may be voluntarily submitted by shareholder-proponents or other persons." See Exchange Act Release No. 9785 (September 22, 1972). As such, when a company submits a no-action request, we forward a copy of the request to the Commission's Public Reference Room immediately.

In order to ensure that the staff's process is fair to all parties, we base our determinations on the written materials provided to us. While we will respond to telephone questions from the company or the shareholder proponent regarding the status of a request, we do not discuss the substantive nature of any specific no-action request with either the company or the shareholder proponent. Therefore, we request that any additional information that the company or the shareholder proponent would like to provide be submitted to us and the other party in writing.

2. Availability of responses

After we have completed our review of a no-action request, we generally send our response to the request by mail to both the shareholder proponent who submitted the proposal and the company that submitted the request. In addition, we forward a copy of our response, along with the relevant correspondence, to the Commission's Public Reference Room at the time that we issue the response. Commercial databases that check the Public Reference Room routinely for new no-action responses issued by the Division often upload the responses to their systems. As a result, the company or the shareholder proponent often may find our response in the Public Reference Room or on a commercial database prior to their receipt of that response.

3. Facilitating prompt, consistent delivery of responses to companies and shareholder proponents

***8** During the highest volume periods of the rule 14a-8 season, the mailing of our no-action responses may be delayed and the company and the shareholder proponent may not receive the copies that are sent by mail immediately after the issuance of our no-action response. As such, we may fax copies of our responses in order to ensure that shareholder proponents and companies are given timely responses and to avoid prejudicing either party unnecessarily in resolving disputes that may arise in connection with the rule 14a-8 no-action requests. When we have a fax number for both the company and the shareholder proponent, we will fax our response to each if we are unable to mail the response promptly; when we have a fax number for the company but not for the shareholder proponent, we will fax the response to the company where the company agrees to forward promptly our response to the shareholder proponent. It is important to note that the practice of faxing copies of our no-action responses is a courtesy and is not required by Commission rules.

In order to facilitate the prompt delivery of our responses by providing us as much contact information regarding the shareholder proponent as possible, companies should provide us with all relevant correspondence when submitting a no-action request. In this regard, our review is facilitated best when a company's correspondence with us includes the shareholder proposal, any cover letter that the shareholder proponent provided with the proposal, the shareholder's address and fax number, and any other correspondence the company has exchanged with the shareholder relating to the proposal.

G. Conclusion

We hope that this bulletin, along with SLB No. 14 and SLB No. 14A, helps you gain a better understanding of rule 14a-8, the no-action request process, and our views on some significant issues and questions that arise commonly during our review of rule 14a-8 no-action requests. We believe that these bulletins contain information that will assist in the efficient operation of the rule 14a-8 process for both companies and shareholders.

Securities and Exchange Commission (S.E.C.)

2004 WL 2192250 (S.E.C. No - Action Letter)

END OF DOCUMENT

2003 WL 22850013 (S.E.C. No - Action Letter)

(Cite as: 2003 WL 22850013 (S.E.C. No - Action Letter))

(SEC No-Action Letter)

***1 Monsanto** Company
Publicly Available November 26, 2003

LETTER TO SEC

November 5, 2003

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: **Monsanto** Company - File No. 001-16167

Statement of Reasons for Omission of Shareholder

Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

Monsanto Company, a Delaware corporation ("**Monsanto**" or the "Company"), has received a stockholder proposal (the "Proposal," attached as Exhibit A) from a purported **Monsanto** stockholder Nick Rossi, naming John Chevedden as his designated representative (collectively, the "Proponent"), that the Proponent wishes to have included in **Monsanto's** proxy statement (the "Proxy Statement") for its 2004 annual meeting of stockholders (the "2004 Annual Meeting").

The Proposal and its supporting statement do not satisfy several requirements of Rule 14a-8. **Monsanto** has notified the Proponent by letter (attached as Exhibit B) of its intention to omit the Proposal from the Proxy Statement on account of Rule 14a-8(f) unless the Proponent timely corrects his failure to demonstrate his eligibility to submit a shareholder proposal as required by Rule 14a-8(b). The Company is awaiting a response from the Proponent. Even if the Proponent corrects such procedural and eligibility deficiency, **Monsanto** intends to omit the Proposal under Rules 14a-8(i)(1) and Rule 14a-8(i)(3) promulgated under the Securities Exchange Act of 1934, as amended.

stockholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires." See Philadelphia Electric Co. (available July 30, 1992). The Proponent is well aware of the requirements of Rule 14a-8(i)((3) as the Staff has previously required this Proponent to make substantial revisions to a shareholder proposal that relied on highly selective and misleading excerpts from respected publications. See e.g., General Motors Corporation (available April 10, 2000).

Furthermore, it is unclear whether the second sentence of the proposal is intended to be binding or advisory, and thus may not be a proper subject for action by shareholders under Delaware law and excludable under Rule 14a-8(i)(1). The Staff has repeatedly required this Proponent to revise its prior shareholder proposals to clarify that the entire proposal was advisory. See, e.g., Caterpillar Inc. (available January 13, 2000); Sempra Energy (available February 29, 2000); and The Home Depot, Inc. (available April 4, 2000).

The Supporting Statement

The Proposal's supporting statement contains what purport to be excerpts from various publications and other statements which are false and misleading in several respects, and therefore may be omitted under Rule 14a-8(i)(3). In particular, we note the following:

• First, none of the statements under the captions which are attributed to various sources is an accurate excerpt, but rather is the Proponent's paraphrase that omits key words or phrases (See Exhibits 1-4). We believe the Proponent should clarify that these statements are his own paraphrases, rather than accurate excerpts.

*3 • Second, the first paraphrased statement cites The Wall Street Journal, without noting that it is taken from an "op-ed" opinion piece, and thus is simply one person's opinion (namely, Holman W. Jenkins, Jr.) rather than a news report (copy attached as Exhibit 1). We believe this reference should be clarified.

• Third, the paraphrased statements from The Motley Fool and morningstar.com are taken out of context in a manner that is highly misleading, giving the erroneous impression that The Motley Fool or morningstar.com are opposed to poison pills generally. That is not the case.

?? While the supporting statement references a sentence from a 1997 story in The Motley Fool, a much more recent article in The Motley Fool about corporate governance includes the following statement about poison pills:

"Investors should cheer "poison pill" plans if they support and trust management, since what they do is help protect the company from interlopers." (The Motley Fool, August 7, 2001 at http:// www.fool.com/specials/2001/sp010802e.htm; copy attached as Exhibit 5).

?? Similarly, the supporting statement misleadingly paraphrases one sentence from an article in morningstar.com, without noting the following statements from the same Morningstar article:

"The issue of whether poison pills are good or bad is less clear-cut than stock-option and executive-compensation abuses--there's research that actually

supports poison pills. For example, the stock of a good company can easily get beaten down in the short term for reasons out of its control. A poison pill protects investors in such a company from being taken out by a larger, mediocre one at a price well below its intrinsic value. Poison pills are also pretty common, even among great companies."
(http://news.morningstar.com/doc/article/0,1,95306,00.html; copy attached as Exhibit 4).

?? For the foregoing reasons, we believe the citations to The Motley Fool and morningstar.com should be deleted. The Proponent may recast these statements as his own beliefs, rather than implying that they fairly and accurately represent the views of such well-known third parties.

?? In the absence of the Proponent's substantially revising the supporting statement to comply with Rule 14a-9, **Monsanto** requests that the Staff confirm that it will not recommend enforcement action against **Monsanto** should **Monsanto** omit the supporting statement in its entirety.

- Finally, each of the bold captions in the supporting statement is inflammatory and misleading:

?? The first caption, "The Potential of a Tender Offer Can Motivate Our Directors," falsely implies that poison pills preclude even the "potential of a tender offer". They do not. Hundreds of companies that have had poison pills have been the subject of tender offers.

***4** ?? The second caption, "Diluted Stock," implies that the adoption of a pill would dilute **Monsanto's** stock. That is false. While the threat of potential dilution gives the pill its poison, in fact no poison pill has ever been triggered so as to cause dilution. The adoption of a pill causes no dilution.

?? The third caption, "Akin to a Dictator," violates the plain language of the instructions to Rule 14a-9. These instructions expressly identify material as misleading for purposes of the Rule if they "directly or indirectly impugn character, integrity or personal reputation, or directly or indirectly make charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Likening **Monsanto's** directors to dictators, should they choose later to adopt a poison pill, falls squarely within the prohibitions of that Rule.

?? The fourth caption, "Council of Institutional Investors Recommendation," falsely implies that the Council of Institutional Investors recommends a vote for this Proposal. No such recommendation has been made.

?? For the foregoing reasoning we believe all of the captions should be deleted.

* * * * * *

Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal which includes a supporting statement from the Proponent. If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 403-1220 or Roy Katzovicz of this office at (212) 403-1313, or Nancy Hamilton, Associate General Counsel, Corporate Governance, **Monsanto** Company at (314) 694-4296. If the Staff does not agree with the conclusions set forth herein, please contact us before you issue any formal written response.

Very truly yours,
Eric S. Robinson

WACHTELL, LIPTON, ROSEN & KATZ

51 West 52nd Street

New York, N.Y. 10019-6150

Telephone: (212) 403-1000

ENCLOSURE

EXHIBIT A

October 7, 2003

MR. FRANK ATLEE III

MONSANTO CO. (MON)

800 NORTH LINDBERGH BLVD.

ST. LOUIS, MO 63167

PH: 314-694-1000

FX: 314-694-1057

Dear Mr. AtLee,
This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

***5** 2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,
Nick Rossi

3 - Shareholder Voting Right on a Poison Pill

RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to overrule our shareholder vote if our Directors seriously believe they have a good reason. This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: The Motley Fool

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: Moringstar.com

I believe our Directors could make a token response to this proposal - hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org. an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Voting Right on a Poison Pill Yes on 3

Notes:

The above format is the format submitted and intended for publication.

*6 Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

The Motley Fool, June 13, 1997

Moringstar.com, Aug. 15, 2003

Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.

IRRC Corporate Governance Bulletin, June - Sept. 2003

Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company requests help to locate these or other references.

ENCLOSURE

EXHIBIT B

October 29, 2003

MR. JOHN CHEVEDDEN

2215 NELSON AVENUE, NO. 205

REDONDO BEACH, CA 90278

Re: Shareholder Proposal for **Monsanto's** 2004

Annual Meeting

Dear Mr. Chevedden:

I am in receipt of a letter dated October 7, 2003, which I received by fax on October 27, 2003, from Mr. Nick Rossi containing a shareholder proposal submitted for inclusion in **Monsanto** Company's ("**Monsanto**") proxy statement for its 2004 Annual Meeting (the "Annual Meeting"). The letter indicates that you are his designated representative to act on his behalf in shareholder matters, including this shareholder proposal, before, during and after the Annual Meeting, and that all communications are to be directed to you with respect to this shareholder proposal.

Mr. Rossi's letter to us failed to demonstrate his eligibility to submit a shareholder proposal as required by Rule 14a-8(b) promulgated under the Securities Exchange Act of 1934. I note that his letter states "Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting." We have checked with our transfer agent, Mellon Investor Services, which has informed us that Mr. Rossi is not a registered holder of any **Monsanto** shares. Thus, pursuant to Rule 14a-8(b), you must prove Mr. Rossi's ownership of the required minimum amount of **Monsanto** voting stock, for the required duration of time, in the manner required for a proponent of a shareholder proposal who is not a registered shareholder.

Pursuant to Rule 14a-8(f), we hereby notify you that if you fail to respond to and correct this deficiency within 14 days from the date that you receive this letter, **Monsanto** intends to exclude this proposal from its proxy statement for the Annual Meeting.

Please be advised that, even if you correct this eligibility and procedural deficiency, **Monsanto** intends to seek to exclude this proposal under Rule 14a-8(i).

*7 Sincerely,
Charles W. Burson

Executive Vice President, Secretary and General Counsel

LETTER TO SEC

November 21, 2003

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

MAIL STOP 0402

450 FIFTH STREET, NW

WASHINGTON, DC 20549

Response to Wachtell, Lipton, Rosen & Katz No Action Request of November 5

Monsanto Company (MON)

Nick Rossi

Ladies and Gentlemen:

The section of the company no action request titled "The Proposal" is obsolete because this part of the proposal was revised and forwarded to the company on November 7, 2003 prior to the proposal submittal deadline. The revised proposal is included here. I believe the November 7, 2003 submittal answers the company objections to the resolved section of the earlier submittal.

The company has addressed the supporting statement text with a number of unsupported "requests," raw opinions and opinions which are thinly supported or supported with erroneous verbiage. The key part of the company tactic seems to be that repetition of requests and beliefs will tip the scales.

Examples include:

The company backs-up its argument on "accurate excerpts" with "we believe."

The company errs in missing the irony in The Motley Fool on August 7, 2001. I believe the August 7, 2001 text is intended to mean that investors should "cheer" poison pills if they "support and trust" management 100%. I believe that including the term "interlopers" is another indication by The Motley Fool that it is spoofing the poison pill.

The company does not explain how the Morningstar source is misleadingly paraphrased. Instead the company skips onto arguing about another part of the Morningstar source.

The Wall Street Journal article is from the special 12-page Feb. 24, 2003 "Corporate Governance" section.

Unoriginal Time-Wasting Company Claim

Company demand that the shareholder proposal include company-chosen text

The company claims that if a source presents more than one-side of an issue (which is standard practice in most business news reporting) then supporting statements must also highlight the company's choice of words from the same source. This company claim applies particularly to The Motley Fool and Morningstar sources. Hence, according to the company each supporting statement would need to say that a particular business news source points out a proponent-favored statement and a company-favored statement. The company does not explain how the proponent would know in advance the company-chosen words.

If this hypothetical process were to proceed without the company resorting to a no-action request, then a ludicrous and prejudicial new procedure would follow:

1) On each proposal the proponent would submit the supporting statements and the sources.

2) Then the company would come back with its chosen words from the same sources which may have even more words than the proponent's related statement. This excess of words is demonstrated by the company quotes from proponent sources in its no action request here.

*8 3) Then the proponent would add the company-chosen words.

4) Then this new company chosen-word text would force out substantial shareholder text to fit the 500-word limit in this ludicrously prejudicial manner.

5) The company would prepare its separate management position statement of unlimited words. However, unlike the proponent the company would be free to omit supporting sources for company claims and omit any proponent-chosen words.

I do not believe it is the job of the shareholder to highlight management's chosen words on an issue when management has an unlimited number of one-sided words to respond versus the shareholder who would then be held to 500-words to ludicrously present both sides. The company is not required to support its statements in its management position response nor present any point that favors the proponent's position.

Under this misleading company argument the "Supporting Statement" section of rule 14a-8 proposals would need to be re-titled "Supporting Statements with Company-Chosen Words on the Same Topic."

This type of time-wasting claim is used to excess by companies who know better. Perhaps this is the red-flag of upcoming tactics in 2004 no action requests from other companies.

Captions

The company fails to acknowledge that the potential for a tender offer can increase, and there will also probably be more tender offers over time, if there is no poison pill in place. In both cases directors could be more motivated to get back on track if they are not thoroughly insulated by a poison pill.

The company errs in claiming that shareholder poison pill proposals cannot address stock dilution because there is a distinction between stock dilution and the "threat" of stock dilution.

The company errs in claiming that a shareholder has already impugned directors if the shareholder alerts other shareholders of the possibility that directors could act in a dictatorial manner if the directors use a devise that limits shareholder rights.

The proposal states that the Council of Institutional Investors "called for shareholder approval of poison pills." The company does not explain how it reaches its raw opinion of an inference from this statement.

The company no action response is an example of the unsupported and unexplained text which companies typically expect to get away with under rule 14a-8. The following numbered text match the numbers marked on the company text:

1) No definition of the standard of independent directors.

It is meaningless and misleading to claim independent directors without any definition of independence.

2) "Can protect ..." is a raw statement with no explanation or support.

3) No support or explanation on how a non-binding vote on the next ballot would deny the board speed and flexibility.

***9** 4) No support or explanation on how shareholders could be "unprotected."

I do not believe the company has met its burden of proving its allegations.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company no action request on each point.

Sincerely,
John Chevedden

ENCLOSURE

October 7, 2003

MR. FRANK ATLEE III

MONSANTO CO. (MON)

800 NORTH LINDBERGH BLVD.

ST. LOUIS, MO 63167

PH: 314-694-1000

FX: 314-694-1057

Dear Mr. AtLee,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,
Nick Rossi

MONSANTO COMPANY 2004 PROXY STATEMENT

STATEMENT IN OPPOSITION TO SHAREOWNER PROPOSAL

REGARDING SHAREHOLDER VOTING RIGHT ON A POISON PILL

The board of directors unanimously recommends a vote AGAINST this proposal. The board of directors is aware that similar proposals have been considered, and in some cases adopted, by shareowners of other public companies and that the merit of shareowner rights plans (sometimes called "poison pills") continues to be the subject of wide-ranging debate. However, the board is of the unanimous view that, in the case of **Monsanto** Company, it would be in the best interests of the Company and its shareowners to reject this proposal.

The Company does not have a shareowner rights plan, and the board, six of whose eight members are independent directors, has no current intention to adopt a rights plan. The board believes, however, that a rights plan can be an important tool in the future to enable your board to maximize shareowners' value in the event of an unsolicited acquisition for control of the Company. In addition, a rights plan can protect the Company and its shareowners from unfair and coercive takeover tactics, such as partial or two-tiered tender offers and "creeping" stock accumulation programs.

If the Company's board were to consider adopting a shareowner rights plan in the future, it would take such action, guided by sound governance principles, that it believes would best serve the Company's shareowners based upon all of the facts and circumstances that exist at such time. However, the shareowner proposal as framed would require the board to submit a future rights plan to the next shareowner meeting, which would provide a significant timing advantage to a hostile bidder. This approach could deny the board the speed and flexibility it would need to address an unsolicited acquisition for control or potentially coercive takeover tactics, which could be timed by the bidder to occur shortly before the Company's annual shareowner meeting. Without the protection of a rights plan, shareowners would be at a disadvantage because their board would lack a valuable tool that significantly enhances its ability to take the time to properly evaluate the adequacy of any potential offer. The board would lose important bargaining power in negotiating a transaction with a potential acquirer or pursuing a potentially superior alternative.

***10** A rights plan would not interfere with negotiated transactions nor would it preclude takeover offers. Indeed, the existence of a rights plan at the old **Monsanto** Company did not preclude it from merging with Pharmacia. However, limiting the board's discretion regarding the adoption, maintenance and extension of a rights plan now could leave the Company's shareowners unprotected and would put a future board--and therefore ultimately the shareowners--at a disadvantage in responding to an unsolicited, and potentially coercive and unfair, takeover offer.

Rights plans have been adopted by over 2000 companies, including nearly 60% of the companies listed on the Standard & Poor's 500 index. The board believes that the Company's and its shareowners' interests are best served by maintaining the board's continued discretion to exercise its fiduciary duties regarding the adoption, maintenance or extension of a rights plan. The board of directors unanimously recommends a vote AGAINST this proposal, which it believes could eliminate or limit its discretion to act in what it reasonably believes to be in the best interests of the Company and its shareowners in the future.

SEC LETTER

1934 Act / s -- / Rule 14A-8

November 26, 2003

Publicly Available November 26, 2003

Re: **Monsanto** Company

Incoming letter dated November 5, 2003

The proposal requests that the board seek shareholder approval at the earliest subsequent shareholder election for the adoption, maintenance or extension of any current or future poison pills and further recommends, that once adopted, removal or dilution of the proposal be submitted to a shareholder vote.

We are unable to conclude that **Monsanto** has met its burden of establishing that **Monsanto** may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. Accordingly, we do not believe that **Monsanto** may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that **Monsanto** may exclude the entire proposal under rule 14a-8(i)(3) as false and misleading or vague and indefinite. There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the reference to the Wall Street Journal article to add "Source:" to the beginning of the reference and clarify that the article refers to an opinion article;
- revise the sentences attributed to T.J. Dermot Dunphy to clearly identify which sentences are direct quotes;
- revise the sentence attributed to Morningstar.com to directly quote the sentence from the source; and
- *11 • revise the caption "Council of Institutional Investor Recommendation" and the discussion under that caption to make clear that the Council of Institutional Investor's recommendation relates to shareholder approval of poison pills generally and not this specific proposal.

Accordingly, unless the proponent provides **Monsanto** with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if **Monsanto** omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We note that **Monsanto** did not file its statement of objections to including the proposal at least 80 calendar days before the date on with it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant **Monsanto's** request that the 80-day requirement be waived.

Sincerely

Grace K. Lee

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2003 WL 22850013 (S.E.C. No - Action Letter)

END OF DOCUMENT

2003 WL 22220708 (S.E.C. No - Action Letter)

(Cite as: 2003 WL 22220708 (S.E.C. No - Action Letter))

(SEC No-Action Letter)

*1 **Sysco** Corporation
Publicly Available August 12, 2003

LETTER TO SEC

July 1, 2003

SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF CHIEF COUNSEL

450 5TH STREET, N.W.

WASHINGTON, D.C. 20549

Re: **Sysco** Corporation; Proposal to Report on Genetically Modified Products; Notice of

Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, on behalf of our client **Sysco** Corporation ("**SYSCO**" or the "Company"), we hereby give notice of the Company's intention to omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by Trinity Health and co-sponsored by Dominican Sisters of Hope, Sisters, Servants of the Immaculate Heart of Mary, General Board of Pension and Health Benefits of The United Methodist Church, Adrian Dominican Sisters, the Maryknoll Sisters, Sisters of St. Joseph of Nazareth, Mercy Investment Program, Sisters of Mercy, Regional Community of Detroit Charitable Trust and Boston Common Asset Management, LLC (collectively, the "Proponents") by letters dated May 6, 2003, May 14, 2003, May 22, 2003, May 8, 2003, May 6, 2003, May 19, 2003, May 12, 2003, May 14, 2003, May 14, 2003 and May 27, 2003, respectively.

We request the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials. Attached hereto as Exhibit A are copies of each of the letters from the Proponents and the Proposal.

The Company would appreciate the Staff's response to its request prior to August 30, 2003, which is the date by which the Company will need to finalize its Proxy Materials in order to meet its current timetable. The Company currently expects to file definitive copies of its Proxy Materials with the Commission on or about September 20, 2003.

The Proposal states as follows: "Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, will identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by the company."

Grounds for Exclusion

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(3) SINCE IT IS MISLEADING IN VIOLATION OF RULE 14a-9 OF THE PROXY RULES

The Company believes that the Proposal and its Supporting Statement may be properly omitted from **SYSCO's** Proxy Materials pursuant to the provisions of Rules 14a-8(i)(3) and 14a-9. The specific reasons why the Company deems omission to be proper and the legal support for such conclusions are discussed below.

***2** Rule 14a-8(i)(3) under the Exchange Act permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 under the Exchange Act provides, in pertinent part, that:

"(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading ...."

The Staff has concurred that a company could properly exclude entire shareholder proposals and supporting statements where they contained false and misleading statements or omitted material facts necessary to make such proposals and supporting statements not false and misleading. See, e.g. The Swiss Helvetia Fund, Inc. (March 6, 2001); Comshare, Incorporated (August 23, 2000); and General Magic, Inc. (May 1, 2000). The Staff also has concurred that a company could properly exclude portions of shareholder proposals and supporting statements from its proxy materials where they contained false and misleading statements or omitted material facts necessary to make such proposals and supporting statements not false and misleading. See, e.g., Peoples Energy Corporation (November 3, 2002); Peoples Energy Corporation (November 26, 2001); Phoenix Gold International, Inc. (November 5, 2001); National Fuel Gas Company (November 18, 1999); and CCBT Bancorp, Inc. (April 20, 1999).

The Proposal and the Supporting Statement may be excluded in their entirety under Rule 14a-8(i)(3) because they contain numerous statements that are false and misleading in violation of Rule 14a-9. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing shareholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance ... is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8."

As set forth below, the Proposal and Supporting Statement contain the types of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that they must be completely excluded. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal and Supporting Statement should be excluded in their entirety because of the numerous false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion and/or revision of the statements discussed below.

*3 The Proposal is misleading in at least the following respects:

1. The first, second and third bullet points of the Supporting Statement speak to crops engineered to produce pharmaceutical and/or industrial chemical products. **SYSCO** does not develop, manufacture or sell pharmaceutical or industrial chemical products, nor does **SYSCO** purchase or distribute food products that have been engineered to produce pharmaceuticals or chemicals, and the use of the statement in the Supporting Statement could mislead investors about the applicability of such products to **SYSCO. SYSCO** received a similar shareholder proposal last year from certain co-proponents, including a number of those named in this proposal. In last year's proposal, the Staff instructed the proposing shareholders to delete the following statement in the proposal's supporting statement: "GE-crops grown for pharmaceutical purposes, including contraceptive effects, may contaminate other crops and soil and adversely effect human health". **SYSCO's** request that the statement be deleted was based on the fact that **SYSCO** does not develop, manufacture or sell pharmaceutical or contraceptive products and that the use of the statement could mislead investors about the applicability of those products to **SYSCO.** As **SYSCO's** business has not changed since the prior year to include pharmaceutical and/or industrial chemical products, we urge the Staff to require the deletion of similar Supporting Statements mentioning those products this year. See, **SYSCO** Corporation (available September 4, 2002). In any event, the use of

GE-crops for these purposes remains irrelevant to **SYSCO's** business.

2. The first bullet point of the Supporting Statement states that "the U.S. Department of Agriculture ["USDA"] ordered 155 acres of Iowa corn uprooted and incinerated" (emphasis added). The USDA's own press release, dated November 13, 2002, (see Exhibit B, third paragraph) noted only that it requested the destruction of the 155 acres, as to which the involved party complied. The inaccurate wording of the Supporting Statement could mislead investors regarding the cooperative nature of the incident referenced and the degree of non-compliance of GE-crop producers with government agencies. Regardless of the inaccurate citation, **SYSCO's** business does not fit within the subject matter cited in the bullet as discussed in Paragraph 1 above.

3. The first and second sentences of the last buliet point of the Supporting Statement regarding contamination by Starlink corn do not support the conclusion that said contamination is illustrative of the "sudden and costly impact on products and markets" of GE foods. Proponents should be required to provide support for these statements or remove them in order to avoid misleading investors. The final sentence of the last bullet refers to an internal study to which no citation is given and predicts "billions of dollars in food industry losses." Either the internal study should be provided for review or the statement should be cited to a published source. If not, the statement should be deleted. Furthermore, this unsubstantiated statement does not disclose why there would be "billions of dollars in food industry losses" and how those alleged losses relate to GE foods. As a result, as written, this statement has great potential to mislead and confuse investors.

***4** 4. The Supporting Statement is misleading because it provides dates of issuance for some of the information but not for all of it. This is misleading because it implies that all of the information that is not dated is current. All non-current information should be properly dated.

Based on the foregoing it is apparent that the Proposal and Supporting Statement will mislead **SYSCO's** shareholders if they are included in the 2003 Proxy Materials. The Proposal combines irrelevant issues such as crops engineered with pharmaceuticals and/or industrial chemicals with food-related issues such as the integrity of the food supply and uses scare tactics, unfounded conclusions and uncited sources, that when taken as a whole, cause the Proposal and Supporting Statement to be incoherent and misleading. We therefore believe that the Proposal and Supporting Statement should be revised or otherwise should be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) of the Proxy Rules since it violates Rule 14a-9 thereunder.

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(6) SINCE THE COMPANY LACKS THE POWER AND AUTHORITY TO IMPLEMENT THE PROPOSAL WITHIN THE SPECIFIED TIME FRAME

Rule 14a-8(i)(6) under the Exchange Act permits a company to omit from its proxy materials a shareholder proposal "if the company would lack the power or authority to implement the proposal."

1. The introductory paragraph to the Shareholder Proposal requests **SYSCO's** Board of Directors to "review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004." This request mirrors a similar shareholder proposal received last year that gave the same date, March 2004, with which to comply. See, **SYSCO** Corporation (available September 4, 2002). This proposal received less than 6% of the votes cast. Although last year the proponents acknowledged that 1 1/2 years was an appropriate time frame in which to conduct the proposed study and prepare the requested report, they have now reduced that time period by one year. It would be impossible for the Company to complete a review of the Company's policies regarding GE foods and prepare the requested report by March 2004. Although we feel the proposal should be excluded entirely for the reasons described, in the alternative we strongly suggest the date for compliance be extended.

III. FOUR OF THE CO-SPONSORS OF THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(b) AND RULE 14a-8(f)(1) SINCE THE CO-SPONSORS DID NOT SUBMIT A WRITTEN STATEMENT FROM THE RECORD HOLDER VERIFYING THAT THE CO-SPONSORS HAVE CONTINUOUSLY HELD THE SECURITIES FOR AT LEAST ONE YEAR.

We have concluded that four of the co-sponsors of the Proposal, Sisters of St. Joseph of Nazareth, Mercy Investment Program Sisters of Mercy, Regional Community of Detroit Charitable Trust and Boston Common Asset Management, LLC should be excluded as co-sponsors.

Each of the co-sponsors must have continuously held at least $2,000 in market value, or 1%, of **SYSCO's** securities entitled to be voted on the Proposal for at least one year by the date it submitted the Proposal. None of the above referenced co-sponsors appear in **SYSCO's** records as a record owner of **SYSCO's** common stock. None of the letters from each of these co-sponsors meets the standards for proof of eligibility applicable to shares held in "street" name as set forth in Rule 14a-8(b)(2)(i). That subsection requires a written statement from the record holder verifying that, at the time the proposal was submitted, the requisite number of shares had been continuously held for at least one year. None of the letters contained a statement from the record holder verifying proof of such ownership.

*5 The letters from Sisters of St. Joseph of Nazareth, Mercy Investment Program, Sisters of Mercy, Regional Community of Detroit Charitable Trust and Boston Common Asset Management, LLC, dated May 12, 2003, May 14, 2003, May 14, 2003 and May 27, 2003, respectively, state that verification of ownership follows. On May 22, 2003, letters were sent via Federal Express for delivery on May 23, 2003 to Sisters of St. Joseph of Nazareth, Mercy Investment Program and Sisters of Mercy, Regional Community of Detroit Charitable Trust. On June 4, 2003, a letter was sent via UPS for delivery on June 5, 2003 to Boston Common Asset Management, LLC. The delivery dates of these notification letters, May 23, 2003 and June 5, 2003, were within the requisite 14-day response requirement imposed on **SYSCO** by Rule 14a-8(f)(1).

Copies of these notification letters are attached hereto as Exhibit C.

These notification letters (i) explained, in detail, that Sisters of St. Joseph of Nazareth's, Mercy Investment Program's, Sisters of Mercy, Regional Community of Detroit Charitable Trust's and Boston Common Asset Management, LLC's submissions of the Proposal were not sufficient to substantiate each co-sponsor's eligibility to submit a proposal, (ii) requested that each of the co-sponsors provide **SYSCO** with the requisite proof of ownership under Rule 14a-8(b)(2)(i) or (ii), detailing what form that proof was required to take, and (iii) advised the co-sponsors that each of its responses needed to be provided to **SYSCO** no later than 14 days after their receipt of the notification letter. To date, we have not received a response from these co-sponsors providing the requisite proof of ownership. We therefore believe that these four entities may be excluded as co-sponsors of the Proposal.

Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponents of its intention to omit the Proposal from its Proxy Materials and exclude as co-proponents those entities that did not provide the requisite proof of ownership in the time required.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (404) 873-8688. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. We appreciate your attention to this request.

Sincerely,
B. Joseph Alley, Jr.

SYSCO CORP.

2800 One Atlantic Center 1201 West Peachtree Street Atlanta. GA 30309-3450
404.873.8500

Report on Impacts of Genetically Engineered Food

SYSCO

RESOLVED: Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, will identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by the company.

***6** For the past three years several **SYSCO** institutional investors have presented concerns regarding GE to the company's attention.

While our Company agreed to form a task force to study issues surrounding GE food vis-à-vis **SYSCO's** operations, shareholders are not aware of any substantive report on this issue. We urge that this report:

1) Identify the scope of the Company's products that are derived from or contain GE ingredients;

2) Outline a contingency plan for sourcing non-GE ingredients should circumstances so require.

We believe that in undertaking this review, **SYSCO** addresses issues of financial, legal and reputation risk, competitive advantage and brand name loyally in the marketplace.

Supporting Statement:

- Crope engineered to produce pharmaceutical/industrial chemicals could pollute the food system. Fearing the pollen from corn not approved for human consumption may have spread to nearby fields of ordinary com, the U.S. Department of Agriculture ordered 155 acres of Iowa corn uprooted and incineratred (9/2002); ??00,000 bushels of soybeans in Nebraska were quarantined due to contamination by small amounts of a test pharmaceutical/Industrial crop (11/2002).
- The National Food Processors Association has stated (11/02): "There is an unacceptable risk to the food supply associated with the use of food and food crops as 'factories' for the production of pharmaceuticals or industrial chemicals without mandatory regulations and necessary verification in place."
- The Grocery Manufacturers of America has called on the Food and Drug Administration (FDA) to implement stronger regulations for pharmaceutical crops to ensure the safety and integrity of the U.S. food supply (2/2003).
- The National Academy of Sciences report (8/2002) Animal Biotechnology:Science-Based concerns cautions that the current regulatory system is inadequate to address "potential hazzards, particularily in the environmental area." (p.14)
- Biotechnology companies are encouraged--but not required--to submit safety-testing data to the FDA for its review. According to the Center for Science in the Public Interest (1/2003), the FDA lacks both the authority and the information to adequately evaluate the safety of GE foods.
- FDA does not assure the safety of GE products; it is the developer's responsibility to assure that the food is safe.
- In December 2002, StarLink corn, which is not approved for human consumption, was detected in a U.S. corn shipment to Japan. StarLink was first discovered to have contaminated U.S. corn supplies in September 2000, triggering a recall of 300 products. These instances illustrate the problem controlling GE crops and the sudden and costly impact on products and markets. An internal study conducted for Kellogg, ConAgra. Unilever and Aventis predicted "billions" of dollars in food industry losses.

ENCLOSURE

May 6, 2003

MR. RICHARD J. SCHNEIDERS

*7 CHAIR AND CHIEF EXECUTIVE OFFICER

SYSCO CORPORATION

1390 Enclave PARKWAY

HOUSTON, TX 77077-2099

Dear Mr. Schneiders:
Trinity Health, with an Investment position of 38,814 shares of common stock in **SYSCO** Corporation, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock is **SYSCO** Corporation is enclosed. Trinity Health has continually held stock in **SYSCO** for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

For the past three years, Trinity Health and several other **SYSCO** institutional investors have presented to our company concerns regarding genetically engineered foods and **SYSCO's** operations. In particular, we are concerned about potential liability, unanticipated risks to human health and the environment, and transparency regarding company policies and practices in relation to sales of foods that may contain genetically engineered ingredients.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal requesting a report on the impacts of genetically engineered food on our company for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy sttement in accordance with Rule 14-?? of the General Rules and Regulation of the Securities Exchange Act of 1934.

Trinity Health requests that is be listed as the lead sponsor of this resolution in the company's annual proxy statement. On matters pertaining to this resolution I will serve as liaison between shareholders and and the the company. Please address any correspndence on this issue to me.

We look forward to discussing the issues surrounding the impact of genetically engineered food at your earliest convenience.

Sincerely,
Catherine Rowan

Corporate Responsibility Consultant

SEC LETTER

1934 Act / s 14(a) / Rule 14a-8

August 12, 2003

Publicly Available August 12, 2003

Re: **Sysco** Corporation

Incoming letter dated July 1, 2003

The proposal requests that the board report on **Sysco's** policies relating to food products containing genetically engineered ingredients to identify the risks, financial costs and benefits, and environmental impacts of the continued use of GE-ingredients in products sold or manufactured by **Sysco.**

There appears to be some basis for your view that **Sysco** may exclude the Sisters of St. Joseph of Nazareth, Mercy Investment Program, Boston Common Asset Management, LLC and Sisters of Mercy, Regional Community of Detroit Charitable Trust as co-proponents under rule 14a-8(f). We note your representation that they failed to supply, within 14 days of receipt of **Sysco's** request, documentary support evidencing that they satisfied the minimum ownership requirements imposed by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if **Sysco** omits the Sisters of St. Joseph of Nazareth, Mercy Investment Program, Boston Common Asset Management, LLC and Sisters of Mercy, Regional Community of Detroit Charitable Trust as co-proponents from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

***8** We are unable to concur in your view that **Sysco** may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the sentence that begins "Crops engineered to product ..." and ends "... pollute the food system";
- revise the sentence that begins "Fearing that pollen ..." and ends "... uprooted and incinerated (9/2002)" to clarify that the U.S. Department of Agriculture "requested" the corn to be uprooted and incinerated;
- delete the two bulleted statements that begin "The National Food Processors Association ..." and ends "... of the U.S. food supply (2/2003)"; and
- provide a citation to a specific source for the sentence that begins "An internal study ..." and ends "... food industry losses."

Accordingly, unless the proponent provides **Sysco** with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if **Sysco** omits only these portions of the supporting statement from its proxy statement in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that **Sysco** may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that **Sysco** may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Grace K. Lee

Attorney-Advisor

Securities and Exchange Commission (S.E.C.)

2003 WL 22220708 (S.E.C. No - Action Letter)

END OF DOCUMENT

Westlaw.

2003 WL 1900797 Page 1

2003 WL 1900797 (S.E.C. No - Action Letter)

(Cite as: 2003 WL 1900797 (S.E.C. No - Action Letter))

(SEC No-Action Letter)

*1 The **Kroger** Co.
Publicly Available April 11, 2003

LETTER TO SEC

February 18, 2003

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20547

Re: Shareholder Proposal of AFSCME

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 14a-8(j) under the Exchange Act, are the following:

A. Six copies of this letter;

B. Six copies of a letter dated November 1, 2002, from AFSCME Employees Pension Plan to The **Kroger** Co., along with a shareholder proposal (the "Proposal") (Exhibit A); and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

The Proposal seeks to amend **Kroger's** Regulations (Bylaws) to require the Board of Directors to constitute a committee of shareholders (the "Committee") and to meet with the Committee, under certain circumstances.

Kroger intends to mail to shareholders, on or about May 10, 2003, its definitive proxy statement and form of proxy (the "Proxy Materials") in connection with its 2003 Annual Meeting. That meeting currently is scheduled to be held on June 26, 2003. **Kroger** intends to file definitive copies of its Proxy Materials with the Commission at the same time the Proxy Materials are first mailed to shareholders.

We believe that the Proposal properly may be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(1), (3), (7), and 14a-9, and **Kroger** intends to exclude the Proposal from the Proxy Materials. By a copy of this letter to AFSCME, we are notifying it of our intentions. To the extent **Kroger's** reasons for excluding the Proposal relate to matters of state law, this letter constitutes the supporting opinion of counsel required by Rule 14a-8(j)(2)(iii). Please confirm that no enforcement action will be recommended if the Proposal is excluded.

A. The Proposal is properly excludable under Rule 14a-8(i)(7) because it deals with a matter relating to **Kroger's** ordinary business operations.

The Proposal seeks to legislate to the Board of Directors the manner in which **Kroger** deals with its shareholders. Indeed, **Kroger** routinely discusses with shareholders, through its Investor Relations and Public Affairs departments, issues of interest to shareholders. Members of **Kroger** senior management meet with shareholders, including the proponent of the prior proposals referred to by AFSCME in its supporting statement (the "Prior Proposals"), to discuss proposals and other matters of interest to those shareholders. In Exchange Act Release No. 34-40018, the Commission stated that the application of Rule 14a-8(i)(7) requires case-by-case analysis, taking into account such factors as the nature of the proposal and the circumstances of the company at which it is directed. It is intended to avoid micro-management by shareholders. PG&E Corporation (January 27, 2000); The Walt Disney Company (October 18, 1999); American Home Products (January 9, 1987).

***2** Yet this precisely is what the Proposal seeks to do. By requiring the Board of Directors to meet with a shareholder Committee to discuss shareholder proposals regardless of the nature of the proposal and even if the proposal deals with the ordinary business operations of **Kroger,** AFSCME legislates, through the use of an amendment to **Kroger's** Regulations, micro-management of **Kroger** by a select group of shareholders.

The Proposal is virtually identical to a proposal submitted last year by AFSCME, for which **Kroger** received a no-action letter from the Staff. The **Kroger** Co. (March 18, 2002). The Staff concurred with **Kroger's** belief that the prior year's proposal could be excluded because it dealt with **Kroger's** ordinary business operations. The only difference between last year's proposal and the Proposal is a provision that would have permitted members of the Committee to discuss "other issues of interest to the Committee."

The modification to this year's Proposal does nothing to cure the prior year's defect. Although this year's Proposal arguably limits the Committee discussions to prior shareholder proposals that were not implemented, it does not exclude prior proposals that may deal with **Kroger's** ordinary business operations. These could arise in at least two ways. First, a proposal in a prior year could have been deemed to be of significant interest at the time of the proposal and yet ordinary in nature at the subsequent date on which the Committee is required to be established. Second, **Kroger** could elect to include a shareholder proposal that properly is excludable under Rule 14a-8(i)(7), and such inclusion would not alter the character of the proposal as dealing with ordinary business operations.

The Staff consistently has permitted issuers to exclude proposals relating to the establishment of committees to review ordinary business matters. Hudson United Bancorp (January 24, 2003); The Southern Company (January 21, 2003); E*TRADE Group, Inc. (October 31, 2000); NYNEX Corporation (January 24, 1990); Mobil Corporation (February 13, 1989). The purpose of the Committee is to discuss with the Board of Directors shareholder proposals without regard to how mundane or ordinary they may be. Although portions of the Proposal may fall outside of the scope of ordinary business operations, it has been the practice of the Division of Corporation Finance to not permit proponent revisions under Rule 14a-8(i)(7). As a result, if any portion of a proposal could be excluded because it relates to the registrant's ordinary business operations, the entire proposal may be excluded. Adobe Systems Incorporated (February 1, 2002); International Business Machines Corporation (January 21, 2002); E*TRADE Group, Inc. (October 31, 2000). The Proposal may require the Committee to discuss matters that deal in part with **Kroger's** ordinary business operations, and therefore this Proposal may be excluded, as was last year's proposal, pursuant to Rule 14a-8(i)(7). The **Kroger** Co. (March 18, 2002).

***3** Further, the Staff consistently has held that the ordinary business operations exclusion applies to matters concerning shareholder relations. AmSouth Bancorp (January 15, 2002); Niagara Mohawk Holdings, Inc. (March 5, 2001); Chevron Corporation (February 8, 1998); Tucson Electric Power Company (February 12, 1997); U.S. West Inc. (September 21, 1993); Minnesota Power & Light Company (March 12, 1992).

For the foregoing reasons, it is our opinion that the Proposal is properly excludable under Rule 14a-8(i)(7).

B. The Proposal is properly excludable under Rules 14a-8(i)(3) and 14a-9 because it is in violation of the proxy rules for containing false or misleading statements.

The Staff previously has determined that a shareholder proposal may be omitted pursuant to Rules 14a-8(i)(3) and 14a-9 if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Wal-Mart Stores, Inc. (April 2, 2001); Philadelphia Electric Company (July 30, 1992).

In particular, the Proposal is vague and misleading in the following respects:

1. AFSCME's supporting statement is misleading by stating "**Kroger's** board has not taken any steps toward declassification." This statement mischaracterizes the Board's response to the Prior Proposals, and leads shareholders to wrongly believe that **Kroger's** Board has the power to change the manner in which members of the Board of Directors are elected. As outlined below, only the shareholders can take

the action requested in the Prior Proposals.

The Proposal falsely leads shareholders to conclude that the Board of Directors has breached its fiduciary duties to shareholders by not taking steps to declassify the Board even though shareholders have adopted the Prior Proposals requesting the Board to do so. In fact, each time the Prior Proposals have been adopted by shareholders, the Board of Directors has met, consulted with outside advisors, and reconsidered whether or not the Prior Proposals were in the best interests of shareholders and other affected constituents. Each time the Board, in the exercise of its fiduciary responsibilities, has concluded that no further action was appropriate.

Notwithstanding the foregoing, had the Board concluded otherwise, the Board is without authority to implement the Prior Proposals, as only shareholders can change the manner in which members of the Board are elected. As a result, AFSCME's supporting statement serves only to impugn the character of the Board of Directors by implying that they are not responsive to shareholders.

***4** 2. The Proposal seeks to amend **Kroger's** regulations to appoint a committee of shareholders if the Board of Directors "does not take the action requested in the [p]roposal." The Proposal, however, does not make clear what constitutes action on the part of the Board. In its supporting statement, AFSCME refers to the Prior Proposals submitted to declassify **Kroger's** Board of Directors as the genesis for the Proposal. In the case of the Prior Proposals, only the shareholders can change the methodology for electing Directors by amending the regulations in accordance with Section 1701.11(A) of the Ohio Revised Code (the "Code"). The Proposal seems to require the constitution of a Committee any time a precatory proposal is not implemented by the Board. However, the Proposal does not indicate how or why a Committee is to be formed in the event that a precatory shareholder proposal, such as the Prior Proposal, is beyond the authority of the Board to implement under Ohio law.

3. For the same reasons identified in paragraph 2 above, the Board may be unable to determine when the Committee, if formed, could be abolished. Under circumstances as identified in AFSCME's supporting statement, the Board lawfully is incapable of taking the requested action and therefore the Committee would remain in perpetuity.

4. The Proposal requires the Board to constitute the Committee, comprised of a proponent and all other interested shareholders. However, the Proposal provides no guidance on how the Committee is to be selected, by whom it is to be selected, and whether notice of the formation of the Committee must be provided to all shareholders, soliciting their interest.

5. The Proposal is vague and ambiguous regarding those steps the Board must take in the event subsequent proposals would require the formation of a Committee, even though an existing Committee remained in place. Would the "new" proponents simply become members of the existing Committee, or would additional Committees be formed?

For the foregoing reasons, it is our opinion that the Proposal is properly excludable under Rules 14a-8(i)(3) and 14a-9.

C. The Proposal is properly excludable under Rule 14a-8(i)(1) because it is not the proper subject for action by shareholders under Ohio law.

Kroger is incorporated in the State of Ohio. Section 1701.59(A) of the Code provides that "[e]xcept where the law, the articles, or the regulations require action to be authorized or taken by shareholders, all of the authority of a corporation shall be exercised by or under the direction of the directors..." This statute gives the Board of Directors the exclusive authority and discretion, subject to authorization by shareholders in circumstances required by law, the articles, or the regulations, to manage the business and affairs of **Kroger.** This would include the formation of committees, including the Committee, and the determination of the number of meetings of the Board of Directors and with whom the Board should meet.

***5** The Proposal, styled as an amendment to **Kroger's** regulations, neither requires nor authorizes action to be taken by shareholders. Rather, it mandates the Board to take action. As a result, it falls outside of the application of Section 1701.59(A) of the Code.

Section 1701.11 of the Code provides for the adoption and amendment by the shareholders of regulations for the government of Ohio corporations. Section 1701.11(B)(10) of the Code provides that regulations may be adopted for "[d]efining, limiting, or regulating the exercise of the authority of the corporation, the directors, the officers, or all of the shareholders." Regulations adopted under Section 1701.11 of the Code can limit the authority of the Board of Directors to take action under certain circumstances. They cannot, however, usurp the authority of the Board of Directors and force the Board to take actions in managing the business and affairs of the corporation that it otherwise would not take. Section 1701.11 does not contemplate or permit the amendment of regulations to mandate Board action.

Ohio law also is quite specific about the manner in which shareholders may act. Section 1701.39 provides for actions at annual meetings of shareholders, and Section 1701.54 provides for action by written consent. Nothing in Ohio's Code contemplates action by committees that represent shareholder interests. Indeed, the only legitimate representatives of shareholders are the lawfully elected Board of Directors.

For the foregoing reasons, it is our opinion that the Proposal is properly excludable under Rule 14a-8(i)(1).

D. Conclusion

For each of the foregoing reasons, the Proposal may be excluded from the Proxy Materials. If you disagree with the conclusions contained in this request, I would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Please call me at (513) 762-1482 if you require additional information or wish to discuss this submission further.

Very truly yours,
Bruce M. Gack

THE **KROGER** CO.

1014 Vine Street • Cincinnati, Ohio 45202-1100

Exhibit A

RESOLVED, that the shareholders of The **Kroger** Co. ("**Kroger**" or the "Company"), pursuant to Title XVII, section 1701.11 of the Ohio Revised Code and article VII of the bylaws, hereby amend the bylaws to add the following:

"ARTICLE VIII MAJORITY VOTES ON SHAREHOLDER PROPOSALS

If a proposal (the "Proposal") submitted by a shareholder for a vote at a meeting of shareholders pursuant to Rule 14a-8 of the Securities and Exchange Commission receives a majority of the votes cast (a "Majority Vote"), and the Board of Directors (the "Board") does not take the action requested in the Proposal (or, in the case of a Proposal seeking a charter amendment, does not resolve to submit such amendment to shareholders, and recommend in favor of its approval, at the next shareholders' meeting) within 180 days of the meeting at which the vote was obtained, then:

***6** (a) The Board shall constitute a "Majority Vote Shareholder Committee" (the "Committee") composed of the proponent of the Proposal and other shareholders that indicate to the Company an interest in participating in the Committee;

(b) The purpose of the Committee will be to communicate with the Board regarding the subject matter of the Proposal; the Committee will not be authorized to act on behalf of the Board or to compel the Board to take action, and will not interfere with the Board's authority to manage the business and affairs of the company; and

(c) The independent members of the Board shall meet with the Committee no fewer than two times between the date on which the Committee is constituted and the next annual meeting of shareholders.

The Board may abolish the Committee if (i) the Board takes the action requested in the Proposal; or (ii) the Proposal's proponent notifies the Board that it does not object to abolition of the Committee."

SUPPORTING STATEMENT

In 1999, 2000, 2001 and 2002, a majority of Company shareholders voting on the matter supported a shareholder proposal seeking declassification of the Company's board of directors. Nonetheless, **Kroger's** board has not taken any steps toward declassification. In a letter to the Council of Institutional Investors dated August 22, 2002, **Kroger** suggests that the proposal's proponent should "directly" effectuate the declassification, which is contained in the regulations. However, as **Kroger** should be aware, shareholder approval of such an amendment would be far more likely if the board proposed and recommended in favor of it, rather than requiring the proponent to undertake a binding shareholder proposal or independent solicitation which the board could oppose using company funds.

The purpose of this proposal is to create a mechanism by which shareholders can communicate with their representatives, the independent directors. This proposal does not aim to supplant the board's decisionmaking power, but to improve that decisionmaking by ensuring that shareholders' viewpoints are fully presented to the independent directors.

We urge shareholders to vote FOR this proposal.

LETTER TO SEC

March 21, 2003

SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF CHIEF COUNSEL

450 FIFTH STREET, NW

WASHINGTON, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by The

Kroger Co.

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") submitted to The **Kroger** Co. ("**Kroger**" or the "Company") a shareholder proposal (the "Proposal") amending **Kroger's** bylaws to provide for the creation of a shareholder committee (the "Committee") in the event the Company's board (the "Board") does not implement a shareholder proposal supported by a majority of the shares voted (a "Majority Vote Proposal").

***7** In a letter to the Commission dated February 19, 2002, **Kroger** stated that it intends to omit the Proposal from its proxy materials being prepared for the 2002 annual meeting of shareholders. The Company argues that the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations; pursuant to Rule 14a-8(i)(4), on the theory that the Proposal seeks to further a personal interest of the Plan not shared by shareholders at large; as false or misleading pursuant to Rule 14a-8(i)(3); and under Rule 14a-8(i)(1) because the Proposal's subject is not a proper one for action by shareholders under Ohio law. As discussed more fully below, the Company has failed to meet its burden of demonstrating its entitlement to rely on any of those four exclusions.

Ordinary Business

Rule 14a-8(i)(7) permits a company to omit a proposal if its subject matter relates to the company's ordinary business operations. **Kroger** argues that the Proposal aims to effect the micromanagement of the Company by the "select group" of shareholders comprising the Committee. **Kroger** likens the Proposal to proposals addressing investor relations and the details of the companies' shareholder meetings, which have been found by the Staff to be excludable. **Kroger's** argument misconstrues both the intent of the Proposal and the operation of the Committee.

The Proposal was crafted as a response to the resistance of boards of directors--including **Kroger's** Board--to implementing Majority Vote Proposals. The Plan believes that boards should implement Majority Vote Proposals because they represent the wishes of a majority of the company's owners. However, after three years of majority votes on a board declassification proposal, **Kroger's** Board stated in response to an inquiry by the Council of Institutional Investors that board classification was "in the best interests of shareholders and other affected constituents."

The Proposal provides a mechanism to ensure that shareholders have a way to communicate with their elected representatives--the independent directors. The Proposal is really about director accountability to shareholders, not any particular matter that the Committee and independent directors might discuss. In other words, the subject of the Proposal is the creation of a structure to give shareholders greater voice in the corporate governance of **Kroger** under certain circumstances.

The Staff has recognized this distinction in numerous no-action rulings on proposals to create shareholder advisory committees, holding that such proposals were not excludable under Rule 14a-8(i)(7) because the committees would be created "for the purpose of representing the interests of shareholders on matters under consideration by the Board, rather than for the purpose of assisting communication between management and shareholders on matters related to the Company's ordinary business operations." McDonald & Company Investment, Inc. (available May 6, 1991); see also Aydin Corporation (available Jan. 31, 1997); Evans, Inc. (available Mar. 30, 1993); Exxon Corporation (available Feb. 28, 1992); TRW Inc. (available Feb. 12, 1990).

***8** Like **Kroger,** each of the companies above, with the exception of Aydin, argued in its no-action request that the proposal dealt with investor relations; several contended that the proposed committee would disrupt the existing investor relations apparatus. In each case, the Staff sided with the proponent, who, in the case of the Exxon proponent, had argued that shareholder-board communication differed from the management-shareholder communication function handled by a company's investor relations department. The Proposal, like those in Exxon, TRW, Evans, Aydin and McDonald & Company, deals with shareholder-board communication and not the kinds of investor relations minutiae, such as the location of the annual meeting, at issue in the letters cited by **Kroger.**

Kroger points to the mandate given to the Committee--to meet with shareholder proponents and others to discuss Majority Vote Proposals and other matters of interest to the Committee members--and argues that ordinary business matters could fall within that definition. The language to which **Kroger** objects was included in the Proposal to make clear that the discussions between the Committee and **Kroger's** independent Board members could encompass all corporate governance issues, not just the subjects of Majority Vote Proposals. The Plan has found that it is often useful to view individual corporate governance structures in the context of a company's overall governance profile. However, to clarify that ordinary business matters will not be involved, the Plan does not object to specifying in the Proposal that the Committee and independent directors will discuss the subject of any Majority Vote Proposal and other corporate governance matters.

In sum, the Proposal provides a mechanism to facilitate shareholder-board communication and does not involve day-to-day matters relating to **Kroger's** investor relations management function. Accordingly, **Kroger** has not met its burden of showing that it is entitled to exclude the Proposal pursuant to Rule 14a-8(i)(7)
.

Personal Claim or Grievance

Rule 14a-8(i)(4) allow a company to omit a proposal if it was submitted to redress a personal claim or grievance, or to further a personal interest not shared by other shareholders. **Kroger** contends that because the Proposal would require the independent Board members to meet with the Committee to discuss "other issues of interest to the members of the Committee," the Proposal seeks to further special interests of individual Committee members.

As discussed above, the Plan is willing to amend the Proposal to clarify that the Committee would discuss matters related to corporate governance with the independent directors. Surely, **Kroger** does not believe that corporate governance is a "special interest" of only certain shareholders. In any event, the Committee, once established, will be open to shareholders generally, reducing the likelihood that "special interests" of any particular shareholder will be advanced at the expense of corporate governance issues of interest to shareholders more broadly.

False or Misleading Statements

***9** Rule 14a-8(i)(3) allows a company to omit a proposal that violates any of the Commission's rules, including Rule 14a-9's prohibition on false or misleading statements. **Kroger** complains that the Proposal is excessively vague and that it contains misleading statements.

A number of **Kroger's** objections are predicated on the fact that **Kroger's** Board cannot unilaterally amend the regulations to provide for annual election of directors, the subject of prior Majority Vote Proposals. **Kroger** characterizes as misleading the statement that "**Kroger's** board has not taken any steps toward declassification," complaining that it implies that the Board has the power to declassify itself and that the Board has violated its fiduciary duties to shareholders. Nowhere does the Proposal state that the Board acting alone can effect declassification. Rather, the Proposal criticizes the Board for not taking the step it can take--namely, putting declassification and the regulation amendment required to accomplish it up for a shareholder vote, together with a recommendation to vote in favor of the proposal. Such a recommendation is especially important in light of the 75% shareholder vote necessary to amend the regulation classifying the Board.

On a related note, **Kroger** claims that the language requiring creation of the Committee if the Board "does not take the action requested in the Proposal" is misleading because only shareholders can effect the declassification requested in the prior Majority Vote Proposals. Similarly, **Kroger** argues that the Board may be unable to determine when the Committee may be abolished because the Board may be legally incapable of taking the requested action.

The Proposal only asks the Board to take the steps it is legally capable of taking. As discussed above, in the case of the declassification proposals approved in prior years, "the action requested in the Proposal" would consist of submitting for a shareholder vote a management proposal amending **Kroger's** regulations to effect declassification. In the case of other proposals, a failure to take the action requested in the "Resolved" clause would trigger the obligation to establish the Committee. In those cases where the Board believes it cannot legally take any action requested by the proposal, it would be appropriate to seek no-action relief from the Staff, or, if the proposal was submitted outside the Rule 14a-8 process, obtain other appropriate relief to prevent the proposal from coming to a vote.

Kroger objects that the Proposal is misleading because it does not specify how Committee members are to be selected or by whom, or indicate whether notice of the formation of the Committee must be provided to all shareholders. **Kroger** also argues that it is unclear how the approval of subsequent Majority Vote Proposals would affect a Committee constituted in response to an earlier Majority Vote Proposal.

***10** In drafting the Proposal, the Plan assumed that there would not likely be a flood of shareholders seeking membership on the Committee, since service on the Committee would entail a commitment of time and resources. If an unworkably large number of shareholders express an interest in joining the Committee, **Kroger's** Board and the Plan can negotiate a mutually agreeable procedure for limiting the Committee's membership. Likewise, upon shareholder approval of a Majority Vote Proposal, the Plan and **Kroger's** Board can agree on the method by which shareholders will be informed about the Committee's formation. Such incidental procedural issues, however, are not material to shareholders' decisions whether to vote for the Proposal.

The Staff has rejected arguments like those made by **Kroger**, holding that binding proposals requiring establishment of a shareholder advisory committee were not excessively vague and thus excludable under Rule 14a-8(i)(3) simply because they did not set forth a selection methodology, describe how shareholders' views will be ascertained or specify how compensation and expenses would be handled. See New Iberia Bancorp, Inc. (available Nov. 21, 1994); Evans Inc. (available Apr. 23, 1993); Baltimore Bancorp (available Mar. 11, 1991). The same result should obtain here.

Not a Proper Subject for Shareholder Action

Kroger contends that the Proposal violates Ohio law because it impermissibly intrudes on the authority of the board to manage the business and affairs of the company, including the formation of committees and the Board's activities. **Kroger** points to Section 1701.11(B)(10) of Ohio's Corporations Code, which provides that regulations may be adopted for "[d]efining, limiting, or regulating the exercise of the authority of the corporation, the directors, the officers, or all of the shareholders." According to **Kroger,** that section does not "contemplate or permit the amendment of regulations to mandate board action."

The plain language of the statute does not compel **Kroger's** interpretation. A proposal to establish a shareholder committee could be characterized as "defining" or "regulating" the exercise of the board's authority to manage the business and affairs of the corporation. **Kroger** does not explain why constraints on directors' authority are permissible under the statute but regulations mandating the creation of a shareholder committee are not. Nor has **Kroger** cited any case law supporting its interpretation. The suggestions made by the Committee would not be binding on the Board, so the Committee could not be seen as usurping any of the Board's power.

In Baltimore Bancorp (available Mar. 11, 1991), the company made nearly identical arguments to those advanced here by **Kroger,** contending that a bylaw amendment much like the one contained in the Proposal would intrude upon the board's authority to manage the business and affairs of the company. Like **Kroger,** Baltimore Bancorp cited no support for its interpretation of the statute and no case law on the issue. The Staff declined to grant no-action relief, noting that "the function of the Stockholders Advisory Committee would be purely advisory and as such would not intrude upon nor detract from the board of director's authority to manage the Company." See also Aydin Corporation (available Jan. 31, 1997) (Delaware); Oryx Energy Company (available Feb. 12, (1996) (Delaware); Sprint Corporation (available Jan. 18, 1995) (Kansas); Exxon Corporation (available Feb. 28, 1992) (New Jersey).

***11 Kroger** has not met its burden of establishing that a regulation establishing an advisory shareholder committee would violate Ohio law, offering only conclusory, unsupported assertions. Accordingly, **Kroger** should not be permitted to exclude the Proposal in reliance on Rule 14a-8(i)(1).

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007.

Very truly yours,
Charles Jurgonis

Plan Secretary

SEC LETTER

1934 Act / s -- / Rule 14A-8

April 11, 2003

Publicly Available April 11, 2003

Re: The **Kroger** Co.

Incoming letter dated February 18, 2003

The proposal would amend **Kroger's** bylaws to provide for the creation of a shareholder committee to communicate with the Board regarding the subject matter of shareholder proposals that are approved and not acted upon.

We are unable to conclude that **Kroger** has met its burden of establishing that **Kroger** may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. Accordingly, we do not believe that **Kroger** may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that **Kroger** may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proposal must be revised to delete the sentence that begins "Nonetheless, **Kroger's** board ..." and ends "... any steps toward declassification." Accordingly, we will not recommend enforcement action to the Commission if **Kroger** omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that **Kroger** may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that **Kroger** may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Alex Shukhman

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

***12** Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2003 WL 1900797 (S.E.C. No - Action Letter)

END OF DOCUMENT

2005 WL 544212 (S.E.C. No - Action Letter)

(Cite as: 2005 WL 544212 (S.E.C. No - Action Letter))

(SEC No-Action Letter)

***1 State Street** Corporation
Publicly Available March 1, 2005

LETTER TO SEC

February 15, 2005

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH **STREET**, NW

WASHINGTON, DC 20549

(202) 942-9525 (FACSIMILE)

Re: **State Street** Corporation - "No-Action Letter" Supplemental Rebuttal

Ladies and Gentlemen:

By letter dated February 7, 2005, I notified the Staff, as well as the registrant, of my intent to file "a supplemental filing to the Staff, rebutting **State Street's** supplemental filing." I stated that my supplemental filing would be submitted "[n]o later than Monday, February 14, 2005".

Yesterday, at 4:48 p.m. EST, just as I was preparing to send my supplemental rebuttal, I received an e-mail from Mr. Edward D. Farley, Esquire, Clerk of **State Street** Corporation. Enclosed with his e-mail were the following two items, included herewith as Exhibits A and B.

1. Exhibit A. A cover letter, in which Mr. Farley advises me that the registrant's enclosed opposition statement, provided to me pursuant to Rule 14a-8(m)(3), "is confidential, and may include material nonpublic information." Mr. Farley instructs me that I am "obligated to maintain the information in confidence unless it is included in the Company's proxy statement or is otherwise made public by the Company." [FN1]

FN1. My request that Mr. Farley cite the authority involved has gone unanswered. The Staff is welcome to review the information set forth at: http://www.shareholdersonline.org/correspondence.htm, 02/14/05 and 02/15/05. As you can see, I made Mr. Farley aware of Staff Legal Bulletin No. 14B and Commission Rule 82.

End of Footnote(s).

2. Exhibit B. The Board's draft opposition statement itself, provided to me pursuant to the terms and timeframe of Rule 14a-8(m).

As you might imagine, the receipt of this late breaking new information has implications for my rebuttal. Accordingly, I wish to revise my planned rebuttal by Monday, February 21, 2005.

Meanwhile, in accordance with Rule 14a-8(m)(2), I assert that the Rule 14a-8(j) filings by the registrant, and/or Exhibits A and B (enclosed herewith) violate the anti-fraud rule found at Rule 14a-9. Clearly, in light of the statement shown here as Exhibit B, the Rule 14a-8(j) filings that **State Street** has filed are false and misleading.

Moreover, in light of Commission Rule 82, referenced in Staff Legal Bulletin No. 14B (cited as applicable authority by the registrant itself in its aforementioned Rule 14a-8(j) filings), it is clearly false and misleading to instruct me that I must not reveal to other shareholders the internal - and fatal - inconsistencies of logic between the registrant's Rule 14a-8(j) arguments and the registrant's subsequent Rule 14a-8(m) arguments. If I am under some "obligation", then the registrant must articulate it and cite to it.

But let us call a pig a pig. **State Street's** Rule 14a-8(j) position is indefensible, and the Board's Rule 14a-8(m) statement reveals just how utterly bankrupt their position really is. Just as **State Street** has hidden the truth about what happened at the 2000 Annual Meeting by refusing to turn over the videotape of those proceedings, it is seeking to hide the truth here as well.

***2** Taken in light of the registrant's other efforts to mislead the Commission's Staff, as set forth in my letter dated February 7, 2005, I hope the Staff will not fail to see the registrant's skullduggery and duplicity for what it really is.

Clearly, as set forth in my Rule 14a-8(k) letter dated January 18, 2005, it matters whether the subject matter of my proposal is enacted by the shareholders (as opposed to being enacted by the directors). The Board's draft Rule 14a-8(m) statement concedes the point in black and white.

In reliance upon Commission Rule 82 and Staff Legal Bulletin No. 14B, I deem myself to be entirely at liberty to share the contents of the registrant's Rule 14a-8(m) statement with other shareholders. Indeed, I view it as a breach of the fiduciary duties of loyalty and care for the Directors to conceal their true reasons for opposing my shareholder proposal from the body of shareholders.

Conclusion

In light of the foregoing, and in reliance upon Staff Legal Bulletins No. 14 and 14B, I invite the Commission Staff to put an end to **State Street's** trickery. I also respectfully request that the Staff simultaneously notify me once the no-action letter is ready. In 2000, **State Street** did not inform me of the no-action letter it received in a timely fashion, and both the registrant and its external legal counsel, Ropes & Gray, played further tricks with the Rule 14a-8 process. [FN2] I remain, of course

FN2. Please see: http://www.shareholdersonline.org/correspondence2000.htm, 03/02/00 to 06/15/00, paying particular attention to Mr. Hayes' and Mr. Patton's roles, and also paying particular attention to the reasons given for refusing to turn over the videotape of the 2000 Annual Meeting.

End of Footnote(s).

Respectfully yours,
Patrick A. Jorstad

ENCLOSURE

February 7, 2005

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH **STREET**, NW

WASHINGTON, DC 20549

(202) 942-9525 (FACSIMILE)

Re: **State Street** Corporation - Supplemental Rebuttal

Ladies and Gentlemen:

By letter dated February 1, 2005, **State Street** Corporation submitted a supplemental filing in response to the Opposition I filed by letter dated January 18, 2005.

No later than Monday, February 14, 2005, I will submit a supplemental filing to the Staff, rebutting **State Street's** supplemental filing. In the meanwhile, I invite the Staff to review the following items:

1. The notice of defect letter that I received from **State Street's** counsel, dated Friday, November 19, 2004. [FN1] As you can clearly see, this notice of defect letter was intentionally vague, and did not comport with the guidance contained in Staff Legal Bulletins No. 14 or 14B, both of which instruct

registrants to "provide adequate detail about what the shareholder proponent must do to remedy the eligibility or procedural defect(s)".

FN1. http://www.shareholdersonline.org/pdf/111904fromdonovan.pdf

End of Footnote(s).

***3** 2. The response I immediately sent to **State Street** on Monday, November 22, 2004. [FN2] As you can clearly see, I promptly sought additional guidance about why the statute I had invoked was no longer applicable to **State Street**, as it had been for the prior three years that shareholders had voted on the proposal in question. **State Street** still has not responded to this letter.

FN2. http://www.shareholdersonline.org/pdf/112204cutrellandfarley.pdf

End of Footnote(s).

3. The letter I sent **State Street** on Monday, November 29, 2004 (immediately after the Thanksgiving holiday weekend), describing the inspection activities I carried out on Wednesday, November 24, 2004. [FN3] As you can clearly see from this letter, **State Street** did not include the latest amendments to its Restated Articles of Organization, which would have revealed that the Corporation had recently been re-organized under Chapter 156D of the Massachusetts General Laws, instead of Chapter 156B. Their failure to exhibit the latest organic documents to me violated the terms of Chapter 156D, Section 16.01 ("Corporate Records") and Section 16.02 ("Inspection of Records by Shareholders"), which require that the Corporation maintain "its articles or restated articles of organization and all amendments to them currently in effect" and "its bylaws or restated bylaws and all amendments to them currently in effect" for inspection and copying by its shareholders. [FN4]

FN3. http://www.shareholdersonline.org/pdf/112904cutrellandfarley.pdf

FN4. The full text of these statutory sections are found at: http:// www.mass.gov/legis/laws/mgl/156d-16.01.htm and http:// www.mass.gov/legis/laws/mgl/156d-16.02.htm, respectively.

End of Footnote(s).

Let us call a pig a pig. **State Street's** Directors and officers have breached their fiduciary duties of loyalty and care under Massachusetts statutory and common law by failing to respond to my letter dated November 22, 2004, and by failing to exhibit to me true, complete, accurate, and up-to-date organic documents during my lawful inspection activities on November 24, 2004. Yet, they expect the Staff of the Commission to reward their faithless behavior by giving sanction to this course of conduct - which will, no doubt, be mimicked by other registrants if given Staff sanction in a "no action letter" - rather than calling it for what it really is: deceptive, manipulative, false, misleading, and characterized by bad faith.

Tellingly, **State Street's** supplemental filing addresses none of the substantive points of my Opposition. Tellingly, **State Street's** supplemental filing - while characterizing my amended proposal and opposition statement as "tardy" - fails to inform the Staff of my prompt actions to attempt to seek clarification from the registrant, upon receiving counsel's intentionally vague defect notice letter.

I appreciate the Staff's attention to the foregoing matters. I will submit a concise supplemental filing no later than Monday, February 14, 2005, giving a complete timeline of events, so that the Staff may accurately assess whether or not the registrant and its representatives have acted in bad faith. Thank you for your assistance with this matter. If you have any questions about the foregoing, please do not hesitate to contact me. In the meanwhile, I remain

***4** Respectfully yours,
Patrick A. Jorstad

ENCLOSURE

February 1, 2005

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH **STREET**, N.W.

WASHINGTON, D.C. 20549

Re: **State Street** Corporation - Exclusion of Stockholder Proposal

Ladies and Gentlemen:
This is in response to the letter dated January 18, 2005 from Mr. Patrick A. Jorstad (the "Sponsor") submitted in opposition (the "Opposition") to the December 22, 2004 request by **State Street** Corporation (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, that the staff of the Division of Corporation Finance (the "Staff") concur that no enforcement action will be recommended if the Company omits the Sponsor's shareholder proposal (the "Original Proposal") from the Company's proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareholders (the "Proxy Materials").

The Opposition substantively amends the Original Proposal and modifies the supporting statement initially submitted to the Company. The substantive (and tardy) modifications should not be permitted and the Original Proposal should be excluded. In addition to the reasons set forth in the Company's request dated December 22, 2004, we point out the following additional reasons that both the Original Proposal and the proposed amendments should not be allowed.

The Opposition's contention that **State Street** seeks to exclude the Original Proposal "on highly technical grounds" is flatly wrong. By its terms, the Original Proposal proposed action that could not have any effect because it invoked a statute that did not apply to the Company. That is not a "technical" deficiency; it is a fundamental flaw. By definition, the stockholders cannot cause the Company to take action to "exempt" the directors from a statute to which they are not subject, or to "organize" under a law that does not apply to the Company.

In a similar vein, the Opposition appears to suggest that the Company's request is overly "technical" because it did not notify the Sponsor of the action by the Massachusetts legislature that subjected **State Street** (and every other corporation organized under Massachusetts law) to a new governing statute. Self-evidently, the Company had no such obligation to inform the Sponsor of facts that by definition are public. Under Rule 14a-8, a sponsor is the master of his own proposal, and is therefore responsible for ensuring its eligibility for submission to shareholders under all of the criteria of the rule. Here, as master of the Original Proposal, if the Sponsor neglected to invoke the proper statute for effective action, the fault is his own. Surely the Company had no obligation to counsel him, alert him to his error, or suggest modifications.

Recognizing the Original Proposal's fundamental legal infirmity, the Opposition now advances an amended proposal and supporting statement (the "Modified Proposal"). The Modified Proposal should not be considered because it makes a substantive change to the Original Proposal, and is untimely under Rule 14a-8(e). See Texas American Energy Corporation (available March 26, 1986) (modified proposal making substantive change excludable as untimely new proposal). The Opposition's suggestion that the Modified Proposal makes only "minor changes" is untenable. The Original Proposal advocated action that would be utterly ineffective because it invoked an inapplicable statute; the Modified Proposal now puts forward action that does invoke the Company's governing law. By definition, the modification of a proposal that would not have effect into one that would is a significant and substantive change.

***5** In analogous circumstances, the Staff has not hesitated to concur with an issuer's decision to exclude shareholder proposals that were modified by the proponent in substantive ways to counter legal defects in the original submission. For example, in Procter & Gamble Company (available July 7, 1981), the proponent modified a proposal advocating a dividend equal to "forty-eight (48) percent" of net earnings to one encouraging a dividend amounting to "a larger" percent of net earnings. The amendment was necessary to comply with applicable **state** law that precluded stockholders from specifically directing management with respect to corporate distributions. The Staff concluded that "this change is so substantive in nature that the amended proposal should in fact be considered to be a new proposal," and concurred with the registrant that the modified version could be excluded on timeliness grounds. See also The Boeing Company (available February 19, 1987) (modification of proposal advocating a 2:1 stock split and a $.10 dividend increase to unspecified stock split and dividend increase excludable as substantively new proposal); Procter & Gamble Company (available July 1, 1981) (modification of proposal "providing for" cumulative voting in favor of a study "considering" cumulative voting was substantively new proposal excludable as untimely). Cf. Union Camp Corporation (available March 16, 1987)(modification of proposal to "redeem" rather than "rescind" rights issued pursuant to so-called "poison pill" Stockholder Rights Agreement; modified proposal excludable on other grounds). These authorities are fully consistent with the Staff's more recent guidance to the effect that shareholders may only make "revisions that are minor in nature and do not alter the substance of the proposal." Staff Legal Bulletin No. 14 at E (available July 13, 2001).

Pursuant to Rule 14a-8(j), the Company is filing with the Commission six (6) paper copies of this letter. The Company is simultaneously providing a copy of this letter to Mr. Patrick A. Jorstad. To the extent that the reasons for exclusion of the Proposal from the Company's 2005 Proxy Materials stated herein are based on matters of law, such reasons constitute the opinions of the undersigned, an attorney licensed and admitted to practice law in the Commonwealth of Massachusetts. Such opinions are limited to the laws of the Commonwealth of Massachusetts.

Based on the foregoing, as well as the reasons set forth in the Company's letter dated December 22, 2004, **State Street** Corporation respectfully requests the Staff's concurrence with its decision to omit the Submission from the Company's proxy materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you have any questions or require further information, please contact me at 617 664-6553 or by fax at 617 664-4747.

***6** Sincerely,
Edward D. Farley

ENCLOSURE

December 22, 2004

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH **STREET**, N.W.

WASHINGTON, D.C. 20549

Re: **State Street** Corporation - Exclusion of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"), **State Street** Corporation (the "Company") respectfully requests the staff of the Division of Corporation Finance (the "Staff") to concur that no enforcement action will be recommended if the Company omits the shareholder submission described below from the Company's proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's regularly scheduled annual meeting in 2005 is on April 20, 2005.

Under a letter dated November 13, 2004 from Mr. Patrick A. Jorstad (the "Sponsor"), the holder of shares of the Company's common stock with a value in excess of $2,000, the Sponsor submitted for inclusion in the 2005 Proxy Materials a proposal (the "Proposal") and a supporting statement (collectively, the "Submission"). The letter from the Sponsor was received on November 13, 2004.

Pursuant to Rule 14a-8(j), the Company is filing with the Commission six (6) paper copies of this letter, together with six (6) paper copies of the Submission (attached as Exhibit A to this letter). The Company is simultaneously providing copies of this letter and its attachments to Mr. Patrick A. Jorstad. To the extent that the reasons for exclusion of the Proposal from the Company's 2005 Proxy Materials stated herein are based on matters of law, such reasons constitute the opinions of the undersigned, an attorney licensed and admitted to practice law in the Commonwealth of Massachusetts. Such opinions are limited to the laws of the Commonwealth of Massachusetts.

Although the Proposal invokes a statute that is not applicable to the Company, the Proposal purports to attempt to cause the Company to "de-stagger" the terms of its Board of Directors by asking the stockholders to vote to exempt the Company from the provisions of Massachusetts General Laws, ch. 156B, Section 50(a). As set forth below, on December 22, 2004 the Company announced that the Board of Directors has acted to eliminate staggered terms for directors and to provide for the annual election of directors beginning at the 2005 annual meeting.

The Company believes that the Submission may be excluded from its 2005 Proxy Materials pursuant to the following rules under Regulation 14A:

(1) Rule 14a-8(i)(6), because the Company does not have the power or authority to implement the Proposal; and

(2) Rule 14a-8(i)(3), because the Submission is materially false and misleading in violation of Rule 14a-9.

1. The Company Lacks the Power or Authority to Implement the Proposal

*7 Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if the company lacks the power or authority to implement the proposal. The Company does not have the power or authority to implement the Proposal.

The Proposal requests that "[p]ursuant to the Massachusetts General Laws, Chapter 156B, Section 50A(b)(i), the Corporation's shareholders elect to exempt the Board of Directors from the provisions of Section 50A(a), and to organize the Corporation's Board instead under Section 50." Thus, by its terms, the Proposal purports to cause action to be taken on the part of the stockholders under Section 50A, and to cause the Board of Directors of the Company thereafter to be organized under Section 50.

The statute that the Proposal invokes does not apply to the Company. Although **State Street** Corporation was initially organized under the provisions of Chapter 156B, the Massachusetts legislature superseded Chapter 156B by enacting a new Business Corporation Act, codified as Massachusetts General Laws, ch. 156D. See 2003 Mass. Acts. 127. Section 17.01 of the new Act made the provisions of Massachusetts General Laws, ch. 156B inapplicable to the Company effective July 1, 2004.

Because the statute that the Proposal invokes is inapplicable, the Company lacks the power or authority to implement the Proposal. If the Proposal were to be adopted by the stockholders, by definition that action would be futile. The stockholders would "exempt" the Company from a provision to which the Company is not subject, and they would direct the board to "organize" under a measure that does not apply.

The Proposal's invocation of a statute that is not applicable to the Company is analogous to proposals that purport to take action, or instruct directors to take action, that is not authorized by the law governing the issuer. The Staff has frequently concluded that such proposals may be excluded pursuant to Rule 14a-8(i)(6) as beyond the power and authority of a company. In Xerox Corporation (available February 23, 2004), for example, a shareholder submitted a proposal requesting the board of directors to amend the corporation's certificate of incorporation to give stockholders the right to take action by written consent and to call special meetings. Under the New York Business Corporation Law, however, the board of directors did not have the power or authority to amend the corporation's certificate of incorporation, absent the subsequent approval thereof by the corporation's shareholders. In Xerox Corporation, the corporation could not implement the shareholder proposal because the corporation did not have the power or authority under the proper statute to take the requested actions. Similarly, in Alcide Corporation (available August 11, 2003), a shareholder proposal requested the board of directors of a Delaware corporation to ensure the election of directors who meet certain criteria. Since Delaware corporate law required that directors be elected by the stockholders, however, the board could not implement the proposal under Delaware law. The Staff concluded that the corporation could exclude the proposal pursuant to Rule 14a-8(i)(6) as beyond the company's power to implement. See also, e.g., Burlington Resources Inc. (available February 7, 2003) (proposal to require the Board of Directors to amend certificate of incorporation without subsequent shareholder approval excluded as beyond the power and authority of the Company to implement because implementation would violate Delaware law).

*8 Philip Morris Companies Inc. (available February 25, 1998), is also instructive. Philip Morris sought to exclude a shareholder proposal which requested that the Board "create a formula linking future executive compensation packages with compliance with federally-mandated decreases in teen smoking." Philip Morris sought to exclude the proposal under 14a-8(c)(6) (predecessor to Rule 14a-8(i)(6)) as a proposal that was beyond the power of the company to effectuate, on the basis that "the proposal asks the Company to link executive compensation to standards established by federal legislation that does not exist." Although Philip Morris had joined other tobacco companies in entering into a memorandum of understanding to support the adoption of federal legislation which would incorporate goals for the reduction of underage smoking, no such legislation had been adopted at the time of the proposal. As such, Philip Morris claimed that it was beyond the power of their Board to effectuate the proposal; the "federally-mandated decreases" did not exist at the time of the proposal and in fact might never exist (if the legislation was not enacted). The Staff agreed with Philip Morris, concluding that the Staff would not recommend enforcement action if Philip Morris excluded the proposal as one that was beyond the power of the company to effectuate, pursuant to 14a-8(c)(6). See also RJR Nabisco Holdings Corp. (available February 25, 1998).

The circumstances here are no different. [FN1] The Proposal would have the stockholders take action that has no effect, and would have the board be governed by a statute that has no application. The Proposal is accordingly excludable.

FN1. To be sure, Massachusetts General Laws, ch. 156D, § 8.06 provides for "staggered" terms for directors of public Massachusetts corporations in the same manner that the former Massachusetts General Laws, ch. 156B, § 50A did. The new enactment carried over certain of the provisions of the old business corporation law. But that does not change the fundamental point: stockholders of a corporation subject to Chapter 156D cannot act under Chapter 156B.

End of Footnote(s).

2. The Proposal and Supporting Statement Contain False and Misleading Statements

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes that the Submission is false and misleading in several material respects.

The Proposal represents to stockholders that they may take action under a statute that is not applicable to the Company. In similar circumstances, where the consequences of adoption of the proposal were not determinable because the actions were inconsistent with corporate laws or organic documents, the Staff has authorized exclusion because the proposals were so vague and indefinite as to be inherently misleading. For example, in FirstEnergy Corp. (available February 19, 2004), the Staff permitted the exclusion of a proposal which requested the board of directors to amend the by-laws to "eliminate the double standard" and change the requirement to pass a shareholder proposal to a "plurality" of shares represented. Because the corporation's by-laws did not require more than a plurality on certain shareholder proposals, the company could not amend provisions of the by-laws that did not exist. In those circumstances, because neither the stockholders nor the board would be able to determine with certainty what action would need to be taken if the proposal were adopted, the proposal was inherently misleading and excludable. The Staff reached the same conclusion in General Electric Company (available February 5, 2003). There, a proposal would have required the directors to seek shareholder approval for compensation of senior executives and board members. Since "neither the share owners nor the Company's Board would be able to determine ... what action or measures would be taken if the proposal were implemented," the Staff authorized exclusion of the proposal under Rule 14a-8(i)(3).

*9 The Proposal contains statutory references, and the supporting statement contains numerous statements, that would mislead stockholders into believing that the Company is governed by, and that the stockholders may take action pursuant to, a statute that is not applicable to the Company. The first and fourth paragraphs of the supporting statement discuss the enactment and operation of Section 50A under Massachusetts General Laws, ch. 156B, a statute that is not applicable to the Company. The fifth paragraph of the supporting statement urges stockholders to contact the Sponsor with questions concerning Section 50A under Massachusetts General Laws, ch. 156B, a statute that is not applicable to the Company. The sixth paragraph of the supporting statement includes a secondary source discussion of Section 50A under Massachusetts General Laws, ch 156B, a statute that is not applicable to the Company. At best, the recitation of the history of enactment of Section 50A is irrelevant; at worst, it misleads stockholders into believing that the measure is applicable.

The Staff has frequently allowed companies to exclude portions of proposals and supporting statements that contain false and misleading statements, see Kerr-McGee Corp. (available March 15, 2004), Dillard's, Inc. (available March 10, 2003), Fluor Corporation (available March 10, 2003), Calpine Corp. (available March 10, 2004), Sabre Holdings Corporation (available March 18, 2002), U.S. Bancorp (available January 27, 2003). In this case, however, the Proposal itself is false and misleading because it has as its underlying premise a statute that does not apply to the Company. The Submission could not be brought into compliance through simple amendment, or by changing reference to the new statute. The supporting statement's entire structure, including its detailed discussion of legislative history and references to secondary sources, would require wholesale revision. Surely the shareholders ought to have before them a proposal that references the correct corporate statute and legislative history if that is the point of the Submission. The change in the corporate statute, years in the making and approved six months before the effective date, was a matter of public knowledge. It is a comprehensive revision of the Massachusetts law governing business corporations. The Submission is simply based on a false premise and, as submitted, is misleading to the shareholders.

In Staff Legal Bulletin No. 14, published on July 13, 2001, and reiterated in Staff Legal Bulletin No. 14B published on September 15, 2004, the Staff warned proponents of their burden in advancing a proposal. "[W]hen a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." The Company believes the Proposal and the supporting statement contain the kind of obvious deficiencies and inaccuracies that would make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise its false and misleading statements that it must be completely excluded under Rule 14a-8(i)(3).

***10** Based on the foregoing, **State Street** Corporation respectfully requests the Staff's concurrence with its decision to omit the Submission from the Company's proxy materials.

* * *

Separate from the request for the Staff's concurrence with the Company's decision to omit the Submission from the Company's proxy materials, we point out that on December 22, 2004 the Company announced that the Company's Board of Directors had adopted a vote electing to be exempt from the provisions of Section 8.06(b) of Massachusetts General Laws, ch. 156D, effective as of the date of the 2005 annual meeting of the Company; and that consistent with Section 8.06(c) of Massachusetts General Laws, ch. 156D, the terms of all classes of the directors will expire at the 2005 annual meeting, subject to directors being reelected, if voted, at that meeting for terms expiring at the next annual meeting following election. The vote by the Board of Directors eliminates staggered terms for directors, and provides for the annual election of directors beginning at the 2005 annual meeting, which is the import of the Submission. The Company also announced that the Board has amended the By-laws of the Company to provide for annual elections of directors, and for the filling of vacancies in the board either by shareholder or by director action. For the convenience of the Staff, a copy of the Company's filing on Form 8-K announcing the Board's action is attached herewith as Exhibit B.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you have any questions or require further information, please contact me at 617 664-6553 or by fax at 617 664-4747.

Sincerely,
Edward D. Farley

Exhibit A

A Shareholder Proposal to Repeal the Corporation's Staggered Board Structure, Adopt Annual Director Elections, and Permit Directors' Removal with or without Cause. Pursuant to the Massachusetts General Laws, Chapter 156B, Section 50A(b)(i), the Corporation's shareholders elect to exempt the Board of Directors from the provisions of Section 50A(a), and to organize the Corporation's Board instead under Section 50.

Supporting Statement

The structural change this proposal advocates is meant to restore a number of powers that **State Street** shareholders traditionally enjoyed prior to the Massachusetts Legislature's enactment of Section 50A in 1990. That new section stripped **State Street** shareholders of the right to set the number of directorships, curtailed the shareholders' ability to remove directors, and stripped the shareholders of the right to fill vacancies in directorships.

The ability to set the composition of the Board of Directors is a fundamental mechanism by which shareholders of publicly-traded corporations are able to protect their investment, manifest their will, and ensure that the directors are responsive to that will.

In the proponent's opinion, the current structure lends itself to interlocking board relationships, lack of independence, lack of appropriate oversight over executive management, lack of disclosure to the shareholders, and lucrative self-dealing transactions among the directors. Because most of the current directors were first appointed to the Board by their colleagues between annual meetings - rather than first nominated and submitted to the shareholders at an annual meeting via the proxy process - they are more beholden to each other than to the shareholders, in the proponent's opinion.

*11 Perhaps realizing that Section 50A's enactment constituted such a dramatic departure from traditional shareholder rights under American common law, the Legislature allowed shareholders to return to the previous organizational structure. That is precisely what this proposal seeks to do.

The proponent urges institutional shareholders to consult with legal counsel to gain a complete understanding of just how peculiar Section 50A is, when compared to other **states**' corporate statutes. The proponent also urges all shareholders - whether institutional or individual - to contact him with any questions about the legislative history of the enactment of Section 50A.

Notably, Massachusetts Corporation Law and Practice, Southgate & Glazer - compiled by attorneys at Ropes & Gray, the Corporation's external counsel, **states** that under Section 50A "...the number of directors may be fixed only by the board, directors may be removed by stockholders only for cause, and any vacancies resulting from an increase in the number of directors or otherwise may be filled only by directors then in office." Southgate & Glazer also notes that "Section 50A has not yet been tested in the courts."

For more information on this proposal or corporate governance, shareholders are urged to visit:

http://www.shareholdersonline.org

http://www.thecorporatelibrary.com

http://www.calpers-governance.org

For a list of institutions who have supported this proposal, or who have published proxy voting guidelines regarding staggered boards, annual director elections, or removal of directors:

http://www.shareholdersonline.org/pdf/InstitutionalSupport.pdf

For a table showing the surge in support for this proposal, every year, from 2002 to 2004:

http://www.shareholdersonline.org/pdf/VoteTallies02to04.pdf

ENCLOSURE

January 18, 2005

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH **STREET**, NW

WASHINGTON, DC 20549

(202) 942-9525 (FACSIMILE)

Re: **State Street** Corporation - Rule 14a-8(k) Rebuttal

Ladies and Gentlemen:
On December 22, 2004, **State Street** Corporation submitted a "no action letter request" to the Commission Staff, seeking to exclude the shareholder proposal that I re-submitted to the Company for the fourth consecutive year.

As the Staff can see, my shareholder proposal has enjoyed steadily growing shareholder support since it was first introduced in 2002. In 2002, the proposal garnered 85,747,069 votes. In 2003, that number climbed to 108,121,108. In 2004, the proposal received 140,089,787 votes, compared to 97,622,573 votes against. [FN1]

FN1. Source: Form 10-Q from May 2002, May 2003, and May 2004, respectively.

End of Footnote(s).

Clearly, the numbers speak for themselves. **State Street's** shareholders care about the subject matter of this proposal.

Now, the Company seeks to exclude this proposal on highly technical grounds. In my view, it would not serve the purposes of the proxy regulations to permit this shareholder proposal to be excluded on such grounds, particularly given the Company's apparent failure to notify its shareholders of the change in the organizing statute (from Chapter 156B of the Massachusetts General Laws to the newly-enacted Chapter 156D). [FN2] Attached herewith as Exhibit A is a revised proposal and supporting statement, which overcomes the Company's objections (with four changed, highlighted words in the proposal, and minor changes in the supporting statement).

FN2. Although claiming that this new statute was "years in the making" and "a matter of public knowledge", the Company offers no single EDGAR filing demonstrating that **State Street's** Directors or management informed the shareholders of this important governance change; nor does the Company offer a single news story demonstrating its claim. As an investor owning more than 300 shares, I consider this to be a material omission. Moreover, on November 24, 2004, I made a visit to **State Street's** headquarters to inspect certain records, including the Articles of Organization and By-laws, as amended to date. **State Street** has ignored my written requests to explain why I was not provided with **state** filings evidencing the change in the Corporation's governing statute. See Footnote 6 below.

End of Footnote(s).

***12** In its own By-laws, **State Street** acknowledges that "successor" rules or statutes may still apply in the place of prior enactments. For example, at Article I, Section 7(c)(iii) of the latest set of By-laws I have received from the Company [FN3], the following language may be found:

FN3. **State Street** has ignored my written request to be provided with any changes to the By-laws or Articles of Organization that occur through the date of the 2005 Annual Meeting. I made said written request by letter dated November 15, 2004.

End of Footnote(s).

Notwithstanding the foregoing provisions of this Section 7, a stockholder shall also comply will all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 7.

Nothing in this Section 7 shall be deemed to limit this corporation's obligation to include stockholder proposals in its proxy statement if such inclusion is required by Rule 14a-8 under the Exchange Act or any successor Rule.

The same "successor rule" principle applies to the shareholder proposal in question. Both the old statute (Section 50A of Chapter 156B, Massachusetts General Laws) and the new statute (Section 8.06 of Chapter 156D) permit the shareholders of **State Street** to dictate the structure of the Board of Directors. The outcome of shareholder action under the new provision is indistinguishable from the outcome of shareholder action under the old provision (and it is indeed telling that **State Street** made no attempt whatsoever to argue to the contrary).

Moreover, it is immaterial to this discussion that the Board of Directors has played timing games with the announcement dated December 22, 2004 (the same date as the "no action letter request"). The shareholders of this Company are entitled to the additional safeguards - extant under both the old statute and the new statute - that come with shareholder (as opposed to director) enactment of the action in question. [FN4]

FN4. See Section 50A(b)(ii) of the old statute, and analogous language at Section 8.06(c)(2) of the new statute, both of which provide that shareholder enactment of the action in question may be undone by the shareholders, and that director enactment of the action in question may be undone by the directors. For the convenience of the Staff, both sections are provided herewith in full as Exhibit B. The importance of shareholder enactment of the action in question becomes all the more important in light of the language found at Section 8.06(g), the last sentence of which reads: "No vote adopted by a board of directors electing not to be subject to subsection (b) shall render invalid, or prevent adoption of, any amendment to the corporation's articles of organization as contemplated by section 8.05."

End of Footnote(s).

The courts of Massachusetts will interpret provisions of the new statute in accordance with precedents arising under analogous provisions of the old statute. See Chapter 156D, Section 1.50 ("Interpretation of Act"). When Chapter 156B was first enacted, prior precedents arising under analogous provisions of old Chapter 155 were applied. Similarly, the Massachusetts Supreme Judicial Court will now - to the greatest extent possible - construe provisions of the new statute "harmoniously" with analogous provisions of the old statute. This is a very fundamental and basic legal concept.

***13** In light of this fact, treatises such as Southgate & Glazer - though written to interpret the provisions of the old statute, Chapter 156B - will still be considered by Massachusetts courts to be instructive with regard to analogous provisions under the new statute, Chapter 156D. Accordingly, reference to this legal authority - penned by more than forty Ropes & Gray attorneys (the Corporation's own external legal counsel and the law firm from which one Director,

Truman Snell Casner, hails) - can hardly be termed false or misleading, and it is entirely appropriate for this authority to be referenced in the revised proposal and supporting statement provided herewith as Exhibit A.

In **State Street** Corporation (SEC No-Act. LEXIS 312, available March 2, 2000), the Staff largely disagreed with the very same registrant's "no-action letter request" arguments. The Company's ensuing actions were both petulant and telling:

First, a Ropes & Gray partner, Mr. Robert F. Hayes, sent me an ultimatum by rush courier [FN5], and - in contravention of the guidance of Legal Bulletin No. 14 - gave me a deadline of only three days to make the corrections in question. When I spent the time to rush to comply with his ultimatum over that weekend, the Company waived the defects and included the original.

FN5. http://www.shareholdersonline.org/pdf/030200courier.pdf

End of Footnote(s).

Second, the former Chairman and CEO of **State Street**, Mr. Marshall N. Carter, prevented me from speaking in favor of my proposal under Rule 14a-8(h) at the 2000 Annual Meeting. His actions were videotaped, and **State Street** - to this day - refuses to turn over a copy of the tape. One month after his videotaped antics, Mr. Carter resigned. Two months after the former Chairman's videotaped antics, another Ropes & Gray partner, Mr. William L. Patton, Esquire, was sitting in a conference room with me in Washington, DC, to discuss settling my claims for the videotaped conduct. Mr. Carter now sits on the Board of the New York Stock Exchange.

I would be happy to provide additional information to the Staff bearing upon the conduct of **State Street's** Directors, executive officers, and corporate attorneys - particularly the conduct of Mr. Robert F. Hayes. [FN6]

FN6. During my inspection visit on November 24, 2004 (referenced in Footnote 2 above), it was Mr. Hayes who failed to exhibit the latest **state** filings evidencing that **State Street** became subject to Chapter 156D. The last amendment to the Corporation's Restated Articles of Organization exhibited to me at that time was dated April 30, 2001. Yet, as the records of the Massachusetts Commonwealth Secretary's Office reveal, the Company filed, on July 29, 2004, a Statement of Change of Supplemental Information Contained in Article VIII of Articles of Organization: please see http:// corp.sec.state.ma.us/corp/corpsearch/corpsearchinput.asp, and search on "**State Street** Corporation" in the "Search by Entity Name" field. Mr. Farley, the signatory of the Company's present "no-action letter request", filed the Statement of Change with the Commonwealth Secretary in his capacity as Clerk of **State Street** Corporation.

End of Footnote(s).

Conclusion

***14** In closing, I respectfully request that the Staff review the former no-action letter request cited above (**State Street** Corporation, SEC No-Act. LEXIS 312, available March 2, 2000). I also respectfully offer to meet with the Staff to provide any additional information that may be helpful in reaching its decision with regard to the present matter. In the meanwhile, I remain

Respectfully yours,
Patrick A. Jorstad

LETTER TO SEC

February 24, 2005

MR. MARK VILARDO, ESQ.

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH **STREET**, NW

WASHINGTON, DC 20549

Re: **State Street** Corporation - "No-Action Letter" Rebuttal

Dear Mr. Vilardo:

First, thanks to your colleagues and to you for the time you have spent reviewing the materials related to this matter. Also, thank you for understanding about the additional delay caused by my car accident this past weekend. I regret the delay, but appreciate the additional time. The most sincere way I know to demonstrate my respect for your time is to keep this short and simple. Following, please find a bulleted timeline that I think will help your colleagues and you reach a decision with regard to the registrant's pending no-action letter request. The footnotes provide hyperlinks that you may follow for additional context. The documents found at those links are incorporated herein by reference; please consider them to be "virtual exhibits".

- March 10, 2000. **State Street's** Assistant Clerk, Mr. Edward D. Farley, called to inform me that **State Street** had expected to receive changes to my Rule 14a-8 proposal. Unaware that a no-action letter had issued, I expressed alarm. Shortly thereafter, a partner at Ropes & Gray, Mr. Robert F. Hayes, couriered over part of the no-action letter materials in question. [FN1] The registrant and its counsel sat on the letter for eight days. The registrant's counsel, Mr. Hayes, gave me until Monday, March 13th to revise my proposal. Staff Legal Bulletins 14 and 14B make clear that the Staff expect a registrant to promptly forward a no-action letter to the shareholder proponent, and also make clear that a registrant is not to set a specific timeframe for curing defects (the clock starts counting from the proponent's actual notice). Cf. Legal Bulletins 14 and 14B's discussion of Rule 14a-9's applicability in such circumstances.

FN1. http://www.shareholdersonline.org/pdf/030200courier.pdf

End of Footnote(s).

• April 19, 2000. At **State Street's** 2000 Annual Meeting, I was not permitted to give an oral statement in support of my proposal, in accordance with Rule 14a-8(h). The Corporation has a videotape of the Annual Meeting, which it has repeatedly refused to release. [FN2]

FN2. http://www.shareholdersonline.org/pdf/051800farley.pdf

End of Footnote(s).

• November 12, 2001. I submitted the present Rule 14a-8 proposal to de-stagger **State Street's** Board, permit Directors to be removed with or without cause, and restore other shareholder powers vis-à-vis the Board. [FN3] **State Street** did not seek no-action relief. The proposal was considered at the 2002 Annual Meeting, and did remarkably well for its debut. [FN4]

FN3. http://www.shareholdersonline.org/pdf/111201proposal.pdf

FN4. http://www.sec.gov/Archives/edgar/data/93751/000092701602002583/d10q.htm, "Submission of Matters to a Vote of Security Holders". The proposal garnered 85,747,069 votes in its debut year, with 147,724,962 votes against.

End of Footnote(s).

***15** • November 11, 2002. I re-submitted the present Rule 14a-8 proposal. [FN5] Again, **State Street** did not seek no-action relief. The proposal was considered at the 2003 Annual Meeting, and did even better its second year than the year before. [FN6]

FN5. http://www.shareholdersonline.org/pdf/111102proposal.pdf

FN6. http://www.sec.gov/Archives/edgar/data/93751/000092701603002508/d10q.htm, "Submission of Matters to a Vote of Security Holders". The proposal garnered 108,121,108 votes its second year, with 136,577,292 votes against.

End of Footnote(s).

• November 3, 2003. I re-submitted the present Rule 14a-8 proposal. [FN7] Yet again, **State Street** did not seek no-action relief. The proposal was considered at the 2004 Annual Meeting, and garnered more votes "for" it than "against" it this time around. [FN8]

FN7. http://www.shareholdersonline.org/pdf/110303proposal.pdf

FN8. http:// www.sec.gov/Archives/edgar/data/93751/000119312504083479/d10qa.htm, "Submission of Matters to a Vote of Security Holders". The proposal garnered 140,089,787 votes in its third year, with 97,622,573 votes against.

End of Footnote(s).

• November 13, 2004. I re-submitted the present Rule 14a-8 proposal, unaware that the Massachusetts Legislature replaced Chapter 156B of the Massachusetts General Laws with Chapter 156D. [FN9] Nowhere in its no-action relief materials has the registrant provided a single news story link, or - more importantly - EDGAR filing by the registrant itself, that would have served to have placed its shareholders on notice of the change in **state** law. As my initial rebuttal materials demonstrated, the new Chapter 156D contains analogous provisions to the old language found in Chapter 156B. [FN10]

FN9. http://www.shareholdersonline.org/pdf/111304proposal.pdf

FN10. http://www.shareholdersonline.org/pdf/011805secrebuttal.pdf, http:// www.shareholdersonline.org/pdf/011805secrebuttalexhibita.pdf, and http:// www.shareholdersonline.org/pdf/011805secrebuttalexhibitb.pdf.

End of Footnote(s).

• November 15, 2004. I sent a demand letter to the registrant to inspect certain corporate records, including the stockholder list materials and organic documents (e.g., Articles of Organization and By-laws). [FN11] As stated in the letter, I made the demands for lawful purposes, and in anticipation of conducting a solicitation effort with regard to matters to come before the 2005 Annual Meeting, including, presumably, my Rule 14a-8 proposal. Last year, I conducted a limited proxy solicitation effort, and intend to do so again this year. [FN12]

FN11. http://www.shareholdersonline.org/pdf/111504cutrellandfarley.pdf

FN12. http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001268911&owner=include

End of Footnote(s).

• November 16, 2004. I sent one additional demand, to supplement my letter of the prior day. This demand sought copies of the SEC and other governmental/regulatory subpoenas and information requests referenced in the Corporation's last three quarterly filings, which alarm me as a stockholder. [FN13]

FN13. http://www.shareholdersonline.org/pdf/111604cutrellandfarley.pdf

End of Footnote(s).

***16** • November 19, 2004. At the end of the day on Friday, November 19, 2004, I received a letter from Mr. John D. Donovan, Jr., Esquire, another partner at Ropes & Gray. [FN14] Before proceeding further, it is important to note that another former partner of the law firm of Ropes & Gray, Mr. Truman Snell Casner, Esquire, who remains "of counsel" to the firm, is Chair of the Executive Committee of the registrant's Board of Directors. Before Mr. Casner, yet another Ropes & Gray partner, the late Edward B. Hanify, also sat on the registrant's Board of Directors. So the SEC Staff may wish to consider the conflict of interest and divided loyalty issues involved here on the part of Ropes & Gray. [FN15] Mr. Donovan's letter "responded" on behalf of the Secretary and General Counsel of **State Street**, as well as on behalf of the Clerk, Mr. Edward D. Farley, to my letters from earlier that week. This letter contained a vague and ambiguous "notice of defect", which came nowhere close to providing the sort of detail envisioned by Staff Legal Bulletins 14 and 14B. There, registrants are instructed to provide sufficient detail to permit a shareholder proponent to cure any defects. Had Mr. Donovan simply pointed out that the Massachusetts Legislature had replaced Chapter 156B with Chapter 156D, I would have tendered the revised proposal that I included with my initial rebuttal materials on January 18, 2005. [FN16]

FN14. http://www.shareholdersonline.org/pdf/111904fromdonovan.pdf

FN15. See, for example, the SEC's recent decision regarding conflict of interest issues at Disney. A press release on the SEC website may be found here: http://www.sec.gov/news/press/2004-176.htm.

FN16. http://www.shareholdersonline.org/pdf/011805secrebuttalexhibita.pdf

End of Footnote(s).

• November 22, 2004. By Monday morning, November 22, 2004, I diligently sought additional guidance regarding the nebulous and vague "notice of defect". [FN17] Neither the registrant, nor Ropes & Gray, responded. Please note that Mr. Donovan concluded his letter of November 19, 2004 with the sentence: "You should not expect me to respond on undeserving subjects." Apparently, Mr. Donovan did not feel that the guidance found in Staff Legal Bulletins 14 and 14B warranted giving me the additional guidance I sought regarding his "notice of defect" letter.

FN17. http://www.shareholdersonline.org/pdf/112204cutrellandfarley.pdf

End of Footnote(s).

• November 24, 2004. I undertook the inspection activities referenced in my letters of the prior week. Accompanied and assisted by my agent, I made careful notes regarding the materials that were and were not exhibited to me. I was informed that Mr. Farley was "unavailable". I was given a "data dump" of poorly organized documents. Nevertheless, assisted by my agent, I made careful notes, and memorialized the encounter with this letter. [FN18] Please note the re-emergence of Mr. Robert F. Hayes, Esquire, of Ropes & Gray (cf. Mr. Hayes' tactics on March 10, 2000). Please also note that the Articles of Organization exhibited to me were not up to date, and omitted the July 2004 filing, submitted to the MA Corporations Division by Mr. Farley, the Clerk of the Corporation, pertaining to the switch from Chapter 156B to Chapter 156D. [FN19] Neither the registrant nor Ropes & Gray has responded to this letter, leading me to believe that they must consider this to be an "undeserving subject".

FN18. http://www.shareholdersonline.org/pdf/112904cutrellandfarley.pdf

FN19. http://www.shareholdersonline.org/pdf/072904articlesamendment.pdf

End of Footnote(s).

***17** • December 22, 2004. **State Street** filed its Rule 14a-8(j) filing, seeking no-action relief. [FN20] At no time prior to this filing did the registrant or Ropes & Gray respond to my request for clarification to Mr. Donovan's "notice of defect" letter.

FN20. http://www.shareholdersonline.org/pdf/122204sttrule14a8jfiling.pdf

End of Footnote(s).

• December 22, 2004. **State Street** also filed a Form 8-K, announcing that the Board of Directors had decided to acquiesce and restructure itself largely in accordance with the subject matter of my proposal. Please note that the registrant did not include an exhibit to this filing containing the new organic documents (e.g., the amended By-laws). [FN21] By contrast, in a recent Form 8-K filing dated January 21, 2005, Citigroup included its amended By-laws as an exhibit to the press release pertaining to the amendment in question. [FN22]

FN21. http://www.sec.gov/Archives/edgar/data/93751/000110465904040810/a04-15235 18k.htm

FN22. http:// www.sec.gov/Archives/edgar/data/831001/000095012305000559/y04937e8vk.txt and http:// www.sec.gov/Archives/edgar/data/831001/000095012305000559/y04937exv3wl.txt.

End of Footnote(s).

• January 18, 2005. I submitted my initial rebuttal materials, pursuant to Rule 14a-8(k). [FN23]

FN23. http://www.shareholdersonline.org/pdf/011805secrebuttal.pdf, http:// www.shareholdersonline.org/pdf/011805secrebuttalexhibita.pdf, and http:// www.shareholdersonline.org/pdf/011805secrebuttalexhibitb.pdf.

End of Footnote(s).

• February 1, 2005. **State Street** filed supplemental materials, pursuant to Rule 14a-8(j). [FN24]

FN24. http:// www.shareholdersonline.org/pdf/020105farleysasinineresponsetosec.pdf

End of Footnote(s).

• February 7, 2005. I submitted a letter to the SEC regarding the registrant's supplemental filing. [FN25]

FN25. http://www.shareholdersonline.org/pdf/020705secrebuttalnotice.pdf

End of Footnote(s).

• February 7, 2005. I received a package from Mr. Farley, containing what he claimed were the amended By-laws (please bear in mind that my demand letter dated November 15, 2004, had requested that I be continually provided with any changes to the Corporation's organic documents between the date of that demand letter and the date of the 2005 Annual Meeting, and please also bear in mind that the amendments in question were those announced in the Corporation's Form 8-K dated December 22, 2004. Mr. Farley offered no explanation for his foot dragging.) The current By-laws are essential for successfully navigating the process and procedures for submitting director nominations and proposals of other business, other than those to be considered pursuant to Rule 14a-8. Let us call a pig a pig: Mr. Farley was playing more games. Form follows function.

• February 14, 2005. At the end of the business day, I received a letter from Mr. Farley, containing the registrant's draft Rule 14a-8(m) opposition statement. Mr. Farley warned me that I was "obligated" to keep the statement "confidential" as it "may include material nonpublic information." [FN26]

FN26. http://www.shareholdersonline.org/pdf/021405fromfarley.pdf

End of Footnote(s).

***18** • February 15, 2005. I sent two e-mails to the attorneys at **State Street** and Ropes & Gray, asking them to cite to the authority that created the obligation mentioned in Mr. Farley's letter, and calling their attention to Staff Legal Bulletin 14B and Commission Rule 82. [FN27] None of the recipients has yet to respond.

FN27. http://www.shareholdersonline.org/pdf/021505emailtofarley1.pdf and http://www.shareholdersonline.org/pdf/021505emailtofarley2.pdf

End of Footnote(s).

• February 15, 2005. I faxed in a letter to the SEC regarding the latest development, and asking for additional time (until Monday, February 21, 2005) to file this rebuttal. [FN28] Included as an exhibit to that letter was the Board's draft opposition statement, as supplied to me by Mr. Farley.

FN28. http://www.shareholdersonline.org/pdf/021505secrebuttalnotice.pdf

End of Footnote(s).

• February 19, 2005. I was in a car accident while on my way to class for my graduate program. Again, I sincerely appreciate the Staff's understanding of the delay this caused.

• February 19, 2005. That same day, Mr. Farley played one last trick (and it was, quite frankly, the last thing I needed to deal with that day). Claiming that he had accidentally sent me an "inadvertently incorrect" version of the amended By-laws, he sent me "a correct version, together with a marked version to show the changes in the incorrect one." He concludes: "I apologize for the error." [FN29] The deadline for submitting director nominations and other proposals, other than Rule 14a-8 proposals, for consideration at the 2005 Annual Meeting was Sunday, February 20, 2005. Please note: on February 19, 2002, Mr. Farley exhibited a stockholders list to my agents that was missing the first character of every line in the left-hand column. [FN30] For example: "Jane Doe, 1234 Main **Street**, Somewhere, MA 01234" appeared as "ane Doe, 234 Main **Street**, omewhere, MA 01234." Mr. Farley "apologized" for that "error" too. Mr. Farley's "errors" have grown tiresome and burdensome. So too, has his continued silence and foot dragging in responding to my demands for corporate records to which I am entitled for my forthcoming proxy solicitation efforts.

FN29. http://www.shareholdersonline.org/pdf/021805fromfarley.pdf

FN30. http://www.shareholdersonline.org/correspondence2002.htm, 02/19/02 and 02/20/02

End of Footnote(s).

• February 22, 2005. In reliance upon computation of time principles that apply in both Federal and **State** law (not to mention the Commission's own computation of time regulation, found at 17 CFR §201.160, "Time Computation"), I submitted two co-sponsored shareholder proposals of other business to be considered at the registrant's 2005 Annual Meeting. [FN31] The SEC's regulations define President's Day as a Federal legal holiday at 17 CFR §201.104, "Business Hours". I intend to conduct a proxy solicitation campaign with regard to matters to be considered at the 2005 Annual Meeting, including these additional proposals, and - hopefully - for shareholder passage of my re-submitted Rule 14a-8 proposal, depending on the Staff's no-action letter in this matter. Accordingly, I humbly request that the Staff weigh the fatal logic flaws inherent in the registrant's Rule 14a-8(j) filings - when compared to its Rule 14a-8(m) draft statement (which clearly concedes the point that it matters under **state** law whether the directors or the stockholders opt out of the applicable Massachusetts statutory provision). As a reminder: if the stockholders opt out, only the stockholders can vote to opt back in; by contrast, the Board's action, announced December 22, 2004, can be undone on the directors' whim. The stockholders have the right to secure for themselves the added safeguard of requiring stockholder action to opt back in to the statute.

FN31. http://www.shareholdersonline.org/pdf/2005proposalsofotherbusiness.pdf

End of Footnote(s).

Rule 14a-9

***19** In light of the foregoing, in light of the guidance found in Staff Legal Bulletins 14 and 14B, and pursuant to Rule 14a-8(m), I request that the Staff also determine whether the registrant's draft opposition statement, its Rule 14a-8(j) filings, and/or the conduct of its attorneys, as set forth above, violate Rule 14a-9. In light of the opposition statements that **State Street** included in its proxy statements for the 2002, 2003, and 2004 annual meetings, and in light of the totality of the circumstances described above, I would appreciate a Staff finding on this point. Furthermore, I believe that memorializing this finding in the no-action letter itself would be a useful deterrent for registrants or external legal counsel that might seek to emulate this kind of skullduggery, and would help to promote the public policies embodied in the Rule 14a-8 process. As I said before, form follows function, and here, their tactics have been deliberate, calculated, premeditated, and have been characterized by an arrogant disregard for the Staff's interpretive legal bulletins.

Conclusion

Words cannot adequately convey my sincere appreciation for the Staff's time. If you have any further questions, I invite you to review the no-action letter materials from 2000 for this same registrant, and I invite you to contact me with any additional questions.

Finally, in light of the registrant's documented propensity to drag its feet, I would sincerely appreciate simultaneous notification, by e-mail, when the no-action letter in this matter issues.

Thank you, once again. I remain

Respectfully yours,
Patrick A. Jorstad

LETTER TO SEC

March 1, 2005

MR. MARK VILARDO, ESQ.

OFFICE OF THE CHIEF COUNSEL - DIVISION OF CORPORATION FINANCE

UNITED **STATES** SECURITIES AND EXCHANGE COMMISSION

450 FIFTH **STREET**, NW

WASHINGTON, DC 20549

Re: **State Street** Corporation - Registrant's Failure to Fully Implement Shareholder Proposal

Dear Mr. Vilardo:
One final point has occurred to me, since my letter dated February 24, 2005. As you can clearly see from the title of my shareholder proposal, **State Street** stockholders have voted on a proposal to "Repeal the Corporation's Staggered Board Structure, Adopt Annual Director Elections, and Permit Directors' Removal with or without Cause." In 2004, this proposal garnered more votes "for" it than "against" it. Many institutional shareholders have established "proxy voting guidelines" that favor permitting shareholders to remove directors with or without cause.

In its press release dated December 22, 2004, the registrant addresses the staggered board structure, annual elections for directors, but not the issue of removal of directors. [FN1] Curiously, the registrant did not include this press release as an exhibit to its Form 8-K of that same day. [FN2] The press release proclaims that:

FN1. http://biz.yahoo.com/bw/041222/225211 1.html

FN2. http://
www.sec.gov/Archives/edgar/data/93751/000110465904040810/0001104659-04-040810-index.htm

End of Footnote(s).

*20 The Board's action in providing for the annual election of directors becomes part of **State Street's** already strong corporate governance policies and practices. The vote followed a thorough evaluation by the Board of Directors of developing trends in corporate governance practices, shareholder sentiment, and arguments for and against continuation of the classified board.

The Board neatly ignored the expressed shareholder sentiment on changing the Corporation's organic documents to permit removal of directors with or without cause. Notably, the registrant did not include the amended By-laws as an exhibit to its Form 8-K on December 22, 2004. Rather, the registrant waited until the close of business on Friday, February 18, 2005 to file the amended By-laws as an exhibit to its Form 10-K filing [FN3], and then sent me a "correct version," apologizing for sending me an "inadvertently incorrect" copy on February 4, 2005. [FN4]

FN3. http://www.sec.gov/Archives/edgar/data/93751/000114544305000253/exhibit3 2.htm

FN4. http://www.shareholdersonline.org/pdf/021805fromfarley.pdf

End of Footnote(s).

Meanwhile, the registrant has been attempting to obtain no-action relief from the SEC Staff, in part by making the suggestion that the Board - by its actions dated December 22, 2004 - had mooted out the need for my shareholder proposal to be reconsidered for a fourth consecutive year. In the initial Rule 14a-8(j) filing dated (coincidentally enough) December 22, 2004, the registrant's Clerk, Mr. Edward D. Farley, writes: "As set forth below, on December 22, 2004, the Company announced that the Board of Directors has acted to eliminate staggered terms for directors and to provide for the annual election of directors beginning at the 2005 Annual Meeting." [FN5] Mr. Farley, "an attorney licensed and admitted to practice law in the Commonwealth of Massachusetts," has an obligation and a duty of candor toward the tribunal to affirmatively disclose that the Board's action did not, in fact, address "shareholder sentiment" on the matter of removal of directors with or without cause. On the last page of his original Rule 14a-8(j) filing, Mr. Farley further misleads the Staff when he writes: "The vote by the Board of Directors eliminates staggered terms for directors, and provides for the annual election of directors beginning at the 2005 annual meeting, which is the import of the Submission." [emphasis mine]

FN5. http://www.shareholdersonline.org/pdf/122204sttrule14a8jfiling.pdf

End of Footnote(s).

The "correct version" of the amended By-laws, filed as an exhibit to the Form 10-K on Friday, February 18, 2005, leaves intact the provision that directors may only be removed for cause. [FN6]

FN6. http://www.sec.gov/Archives/edgar/data/93751/000114544305000253/exhibit3 2.htm, at Article II, Section 3.

End of Footnote(s).

Indeed, in spite of his continuing fiduciary duties as an officer of the Corporation, and in spite of his continuing obligations and duties as an officer of the court under the Massachusetts Rules of Professional Conduct for attorneys, I can find no instance in Mr. Farley's filings on behalf of the registrant in this matter where he discusses the matter of directors' removal with or without cause, which clearly was part of "the import of the Submission" (and has been since the shareholder proposal in question was first considered at the 2002 Annual Meeting).

***21** The Board's draft opposition statement, provided to me in accordance with Rule 14a-8(m), also neatly sidesteps the issue of removing directors with or without cause. [FN7] I reiterate my claim that the Board's opposition statement is false and misleading, as those terms are defined in the Exchange Act and at Rule 14a-9, in that it unfairly characterizes to stockholders what the proposal seeks to do by failing to address the issue of removing directors with or without cause.

FN7. http://www.shareholdersonline.org/pdf/021505secrebuttalnotice.pdf

End of Footnote(s).

Thank you, once again. I remain

Respectfully yours,
Patrick A. Jorstad

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 1, 2005

Publicly Available March 1, 2005

Re: **State Street** Corporation

Incoming letter dated December 22, 2004

The proposal would exempt the board of directors from provisions of **state** law that are specified in the proposal.

There appears to be some basis for your view that **State Street** may exclude the proposal under rule 14a-8(i)(3). Accordingly, we will not recommend enforcement action to the Commission if **State Street** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which **State Street** relies.

Sincerely,

Rebekah Toton

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2005 WL 544212 (S.E.C. No - Action Letter)

END OF DOCUMENT

Westlaw.

(SEC No-Action Letter)

*1 The **Kroger** Co.
Publicly Available March 19, 2004

LETTER TO SEC

February 24, 2004

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, DC 20549

Re: Shareholder Proposal of The General Board of Pension and Health Benefits of the

United Methodist Church

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 14a-8(j) under the Exchange Act, are the following:

A. Six copies of this letter;

B. Six copies of a letter dated December 2, 2003, from The General Board of Pension and Health Benefits of the United Methodist Church (the "Proponent"), along with a shareholder proposal and supporting statement (the "Proposal") (Exhibit A); and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

The resolution portion of the Proposal reads as follows: "Resolved: That shareholders request that the company prepare a sustainability report (at reasonable cost and omitting proprietary information) based on the Global Reporting Initiative's sustainability reporting guidelines by October 2004."

Kroger intends to mail to shareholders, on or about May 15, 2004, its definitive proxy statement and form of proxy (the "Proxy Materials") in conjunction with its 2004 Annual Meeting. That meeting currently is scheduled to be held on June 24,

2004. **Kroger** intends to file definitive copies of its Proxy Materials with the Commission at the same time the Proxy Materials are first mailed to shareholders.

We believe that the Proposal properly may be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(3) and (7), and **Kroger** intends to exclude the Proposal from the Proxy Materials. By a copy of this letter to the Proponent, we are notifying the Proponent of our intentions. Please confirm that no enforcement action will be recommended if the Proposal is excluded.

Background

The Proposal requests **Kroger** to prepare a sustainability report "based on" the Global Reporting Initiative's ("GRI") 2002 Sustainability Reporting Guidelines (the "Guidelines"). (A copy of the Guidelines, which must be downloaded from a website, is attached to this letter.) The Guidelines consist of a four-part document that is almost 100 pages long and contain approximately 20 pages of specific reporting content. In an attempt to provide "ample flexibility," there are two ways to "use" the Guidelines: (i) reporting "in accordance with" the Guidelines; and (ii) reporting using an "informal approach" by choosing not to cover all of the content of the Guidelines, but basing the reports on the GRI framework and incrementally improving report content coverage, transparency, and structure over time. See Guidelines, pp. 13-14. Part C of the Guidelines, which specifies the contents of a GRI-based report, provides for disclosure of five categories of information regarding a company: (1) statement of the company's sustainability vision and strategy, including a statement from the CEO; (2) an overview of the reporting organization including information regarding operations, products and services; (3) governance structure and management systems; (4) GRI content index identifying location of each element of the reporting content; and (5) economic, environmental and social performance indicators and integrated indicators. See Guidelines, pp. 34-56.

***2** During last year's proxy season, the Staff concurred with Smithfield Foods, Inc. in granting no-action relief with respect to a substantially identical proposal to the Proposal, under Rule 14a-8(i)(3). See Smithfield Foods, Inc. (July 18, 2003).

A. **Kroger** may exclude the Proposal under Rule 14a-8(i)(3) because it is vague, indefinite and misleading.

Kroger believes the Proposal is properly excludable under Rule 14a-8(i)(3) as it is contrary to the Commission's proxy rules, "Including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. A proposal is sufficiently vague, indefinite and misleading to justify exclusion where "neither the shareholders voting on the proposal, nor **Kroger** in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (July 30, 1992) (proposal relating to election of committee of small shareholders that will present the board with a plan that will in some measure equate gratuities bestowed upon management, directors or other employees was excludable as vague and indefinite). See also Alcoa, Inc. (December 24, 2002) (proposal requesting company commit "to the full implementation of" a set of human rights standards excludable); McDonald's Corp. (March 13, 2001) (same). See also Smithfield Foods, Inc. (July 18, 2003).

1. The Proposal does not inform shareholders of what **Kroger** would be required to do if the Proposal were approved.

Kroger believes that the Proposal does not inform shareholders of what **Kroger** would be required to do if the Proposal were approved as the Proposal contains an extremely brief and basic description of the voluminous and highly complex Guidelines. The proposal in Johnson & Johnson (February 7, 2003) is very instructive to the present case. In Johnson & Johnson, the proposal requested a report regarding the Company's progress concerning "the Glass Ceiling Commission's business recommendations" including a review of certain specific items. Johnson & Johnson argued the proposal was vague and indefinite under Rule 14a-8(i)(3) due in part to the fact the proposal was "completely devoid of any description of the substantive provisions of the 'Glass Ceiling Report"' and the proposal provided "no background information to shareholders." The proponents in Johnson & Johnson argued that it would add to its supporting statement a reference to the Department of Labor website where the report can be found to cure any ambiguity. However, the Staff stated there appeared to be a basis for Johnson & Johnson to "exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite." The Staff concurred in Smithfield Foods, Inc. when faced with a proposal substantially identical to the Proposal.

*3 The Staff made a similar finding in Kohl's Corporation (March 13, 2001). In Kohl's Corporation, the proposal called for Kohl's to commit to the full implementation of "the SA8000 Social Accountability Standards" from the Council of Economic Priorities. Kohl's argued that the proposal was vague, false and misleading under Rule 14a-8(i)(3) due in part because "the shareholders will not understand what they are being asked to consider from the text of the proposal." Kohl's further argued the proposal "fails to describe or summarize the many principles embodied in SA8000 in enough depth to fully inform shareholders of what actions it would require the [c]ompany to take."

The Proposal in the present case is very similar to those in Johnson & Johnson and Kohl's Corporation and substantially identical to that in Smithfield Foods, Inc. The Proposal contains a brief one-sentence description of the Guidelines and provides no background information on the Guidelines to the shareholders. The shareholders will not understand what they are being asked to consider as there is no description or summary of the Guidelines. The Proposal does not even attempt to capture the extent or complexity of the information the Guidelines require. Nor does the Proposal convey the burden on human resources or the considerable expense involved in preparing a report "in accordance with" or "based on" the Guidelines. Further, the Proposal does not state that the Guidelines are in a state of fluidity as they are to be revised in 2004. See Guidelines, p. ii. Besides the brief and general description of the Guidelines already noted, basically the only piece of information the Proponents give the shareholders is the website address of GRI. Merely providing a website for a complex and voluminous reporting system is clearly not informative. See discussion of Johnson & Johnson above. See also Smithfield Foods, Inc. (July 18, 2003).

Because the shareholders will not understand what they are being asked to consider based on the text of the Proposal, the Proposal is vague, indefinite and misleading, and therefore may be excluded under Rule 14a- 8(i)(3).

2. If the shareholders were to approve the Proposal, **Kroger** would not know what action to take to fulfill the request.

Scope of the Report

As stated in the discussion above in "Background," there are two ways to "use" the Guidelines: (i) report in accordance with the Guidelines; and (ii) use an incremental approach which is short of "full compliance." The Proposal requests that **Kroger** prepare a report "based on" the Guidelines. This language leaves unclear the extent to which **Kroger** would be required to address the numerous and extensive disclosures called for by the Guidelines. According to the GRI's website (http://www.globalreporting.org/guidelines/reporters_all.asp) as of February 13, 2004, there were about 400 companies which had informed the GRI Secretariat that they use the Guidelines in preparing their sustainability, social or environmental report. However, as of February 13, 2004, only 19 companies claimed their reports were "in accordance with" the Guidelines.

***4** If shareholders were to approve the Proposal, **Kroger** would not know for sure if it were being asked to report "in accordance with" the Guidelines (and become the 20th company in the world and third headquartered in the United States to do so), or instead adopt an incremental level of compliance as at least 400 companies have. The lack of specificity in the Proposal, just like the proposal in Smithfield Foods, Inc., makes it impossible for **Kroger** to know how it should attempt to comply with the will of the shareholders if they were to approve the Proposal.

Vagueness of the Guidelines

Although reference has been made herein to the complexity of the Guidelines, the Guidelines are themselves so vague that they do not provide adequate guidance as to what information a company should gather and disclose. This may serve as an explanation why only 20 companies worldwide report "in accordance with" the Guidelines. The following are a few examples of certain items in the Guidelines that would be difficult for **Kroger** to determine exactly how to respond:

- Programs and procedures pertaining to economic, environmental, and social performance (Section 3.19, Guidelines, p. 43);

- Reporting organization's approach to managing indirect economic, environmental, and social impacts resulting from its activities (Section 3.17, Guidelines, p. 43); and
- Criteria/definitions used in any accounting for economic, environmental, and social costs and benefits (Section 2.18, Guidelines, p. 40).

As in the case of Smithfield Foods, Inc., **Kroger** cannot determine exactly what information it would provide in response to these and many other vague requirements of the Guidelines.

Vagueness of Request

Assuming the Proposal is approved by shareholders and **Kroger** determines to prepare the report, the Proposal gives no indication what **Kroger** should do with the report once it is prepared. There is no request that **Kroger** publish the report and send it to shareholders or even to post it on its website. The Proposal also requests that the Company prepare "a sustainability report," so this does not appear to be a request to complete annual reports. Given the complexity and the state of fluidity of the Guidelines, if the shareholders were to adopt the Proposal, **Kroger** would not know the expectations of the shareholders regarding the timeliness of completion of the report. Given the vagueness of the Proposal regarding what **Kroger** should do with the report after it is prepared and the requested timeframe of completion, it is very likely that **Kroger's** shareholders would have various expectations regarding what they are voting on when reviewing this Proposal and **Kroger** would have a difficult time determining what course it should take if the Proposal was adopted and **Kroger** determined to implement the Proposal.

In the absence of any guidance in the Proposal regarding these points, **Kroger** cannot determine with reasonable certainty what actions or measures the Proposal requires. In Marriott International, Inc. (March 14, 2002), the Staff determined a proposal was not vague and indefinite where the proposal specified the requested information be disseminated "through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareholders." The Proposal, just like the proposal in Smithfield Foods, Inc., does not give **Kroger** such guidance.

*5 For these reasons, **Kroger** believes that the Proposal is vague and indefinite, and therefore excludable under Rule 14a-8(i)(3).

B. **Kroger** may exclude the Proposal under Rule 14a-8(i)(7) because it deals with matters relating to **Kroger's** ordinary business operations.

Kroger believes that the Proposal is properly excludable under Rule 14a-8(i)(7) as it deals with matters relating to **Kroger's** "ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the policy underlying the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." In the 1998 Release, the Commission cited two central considerations in applying the ordinary business exclusion:

- Subject Matter of the Proposal - "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."
- "Micro-Managing" the Company - The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies."

1. The subject matter of the Proposal partially relates to ordinary business and therefore the Proposal is excludable.

Kroger believes that the Proposal is excludable because, by requesting a report based upon the Guidelines, part of the Proposal relates to ordinary business. The Staff did not concur in the view that a report on the social and environmental issues related to sustainability could be excluded under Rule 14a-8(i)(7) in Johnson Controls, Inc. (November 14, 2002). However, the report requested in the proposal in Johnson Controls was not based upon the Guidelines as the company was allowed to determine how it wanted to report on sustainability issues. In Exchange Act Release No. 34- 20091 (August 16, 1983), the Commission stated that where proposals request that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report ... involves a matter of ordinary business" and "where it does, the proposal will be excludable." In accordance with this directive, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. See, e.g., AT&T Corp. (February 21, 2001); The Mead Corporation (January 31, 2001); Wal-Mart Stores, Inc. (March 15, 1999); Nike, Inc. (July 10, 1997). In addition, the Staff has historically taken the position that, where part of a proposal relates to ordinary business, the proposal may be excluded in its entirety even though "the proposal appears to address matters outside the scope of ordinary business." See E*Trade Group, Inc. (October 31, 2000).

***6** The Staff has reached the same conclusion in response to proposals requesting that companies prepare reports on specific subjects. Where one or more of the matters to be covered in a report relates to a company's ordinary business operations, the Staff has taken the position that the proposal requesting the report can be excluded in its entirety. Three companies sought to omit from their proxy materials a proposal requesting that their respective boards of directors report on the companies' actions to ensure that they did not purchase from suppliers that use forced, convict or child labor or failed to comply with laws protecting employees' rights. The Staff permitted all three of these companies to exclude the proposal despite the fact that significant social issues were raised in the proposals. In each instance, the Staff "note [d] in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations." See Wal-Mart Stores, Inc. (March 15, 1999); Kmart Corporation (March 12, 1999); The Warnaco Group, Inc. (March 12, 1999).

The Staff has a long-standing policy of not permitting proponents to revise overly broad shareholder proposals once it becomes apparent that the proposals would be excludable under Rule 14a-8(i)(7) because they address ordinary business operations. See id. The no-action letters discussed above clearly illustrate that, where a portion or part of a proposal relates to a company's ordinary business operations, the company may properly exclude the entire proposal. The Guidelines call for disclosure regarding a number of items relating to **Kroger's** ordinary business. Although any one of these items would be sufficient to render the Proposal excludable in its entirety and the list that follows is not exhaustive, **Kroger** wishes particularly to note the following ordinary business matters that are covered by the Guidelines, and with respect to which the Proposal seeks disclosure.

Employee Matters

In seeking disclosure that is "based on" the Guidelines, the Proposal calls for various disclosures about the Company's labor and employment practices. Specifically, a significant portion of Part C (Report Content) of the Guidelines is devoted to disclosures about labor and employment practice. The Guidelines specify reporting on total payroll and benefits, including wages, pension, other benefits, and redundancy payments, broken down by country or region. See Economic Performance Indicator (EC)5, Guidelines, p. 47. The section of Part C entitled "Social Performance Indicators: Labor Practices and Decent Work" calls for disclosure of numerous items relating to employment practices, including information on the composition of a company's work force, employee benefits, labor organization and collective bargaining, safety of working conditions, training, equal opportunity policies, human rights, non-discrimination, freedom of association, child and forced labor, and discipline. See Labor Performance Indicator (LA)1-LA17, Human Rights Performance Indicator (HR)1-HR14, Social Performance Indicator (SO)1-SO7, Guidelines, pp. 52-55. The Proposal, as noted above, specifically calls for information on the use of sweatshop labor, the same subject that the Staff concurred involved ordinary business matters in the Wal-Mart Stores, Inc., Kmart Corporation, and The Warnaco Group, Inc. letters cited above.

*7 The Commission has stated that proposals involving "the management of the workforce, such as the hiring, promotion, and termination of employees," relate to ordinary business matters. 1998 Release; see also Staff Legal Bulletin No. 14A (July 12, 2002) (citing same). Consistent with this position, the Staff has concluded that companies may exclude proposals relating to general employee compensation matters in reliance on Rule 14a-8(i)(7). See Staff Legal Bulletin No. 14A (July 12, 2002); see also, e.g., Hilton Hotels Corporation (March 14, 2003) (proposal urging the board to provide an accounting of all executive retirement benefits, including but not limited to all forms of deferred compensation and supplemental retirement and retention plan excludable because it related to "general employee benefits").

A substantial portion of the disclosures covered under the Guidelines focuses on **Kroger's** training, health and safety, and other employment issues. These disclosures relate to the management of **Kroger's** workforce and do not raise significant social policy issues. Accordingly, the Proposal, which requests a report "based on" the Guidelines, constitutes the type of proposal that continues to be regarded as addressing ordinary business, as contemplated by the Commission in the 1998 Release.

Selection of Suppliers/Contractors

In seeking disclosure "based on" the Guidelines, the Proposal also calls for various disclosures about **Kroger's** relationships with, and the conduct of, **Kroger's** suppliers and vendors. Specifically, the Guidelines seek disclosure about the key attributes of a company's suppliers, including information about the products and services provided by suppliers and the suppliers' local, national and international operations. See Section 2.9, Guidelines, p. 40. Both the Commission and the Staff have taken the position that proposals relating to a company's relationships with suppliers and vendors are excludable because they address matters of ordinary business.

In the 1998 Release, the Commission cited "retention of suppliers" as an example of a task that is "so fundamental to management's ability to run a company on a day-to-day basis" that it cannot, "as a practical matter, be subject to direct shareholder oversight." 1998 Release. Consistent with the considerations underlying Rule 14a-8(i)(7), the Staff has permitted the exclusion of proposals addressing the practices of a company's suppliers. See, e.g., Seaboard Corporation (March 3, 2003) (permitting exclusion of proposal requesting report on use of antibiotics by company's hog suppliers); Hormel Foods Corporation (November 19, 2002) (permitting exclusion of proposal requesting report on use of antibiotics by company's meat suppliers). Similarly, the Staff has permitted the exclusion of proposals requesting information on a company's practices relating to the selection of vendors and suppliers. In Wal-Mart Stores, Inc. (April 10, 1991), for example, the Staff took a no-action position with respect to a proposal requesting a report on the company's efforts to purchase goods and services from minority and female-owned businesses. In doing so, the Staff "particularly note[d] that the proposal involves a request for detailed information on ... the Company's practices and policies for selecting suppliers of goods and services." See also Wal-Mart Stores, Inc. (April 10, 1992) (permitting exclusion of proposal involving request for detailed information on, among other things, "relationships with suppliers and other businesses").

***8 Kroger** considers numerous factors in selecting and retaining its suppliers and vendors, including, but not limited to, the quality of products and/or services offered; location; competitive pricing; distribution capabilities; environmental, health and safety performance; and human resources practices. Evaluating these considerations is an integral part of **Kroger's** daily business operations and cannot, from a practical standpoint, be subject to direct shareholder oversight. Because the report sought by the Proponent calls for disclosure "based on" items in the Guidelines that involve **Kroger's** selection of, and relationships with, its vendors and suppliers, the Proposal addresses matters that relate to **Kroger's** ordinary business operations.

Products and services offered by the Company.

In seeking disclosure "based on" the Guidelines, the Proposal calls for a variety of disclosures about **Kroger's** decisions regarding the selection of products and the manner of production. The Staff has consistently take the position that decisions regarding the products and services that a company provides, and the manner in which a company furnishes such products and services, are matters of ordinary business.

Section 2.2 of the Guidelines, entitled "Major products and/or services, including brands if appropriate," states that the reporting organization should "indicate the nature of its role in providing these products and services, and the degree to which the organization relies on outsourcing." See Guidelines, p. 39. Various other items throughout Part C (Report Content) of the Guidelines would call for other disclosures relating to the Company's products and services.

On many occasions, the Staff has concluded that decisions regarding the sales and/or development of particular products relate to a company's ordinary business operations when those products do not raise significant social or policy issues directly tied to the company's operations.

Kroger is one of the nation's largest retail grocery chains and operates (either directly or through its subsidiaries) approximately 2,530 supermarkets in 32 states under nearly two dozen banners. **Kroger** also operates (either directly or through its subsidiaries) 798 convenience stores under six banners, 445 fine jewelry stores under four banners, 442 fuel centers and 41 food processing plants. On a daily basis, **Kroger's** management makes a myriad of decisions about how best to conduct **Kroger's** business, including which products to manufacture and to offer its stores. The ability to make these types of decisions autonomously is fundamental to management's ability to run the company. Because the report sought by the Proponent calls for disclosure "based on" items in the Guidelines that involve **Kroger's** products and services, the Proposal addresses matters that relate to **Kroger's** ordinary business operations.

Financial Disclosure

In seeking disclosure "based on" the Guidelines, the Proposal also calls for various financial disclosures. Part C: Report Content in the Guidelines calls for "Economic Performance Indicators" that "have a scope and purpose that extends beyond that of traditional financial indicators." In particular, the Guidelines call for detailed financial information about customers, suppliers, employees, providers of capital and the public sector not traditionally required by generally accepted accounting principles ("GAAP") or by disclosure standards under applicable law. [FN1]

FN1. See, e.g., Economic Performance Indicator (EC)2, Guidelines, p. 47 (geographic breakdown of markets); Economic Performance Indicator (EC)4, Guidelines, p. 47 (percentage of contracts that were paid in accordance with agreed terms, excluding agreed penalty arrangements); Economic Performance Indicator (EC)8, Guidelines, p. 48 (total sum of taxes of all types paid broken down by country).

End of Footnote(s).

***9** The Staff has consistently concurred that proposals addressing financial reporting and accounting policies not required by GAAP or by disclosure standards under applicable law may be excluded as relating to a company's ordinary business operations. Certain of the additional financial disclosures that the Proponents are requesting are not required by either GAAP, the SEC, the NYSE or by any other law applicable to which **Kroger** is subject. In Santa Fe Southern Pacific Corp. (January 30, 1986), the Staff stated, in connection with a proposal requiring the registrant to prepare current cost basis financial statements for the registrant and its subsidiaries, that "the determination to make financial disclosure not required by law" is considered to be a matter relating to a company's ordinary business operations. See also American Stores Company (April 7, 1992) (excluded proposal to include earnings, profits and losses for each subsidiary, and for each of its major retail operations, in annual report because proposal sought reporting information that was not required by GAAP or disclosure standards under applicable law); Minnesota Mining & Manufacturing Company (March 23, 1988) (permitting exclusion of a proposal that requested that the board of directors install system of accounting on a gold standard basis and include a summary of the alternate accounting system in the annual report); The Chase Manhattan Corporation (March 4, 1999) (permitting exclusion of certain tax information in annual reports); NiSource Inc. (March 10, 2003) (disclosure of gross revenue and net income statements of unregulated subsidiaries in the annual report); General Electric Company (January 21, 2003) (proposal requiring disclosure in annual report of (i) a directory listing all of the company's businesses; (ii) the gross earnings, profits and losses, assets and liabilities of these businesses; and (iii) the major investments, activities and risks of these businesses excludable because it relates to "presentation of financial information").

Furthermore, financial disclosures not in accordance with GAAP could be misleading or impermissible under SEC rules. Also, certain non-public financial disclosures could give **Kroger's** competitors an unfair advantage by having access to our confidential and proprietary information.

The detailed financial information required by the Guidelines regarding customers, suppliers, employees, providers of capital and the public sector do not raise significant social policy issues. Because the report sought by the Proponents calls for financial disclosures, the Proposal addresses matters that relate to **Kroger's** ordinary business operations.

2. The Proposal seeks to micro-manage **Kroger's** business and therefore the Proposal is excludable.

The Proposal clearly seeks to micro-manage **Kroger** on an impermissible level. The 1998 Release specifically mentioned that proposals that seek to impose "methods for implementing complex policies" are excludable. The Proposal seeks just that - the imposition of a requirement to review complex management policies regarding **Kroger's** performance in different areas of **Kroger's** ordinary business operations. Because the establishment of a program that tests the performance of various business units and **Kroger** as a whole is a task of tremendous scope that necessarily involves large amounts of detail for a business the size of **Kroger,** by seeking to insert the shareholders into **Kroger's** review of its operations, the Proposal probes too deeply into matters of a complex nature upon which shareholders as a group are not in a position to make an informed judgment.

***10** In the 1998 Release, the Commission addressed a no-action letter issued to Capital Cities/ABC, Inc. (April 4, 1991), in which the Staff permitted exclusion of a proposal seeking detailed information on the company's affirmative action policies and procedures. While noting that proposals similar to the one in Capital Cities/ABC, Inc. would not automatically be excludable on ordinary business grounds, the Commission stated that "some proposals may intrude unduly on a company's ordinary business' operations by virtue of the level of detail that they seek." 1998 Release. This was the case in both Capital Cities/ABC, Inc. and Wal-Mart Stores, Inc. (April 10, 1991). In Wal-Mart, the proposal requested that the company report on its activities and progress in purchasing goods and services from minority- and female-owned businesses, on equal employment opportunities, and on affirmative action. In permitting exclusion of both proposals, the Staff noted in particular that "the proposal[s] involve[] a request for detailed information on the composition of the Company's work force and employment practices and policies." The Proposal is similar in the level of detail that it seeks about **Kroger's** policies and practices. Accordingly, it would be consistent with the rationale underlying the ordinary business exclusion in Rule 14a-8(i)(7) to prevent the micro-management of **Kroger's** business operation to exclude the Proposal because of the highly detailed nature of the information it would have

Kroger compile and include in its GRI-based report.

C. Conclusion

Last year, in Smithfield Foods, Inc., the Staff concluded that a proposal substantially identical to the Proposal properly could be excluded. We respectfully urge that the Staff once again determine that the Proposal may be omitted from the Proxy Materials because (i) it is so vague, indefinite and misleading the shareholders and **Kroger** would be unable to determine what further action should be taken if it is adopted, and (ii) it also deals with matters relating to **Kroger's** ordinary course of business. If you disagree with the conclusions contained in this request, I would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Please call me at (513) 762-4425 if you require additional information or wish to discuss this submission further.

Very truly yours,
Jill V. McIntosh

THE **KROGER** CO.

1014 Vine Street • Cincinnati, Ohio 45202-1100

ENCLOSURE

December 2, 2003

DAVID B. DILLON

CEO

KROGER CO.

1014 VINE STREET

CINCINNATI, OH 45202-1100

Dear Mr. Dillon:
The General Board of Pension and Health Benefits of The United Methodist Church has the responsibility for administering and investing pension funds in excess of $11 billion for over 67,000 of its active and retired participants. The General Board is committed to being a socially responsible investor, and endeavors to invest in funds and corporations that have a positive impact on society. In such capacity, the General Board has an investment position of 112,860 shares of common stock in **Kroger** Co.

***11** The General Board recognizes that **Kroger** is the number one grocery chain in the US. Our company and its subsidiaries have significant social and environmental impacts. We appreciate our company providing its Supplier Diversity Program report on its website. We urge management to pursue standardized sustainability reporting as described in the Global Reporting Initiative (GRI) Sustainability Reporting Guidelines at www.globalreporting.org.

The Guidelines provide companies with (1) a set of reporting principles (such as transparency, inclusivity, completeness, relevance, and comparability) essential to producing a balanced and reasonable report and (2) guidance for report content, including the company's profile, vision and strategy, governance structure and management systems, and performance against core indicators in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility).

More than 300 companies from around the world, including Agilent Technologies, Baxter International, BASF, British Telecom, Bristol-Myers Squibb, Danone, Electrolux, Ford, General Motors, Interface, KLM, NEC, Nike, Nokia, and Volkswagen, already have undertaken sustainability reporting using the Guidelines. Because of the value we place on public reporting, we are presenting this shareholder proposal.

Therefore, I am hereby authorized to notify you of our intention to file this resolution for consideration and action by the stockholders at the 2004 Annual Meeting. We also request that the resolution and our support of it be noted in the proxy statement in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The General Board has held a number of **Kroger** Co shares, with a value of at least $2,000 for at least twelve months prior to the filing date of this proposed 2004 shareholder resolution. Proof of the General Board's ownership of these shares is enclosed. It is our intent to maintain ownership of this stock through the date of the Annual Meeting.

Representatives of the General Board welcome the opportunity to dialogue with management on this matter.

Sincerely,
Vidette Bullock Mixon

Director of Corporate Relations And Social Concerns

RESOLUTION TO DISCLOSE SUSTAINABILITY PERFORMANCE

Whereas:

We believe that the global economy presents corporations with the challenge of creating sustainable business relationships by participating in the sustainable development of the communities in which they operate;

According to the Dow Jones Sustainability Group, sustainability includes: Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns. (www.sustainability-index.com; March 2000);

***12** We believe the linkage between sustainability performance and long-term shareholder value is awakening mainstream financial companies to new tools for understanding and predicting value in capital markets. Major firms, including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich Scudder, subscribe to information on social and environmental risks and opportunities to help make investment decisions, according to Innovest, an environmental investment research consultant;

Companies increasingly recognize that transparency and dialogue with stakeholders about sustainability are key to business success. For example, 3M Company reports that its long-term success depends upon implementing principles of sustainable development and "stewardship to the environment." Likewise, Alliant Energy states that tomorrow's investors will support energy companies "that have demonstrated the ability to minimize their impact on the environment";

We belive sustainability reporting will foster this dialogue and provide non-financial information that contributes to long-term shareholder value. The Dow Jones Sustainability Index World (DJSI World), which analyzes financial performance and the economic, environmental, and social performance of included companies, has outperformed the Dow Jones Global Index from 1994 through 2002;

We believe sustainability reporting can also warn of trouble spots and signal cost-saving opportunities to management and shareholders. Disclosure of energy consumption allows companies and shareholders to assess environmental performance, potential regulatory actions, and reputational risk associated with business activities;

The Global Reporting Initiative (GRI) (www.globalreporting.org) is an international standard-setting organization with representatives from business, environmental, human-rights and labor communities. The GRI Sustainability Reporting Guidelines (the Guidelines), created by the GRI, provide companies with (1) a set of reporting principles essential to producing a balanced and reasonable report and (2) guidance for report content, including performance against core indicators in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility);

The Guidelines provide a flexible system for sustainability reporting that permits a company to use an "incremental approach" where a company may omit some content requested by the Guidelines but "base their reports on the GRI framework and incrementally improve report content coverage, transparency, and structure over time.";

More than 300 companies worldwide, including Agilent Technologies, Baxter International, BASF, British Telecom, Bristol-Myers Squibb, Danone, Electrolux, Ford, General Motors, Interface, KLM, NEC, Nike, Nokia, and Volkswagen, use the Guidelines for sustainability reporting;

RESOLVED:

***13** That shareholders request that the company prepare a sustainability report (at reasonable cost and omitting proprietary information) based on the Global Reporting Initiative's sustainability reporting guidelines by October 2004.

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 19, 2004

Publicly Available March 19, 2004

Re: The **Kroger** Co.

Incoming letter dated February 24, 2004

The proposal requests that the company prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines.

There appears to be some basis for your view that **Kroger** may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if **Kroger** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which **Kroger** relies.

Sincerely,

John J. Mahon

Attorney Adviser

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2004 WL 584585 (S.E.C. No - Action Letter)

END OF DOCUMENT

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

January 26, 2006

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St., NE
Washington, D.C. 20549

Re: People for the Ethical Treatment of Animals' ("PETA") 2006 McDonald's Corporation ("McDonald's") shareholder proposal being withdrawn

1 page via UPS and e-mail: cfletters@sec.gov

Ladies and Gentlemen:

This letter is to inform the SEC Staff that, in light of very positive recent discussions and developments, PETA is withdrawing the shareholder proposal it submitted for inclusion in the proxy materials for McDonald's 2006 annual meeting. Thank you for your time.

Very truly yours,

Matthew A. Prescott
Manager, Factory Farming Campaigns
PETA

cc: Ken Barun, McDonald's
Denise A. Horne, McDonald's

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

Denise A. Horne
Corporate Vice President
Associate General Counsel
Assistant Secretary
(630) 623-3154
(630) 623-3512
denise.horne@mcd.com

February 17, 2006

VIA OVERNIGHT COURIER

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: McDonald's Corporation – People for the Ethical Treatment of Animals (PETA) Shareholder Proposal

Ladies and Gentlemen:

On January 17, 2006, we wrote to you regarding a shareholder proposal we received from PETA and requested that the Staff not recommend to the Commission that enforcement action be taken against us if we exclude the proposal from our 2006 proxy materials. As evidenced by the attached letter from PETA dated January 26, 2006, PETA has advised that it is withdrawing its shareholder proposal and we are, therefore, withdrawing our request for a no action letter.

Very truly yours,

Denise A. Horne

Denise A. Horne

Enclosure

cc: Matthew A. Prescott
Manager, Senior Campaign Coordinator
Factory Farming Campaigns
PETA

Shelley Alpern
Vice President
Director of Social Research & Advocacy
Trillium Asset Management Corp.

RECEIVED

2006 FEB 22 AM 11:21

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Denise A. Horne
Corporate Vice President
Associate General Counsel
Assistant Secretary
(630) 623-3154
(630) 623-3512
denise.horne@mcd.com

February 17, 2006

RECEIVED FEB 21 2006 203 SEC MAIL PROCESSING SECTION WASH, D.C.

VIA OVERNIGHT COURIER

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: McDonald's Corporation – People for the Ethical Treatment of Animals (PETA) Shareholder Proposal

Ladies and Gentlemen:

On January 17, 2006, we wrote to you regarding a shareholder proposal we received from PETA and requested that the Staff not recommend to the Commission that enforcement action be taken against us if we exclude the proposal from our 2006 proxy materials (a copy of our January 17 letter is enclosed). PETA has advised us that it is withdrawing its shareholder proposal and we are, therefore, withdrawing our request for a no action letter.

Very truly yours,

Denise A. Horne

Denise A. Horne

Enclosure

cc: Matthew A. Prescott
Manager, Senior Campaign Coordinator
Factory Farming Campaigns
PETA

Shelley Alpern
Vice President
Director of Social Research & Advocacy
Trillium Asset Management Corp.

McDonald's

RECEIVED
2006 FEB 22 AM 11:21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Denise A. Horne
Corporate Vice President
Associate General Counsel
Assistant Secretary
(630) 623-3154
(630) 623-3512
denise.horne@mcd.com

January 17, 2006

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by People for the Ethical Treatment of Animals and Trillium Asset Management Corporation

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, McDonald's Corporation hereby notifies the Securities and Exchange Commission of our intention to exclude from the proxy materials for our 2006 annual meeting of shareholders a shareholder proposal and related supporting statement (the "**Proposal**") received from People for the Ethical Treatment of Animals ("**PETA**") and Trillium Asset Management Corporation (together with PETA, the "**Proponents**"). We request confirmation that the Staff will not recommend to the Commission that enforcement action be taken against us if we exclude the Proposal from our 2006 proxy materials for the reasons set forth below. A copy of the Proposal and related correspondence are attached hereto as Appendix A.

In accordance with Rule 14a-8(j) under the Exchange Act, we have enclosed six copies of this letter. We also have enclosed copies of the Commission's no action letters referenced in this letter. By copy of this letter, we have notified the Proponents of our intention to exclude the Proposal from our 2006 proxy materials.

We intend to file our definitive proxy materials on or about April 7, 2006.

The Proposal and the Proponents

The Proposal requests that McDonald's Board of Directors issue interim reports to shareholders following the second, third and fourth quarters of 2006 ("**Progress Reports**"), detailing the progress made toward accelerating development of controlled-atmosphere killing ("**CAK**"). CAK is a technology being developed for use in slaughtering animals, such as chickens, as an alternative to electrical stunning, which is an industry standard.

PETA is an animal rights organization that, according to its literature, operates under the principle that "animals are not ours to eat, wear, experiment on, or use for entertainment." Not surprisingly, therefore, McDonald's and other food-service companies often have received demands and stockholder proposals from PETA. Trillium Asset Management describes itself as "the leading proponent of proactive social investing." The Proponents have frequently joined PETA in making shareholder proposals with respect to many food-service companies, including McDonald's.

The Company

McDonald's is the leading global foodservice retailer with more than 30,000 quick-service restaurants located in over 100 countries. Approximately 70% of McDonald's restaurants worldwide are owned and operated by independent, local businessmen and women.

McDonald's restaurants offer a variety of meat products, including beef, chicken and pork. The Company does not own or slaughter any animals that go into the restaurants' product offerings, but instead purchases meat products through independent suppliers.

McDonald's Animal Welfare Program

Although McDonald's does not own, raise, transport or slaughter animals, we are a strong advocate of good animal handling practices and seek to achieve humane treatment of animals by purchasing meat products from suppliers who maintain high animal welfare standards. McDonald's believes that, by purchasing meat products from suppliers who meet its animal welfare standards, we can provide safe, high-quality food products to our customers, and at the same time facilitate the humane treatment of animals.

In 2000, McDonald's established an Animal Welfare Council of independent experts to help guide the development of our animal welfare program. The members of our Animal Welfare Council are identified on Appendix B attached hereto. In 2001, McDonald's issued global Animal Welfare Guiding Principles (the "**Guiding**

Principles"), a copy of which is attached as Appendix C. The Guiding Principles express McDonald's commitment to the treatment of animals in a manner that is free of cruelty, abuse and neglect. Pursuant to the Guiding Principles, McDonald's communicates, principally through postings on our website, our process, programs, plans and progress surrounding animal welfare. Our animal welfare program with our suppliers is an ongoing process of study, consultation and innovative improvement.

McDonald's CAK Report

Most chickens sourced for use in McDonald's food products are killed in a process that involves electrical stunning. The Proponents advocate the use of CAK instead, which involves replacing the oxygen the chickens are breathing with gases (typically a combination of argon, nitrogen and/or carbon dioxide) to render the chickens unconscious.

In response to a shareholder proposal PETA submitted for our 2005 annual meeting, the Corporate Responsibility Committee of our Board of Directors issued a report on June 29, 2005, entitled *Regarding the Feasibility of Implementing Controlled Atmosphere Stunning for Broilers* (the "**Report**"), which is based in large part on a report prepared by McDonald's Animal Welfare Team (the "**CAS Study**"). In preparing the CAS Study, management sought the advice of and received input from our independent Animal Welfare Council, and the CAS Study is consistent with the Animal Welfare Council's feedback and counsel. The CAS Study summarizes areas of general consensus related to CAK, as well as issues that McDonald's management believes require further study, testing and other clarification as CAK technology continues to emerge. A copy of the Report and the CAS Study is attached hereto as Appendix D.

Bases for Exclusion

I. The Proposal may be excluded under Rule 14a-8(i)(3), because it is materially false and misleading.

We believe that the Proposal may be excluded from our 2006 proxy materials because (a) we can demonstrate objectively that numerous factual statements contained in the recitals of the Proposal, individually and taken together, are materially false and/or misleading, and (b) the resolution contained in the Proposal is so inherently vague that neither the shareholders voting on the Proposal nor McDonald's in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. *See* Staff Legal Bulletin No.14B (September 15, 2004).

A. <u>The recitals contain "factual" statements that are materially false and/or misleading.</u>

The recitals contained in the Proposal imply that there is consensus that CAK has been established as an effective method of chicken slaughter that involves no distress or suffering by the chickens, and that the Report acknowledges that consensus. The recitals further indicate that CAK is more advantageous than electrical stunning in terms of meat yield and quality, cost and employee working conditions. In fact, the research summarized in the CAS Study, as well as other independent studies, directly contradict these statements.

Taken together, the inaccuracies in the recitals are materially misleading because they would lead our shareholders to believe that CAK is both a more humane and a more economically advantageous method of chicken slaughter. These misstatements are likely to cause our shareholders to believe that it is in McDonald's interest to attempt to prescribe that our suppliers implement CAK, and thereby mislead our shareholders into voting in favor of the Board's issuance of the Progress Reports. As discussed below, current research shows that CAK has yet to be established as effective, humane or economically advantageous and, accordingly, it is not currently in McDonald's interest to require its suppliers to implement CAK. In fact, the Report and the CAS Study specifically conclude that it would be "premature" to require adoption of what is still an "emerging technology" and that we must have "higher confidence" before requiring significant investments by our suppliers.

The Staff has reaffirmed on numerous occasions that statements made by a proponent are properly excludable when the company can demonstrate that such statements are materially false or misleading. *See Monsanto Company* (November 26, 2003), *Sysco Corporation* (August 12, 2003); and *The Kroger Co.* (April 11, 2003). In Staff Legal Bulletin No. 14B, the Staff confirmed that when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, the Staff may find it appropriate for companies to exclude the entire proposal, the supporting statement, or both, as "materially false or misleading." *See also State Street Corporation* (March 1, 2005) (entire proposal excluded where the underlying premise of the proposal was demonstrated to be materially false and misleading). In this case, because the Proponents' materially false and misleading statements in the recitals contend that CAK is both a humane and economically advantageous method of chicken slaughter and that McDonald's concurs with this contention, which is the underlying premise of the Proposal, the entire Proposal should be excludable from McDonald's proxy materials as materially false and misleading.

Specific factual statements in the recitals that are materially false and/or misleading include the following:

The third recital refers to electrical stunning as an "outdated" method. (See reference to scientific opinion and ad hoc committee on the following page.) The statement that electric stunning is "outdated" is simply wrong. Electric stunning is the most commonly used technology, and is used in the vast majority of the poultry facilities worldwide. PETA's own website states that electrical stunning is "standard" in North American slaughterhouses. According to an article written in 1999 by Professor S. F. Bilgili, an internationally recognized poultry scientist and expert in poultry processing, at that time electrical stunning was the most universally accepted and utilized method for immobilizing poultry prior to slaughter. See Bilgili, *Recent Advances in Electrical Stunning*, published by the Poultry Science Association. Professor Bilgili's article also discusses advances that have been made in electrical stunning technology, including the use of low voltage stunning systems. In 1997, technology utilizing a low-voltage, pulsed DC current followed by a constant low-voltage AC current was developed, based on research on electro-anesthesia for humans. This two-phase technology is commercially available and is used in some plants that supply McDonald's in the United States and the United Kingdom, as well as by other poultry suppliers. The Proponents' reference to electrical stunning as an "outdated" method is, therefore, materially false and misleading.

The fourth recital states that the Report was commissioned in acknowledgement of the cruelty of electrical stunning and the need for humane slaughter methods in order to retain a competitive advantage. The Report was prepared by the Corporate Responsibility Committee of our Board of Directors for one reason only – as a pledge in response to PETA's agreement to withdraw its shareholder proposal in 2004. More importantly, the Report was not prepared in acknowledgement of either the alleged cruelty of electrical stunning or any belief that changes in humane slaughter methods by our suppliers are necessary. At no time has McDonald's acknowledged that electric stunning is cruel; nor has McDonald's maintained that suppliers must alter their humane slaughter methods in order to retain a competitive advantage. The Proponents' statement materially misstates the genesis and intent of the Report as well as McDonald's stance with respect to electrical stunning.

The fourth recital also states that CAK utilizes "inert gases" that "gently and effectively" put the chickens to sleep. CAK is not a single technology, and not all CAK systems utilize inert gases. Carbon dioxide (which is not an inert gas), either alone or with nitrogen and/or argon, often is used in CAK systems to render the chickens unconscious. The advantages and disadvantages of various gas mixtures in CAK systems continue to be debated and researched. Further, and more importantly, research regarding CAK has been inconclusive as to whether chickens experience pain, distress or periods of consciousness before they are killed in a CAK system. For example, rapid wing flapping has been noticed in chickens purportedly rendered unconscious in CAK systems which calls in question the gentleness or effectiveness of current CAK systems.

The humaneness of CAK was considered debatable as recently as June 2004, as evidenced by a discussion among participants in a workshop conducted by the Humane

Slaughter Association and the Universities Federation for Animal Welfare. Participants in the workshop included representatives of academia, manufacturers of CAK systems, the poultry industry and the UK Department for Environment, Food and Rural Affairs. Also in June, 2004, the European Food Safety Authority issued a scientific opinion on animal stunning. The opinion says that there is no ideal stunning method and, at several points, notes the need for further study.

In May 2005, OIE (the World Organization for Animal Health) adopted a report by an *ad hoc* committee on the animal welfare implications of stunning. A summary table includes both electrical stunning and gas stunning, as "acceptable stunning methods."

Scientific research is inconclusive and therefore misstated by the Proponents. Therefore, the Proponents' misstatements are likely to cause shareholders to believe that current CAK systems are clearly the most humane and effective, which could, in turn, lead shareholders mistakenly to believe that implementation of CAK is in McDonald's best interests and therefore should be addressed in Progress Reports.

The fifth recital states that the Report concurred that CAK is the most humane method of poultry slaughter ever developed. This statement is simply false. The Report draws no conclusion regarding the relative humaneness of CAK. The CAS Study concludes that CAK has potential, but also determines that some issues remain unresolved, including the possibility that chickens may experience pain or distress before insensibility is achieved. As discussed above, we continue to believe that there are doubts as to the gentleness and effectiveness of CAK, which calls into question whether CAK currently is a humane method of poultry slaughter at all, much less the *most* humane method. This mischaracterization of the Report can only serve to mislead shareholders into believing that McDonald's concurs that CAK is superior to electrical stunning, which would be materially misleading.

The fifth recital also states that the Report admits that CAK (a) has advantages over electrical stunning, (b) obviates potential distress and injury and (c) expeditiously and effectively stuns and kills chickens with low rates of distress. While the Report and the CAS Study acknowledge certain advantages of CAK over electrical stunning, they also note that CAK presents significant uncertainties and disadvantages. To state that the Report cites advantages to CAK, without noting that the Report and the CAS Study also cite disadvantages, could mislead shareholders into believing that McDonald's cannot reasonably conclude that electrical stunning might be superior to CAK. Further, as discussed above, the Report simply does not state that CAK obviates potential distress and injury, nor does the Report determine that CAK is expedient or effective. The words quoted by the Proponents in this recital are from the CAS Study and have been taken out of context.

The sixth recital states that the Report "concludes" that our European suppliers that use CAK have experienced certain advantages. The CAS Study does state

that certain European suppliers have noted advantages to CAK systems over electrical stunning, but neither the Report nor the CAS Study endorse or confirm those conclusions. Moreover, the CAS Study notes that the same suppliers also have noted certain disadvantages to CAK systems, including the increased complexity of gas control systems, the need for specialized worker training and monitoring to avert safety risks, initial capital costs, gas supply costs, increased space required by gas systems and increased difficulty with feather removal (which can lead to scratching and/or wing damage). To cite the noted advantages without also referencing the disadvantages of CAK, and to imply that the Report confirmed those advantages, is materially misleading.

The seventh recital states that CAK is optimal for both the chickens and for profit, that CAK has been widely and successfully used in Europe and that there is no competing scientific claim suggesting that CAK is not optimal for animal welfare. The terms "optimal" and "widely and successfully used" are so vague as to be misleading. Further, as discussed above, our European suppliers have experienced a number of significant disadvantages from current CAK systems, including worker safety and cost considerations, which is contrary to the Proponents' unqualified assertion that CAK has been successfully used in Europe and is optimal for profit. Further, also as discussed above, scientific research has been inconclusive as to the effectiveness of CAK systems and as to the distress experienced by chickens, and therefore, contrary to the Proponents' statements, there is legitimate scientific concern that CAK may not be optimal for animal welfare.

The eighth recital states that McDonald's has represented that it will "accelerate further developmental work" on CAK, but has provided no timeline or plan of action. As part of our animal welfare program, and as indicated in the Report, McDonald's monitors CAK developments and reviews research reports published by reputable scientific organizations. In addition, as indicated in the Report, we have directed our staff to conduct a follow-up assessment of CAK no later than the end of 2006. The Proponents' statement that we have provided no timeline or plan of action regarding further CAK developments is, therefore, false. The statement would materially mislead shareholders to believe that requesting the Progress Reports is necessary to cause us to take further action in the near term, when in fact we already are committed to continuing these efforts. The Guiding Principles we have adopted also require us to report our process, programs, plans and progress surrounding animal welfare.

B. The resolution contained in the Proposal is so inherently vague that neither the shareholders voting on the Proposal nor McDonald's in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The resolution requests that McDonald's Board of Directors issue the Progress Reports to detail the progress made toward accelerating development of CAK. It is entirely unclear what activities or developments would constitute "progress made toward

accelerating development of CAK." The Proposal does not indicate, for example, whether the Progress Reports would be required to detail progress made by McDonald's or progress made generally in the field of animal welfare. If approval of the resolution would require McDonald's to report on the field as a whole, shareholders voting on the proposal the intended scope of the quarterly Progress Reports, particularly given the burden and expense that would be involved in assembling, reviewing and summarizing third-party research as well as work that would be required to be conducted by our management and Animal Welfare Team. It also is unclear what will constitute "progress" and what actions we would be required to describe in the Progress Reports. Unlike other operating issues that a company might address, our involvement in the development of CAK is largely indirect. We do not conduct scientific testing of CAK systems, nor do we engage in chicken slaughter of any kind.

In addition, the wording of the proposal, particularly in conjunction with the false and misleading statements in the recitals, might erroneously suggest to shareholders that progress toward development will inevitable result in McDonald's requiring its poultry suppliers to implement CAK, which would be a misstatement of our current goals in respect of CAK. The fact is that McDonald's is committed to seeking to achieve humane treatment of animals, but remains uncertain as to whether requiring our suppliers to implement CAK is in the best interests of animal welfare or our shareholders.

The Staff has concurred on numerous occasions that proposals requesting reports be issued can be excluded as vague and indefinite when the proposals contain ambiguous or uninformative references to complex or multifaceted standards or measures that would be implicated by the proposal. *See The Kroger Co.* (March 19, 2004) (proposal requesting a sustainability report based on the Global Reporting Initiative's reporting guidelines did not adequately inform shareholders what they would be voting on and did not adequately inform the company what actions would be needed to implement the proposal); *Johnson & Johnson* (February 7, 2003) (proposal requesting a report relating the company's progress concerning "the Glass Ceiling Commission's business recommendations" excluded as vague and indefinite); *Alcoa Inc.* (December 24, 2002) (proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards excluded as vague and indefinite).

In this case, the Proposal is vague and indefinite as to the intended content of the Progress Reports and what other actions might be required of McDonalds if implemented. Accordingly, we believe the proposal is excludable under Rule 14a-8(i)(3) as misleading "because any actions(s) ultimately taken by the Company upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (February 11, 1991).

II. The Proposal may be excluded under Rule 14a-8(i)(10), because the essential objective of the Proposal has been substantially implemented.

The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company has implemented the essential objective of the proposal. *See PPG Industries, Inc.* (January 19, 2004) (where the company had publicly issued an animal welfare policy committing the company to use alternatives to animal testing, proposal requesting that the board issue statement regarding similar issues was held excludable on basis of having been substantially implemented); *Nordstrom, Inc.* (February 8, 1995) (where company had previously provided information to general public via press release, request by proponent to prepare a report to its shareholders describing similar information was excludable as moot).

The Proponents have acknowledged the steps taken by McDonald's toward improving animal welfare, but also has expressed frustration with our conclusion that further research on CAK is necessary before it would be appropriate for us to mandate that our poultry suppliers use CAK. According to the recitals contained in the Proposal, the essential objective of the Proposal is to ensure that we do not delay the development of CAK under the guise of doing further analysis. The Company's management is committed to monitoring CAK technology developments and to review research reports published by reputable scientific organizations in this regard. As stated in the CAS Study, the Company's management has directed our staff to conduct a follow-up assessment of CAK no later than the end of 2006. As stated earlier, the Guiding Principles require us to report to shareholders on our process, programs, plans and progress surrounding animal welfare on a regular basis. Requiring quarterly Progress Reports will not accelerate a determination to mandate that our poultry suppliers use CAK. Accordingly, the essential objective of the Proposal has been substantially implemented, and the Proposal is excludable under Rule 14a-8(i)(10).

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our view that the Proposal may be omitted from our 2006 proxy materials.

If you have any questions or require additional information, please free to contact me at (630) 623-3154 or Carol Vix, Senior Counsel at (630) 623-3107. When a written response to this letter is available, I would appreciate your sending it to me by fax at (630) 623-3512, to PETA by fax at (757) 622-0457, and to Trillium Asset Management Corporation by fax at (617) 482-6179.

Very Truly Yours,

Denise A. Horne
Corporate Vice President,
Associate General Counsel and
Assistant Secretary

Attachments

cc: People for the Ethical Treatment of Animals
Trillium Asset Management Corporation

Doc. No. 256330

APPENDIX B

ANIMAL WELFARE COUNCIL MEMBERS

Dr. Jeff Armstrong. Department Head and Professor, Department of Animal Sciences, Purdue University; Chair, United Egg Producers Welfare Advisory Committee; member, Board of Directors, National Institute of Animal Agriculture.

Dr. Temple Grandin. World-renowned expert and advocate for animal welfare; research and practical experience with animal handling systems in the U.S., Canada, Europe, Mexico, Australia, and New Zealand; author of over 300 articles; Associate Professor of Animal Science, Colorado State University.

Diane Halverson. Farm Animal Advisor, Animal Welfare Institute; author of AWI's humane on-farm husbandry standards for pigs, which are followed by a growing number of family farmers who are able to stay in business through a special marketing program for pork from humane, sustainable farms.

Dr. Joy Mench. Professor, Department of Animal Science, and Director, Center for Animal Welfare, University of California at Davis; member, Scientific Advisory Committee of the American Humane Organization, United Egg Producers Welfare Advisory Committee, Federation of Animal Science Societies Animal Care and Use Committee, and Advisory Board of the Scientists Center for Animal Welfare.

Dr. Edmond Pajor. Assistant Professor, Department of Animal Sciences, Purdue University; U.S. Regional Representative, International Society of Applied Ethology; member Journal of Animal Science editorial board, Indiana Commission on Farm Animal Care, and Steering Committee, Purdue University Center for Food Animal Well-Being.

Dr. Janice Swanson. Associate Professor, Animal Science, Kansas State University; member, United Egg Producers Scientific Advisory Committee on Animal Welfare; Chair, KSU Institutional Animal Care and Use Committee; member, Board of Trustees, Scientists Center for Animal Welfare; former Technical Information Specialist, USDA Animal Welfare Information Center.

McDonald's

RECEIVED

2006 FEB 27 PM 3:54

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Denise A. Horne
Corporate Vice President
Associate General Counsel
Assistant Secretary
(630) 623-3154
(630) 623-3512
denise.horne@mcd.com

February 24, 2006

VIA FAX (202/772-9201)
AND OVERNIGHT COURIER

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: McDonald's Corporation – People for the Ethical Treatment of Animals (PETA) Shareholder Proposal (Trillium Asset Management Corporation, Co-Filer)

Ladies and Gentlemen:

On January 17, 2006, we wrote to you regarding a shareholder proposal we received from PETA and requested that the Staff not recommend to the Commission that enforcement action be taken against us if we exclude the proposal from our 2006 proxy materials. A copy of that letter without enclosures is attached. Trillium Asset Management Corporation is a co-filer with PETA on this proposal. As evidenced by the attached letters from PETA dated January 26, 2006, and from Trillium Asset Management Corporation dated January 27, 2006, the proponents have advised that they are withdrawing their shareholder proposal. We are, therefore, withdrawing our request for a no action letter.

Very truly yours,

Denise A. Horne

Denise A. Horne

Enclosure

cc: Matthew A. Prescott
Manager, Senior Campaign Coordinator
Factory Farming Campaigns
PETA

Shelley Alpern
Vice President
Director of Social Research & Advocacy
Trillium Asset Management Corp.

Document 270845-v1

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

January 26, 2006

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St., NE
Washington, D.C. 20549

Re: People for the Ethical Treatment of Animals' ("PETA") 2006 McDonald's Corporation ("McDonald's") shareholder proposal being withdrawn

1 page via UPS and e-mail: cfletters@sec.gov

Ladies and Gentlemen:

This letter is to inform the SEC Staff that, in light of very positive recent discussions and developments, PETA is withdrawing the shareholder proposal it submitted for inclusion in the proxy materials for McDonald's 2006 annual meeting. Thank you for your time.

Very truly yours,

Matthew A. Prescott
Manager, Factory Farming Campaigns
PETA

cc: Ken Barun, McDonald's
Denise A. Horne, McDonald's

Trillium ASSET MANAGEMENT
Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

20 Years of Investing for a Better World

January 27, 2006

Carol A. Vix
Senior Counsel
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523

Via fax: 630-623-3512

Dear Ms. Vix:

On behalf of our investment client Margaret Stone, we are pleased to withdraw her shareholder proposal submitted for the 2006 ballot addressing human slaughter methods. We are pleased to learn from our co-filer PETA that progress is being made through dialogue.

Sincerely,

Shelley Alpern
Director of Social Research & Advocacy
Vice President

Cc: Matt Prescott, PETA

Denise A. Horne
Corporate Vice President
Associate General Counsel
Assistant Secretary
(630) 623-3154
(630) 623-3512
denise.horne@mcd.com

January 17, 2006

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by People for the Ethical Treatment of Animals and Trillium Asset Management Corporation

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, McDonald's Corporation hereby notifies the Securities and Exchange Commission of our intention to exclude from the proxy materials for our 2006 annual meeting of shareholders a shareholder proposal and related supporting statement (the "**Proposal**") received from People for the Ethical Treatment of Animals ("**PETA**") and Trillium Asset Management Corporation (together with PETA, the "**Proponents**"). We request confirmation that the Staff will not recommend to the Commission that enforcement action be taken against us if we exclude the Proposal from our 2006 proxy materials for the reasons set forth below. A copy of the Proposal and related correspondence are attached hereto as Appendix A.

In accordance with Rule 14a-8(j) under the Exchange Act, we have enclosed six copies of this letter. We also have enclosed copies of the Commission's no action letters referenced in this letter. By copy of this letter, we have notified the Proponents of our intention to exclude the Proposal from our 2006 proxy materials.

We intend to file our definitive proxy materials on or about April 7, 2006.

The Proposal and the Proponents

The Proposal requests that McDonald's Board of Directors issue interim reports to shareholders following the second, third and fourth quarters of 2006 ("**Progress Reports**"), detailing the progress made toward accelerating development of controlled-atmosphere killing ("**CAK**"). CAK is a technology being developed for use in slaughtering animals, such as chickens, as an alternative to electrical stunning, which is an industry standard.

PETA is an animal rights organization that, according to its literature, operates under the principle that "animals are not ours to eat, wear, experiment on, or use for entertainment." Not surprisingly, therefore, McDonald's and other food-service companies often have received demands and stockholder proposals from PETA. Trillium Asset Management describes itself as "the leading proponent of proactive social investing." The Proponents have frequently joined PETA in making shareholder proposals with respect to many food-service companies, including McDonald's.

The Company

McDonald's is the leading global foodservice retailer with more than 30,000 quick-service restaurants located in over 100 countries. Approximately 70% of McDonald's restaurants worldwide are owned and operated by independent, local businessmen and women.

McDonald's restaurants offer a variety of meat products, including beef, chicken and pork. The Company does not own or slaughter any animals that go into the restaurants' product offerings, but instead purchases meat products through independent suppliers.

McDonald's Animal Welfare Program

Although McDonald's does not own, raise, transport or slaughter animals, we are a strong advocate of good animal handling practices and seek to achieve humane treatment of animals by purchasing meat products from suppliers who maintain high animal welfare standards. McDonald's believes that, by purchasing meat products from suppliers who meet its animal welfare standards, we can provide safe, high-quality food products to our customers, and at the same time facilitate the humane treatment of animals.

In 2000, McDonald's established an Animal Welfare Council of independent experts to help guide the development of our animal welfare program. The members of our Animal Welfare Council are identified on Appendix B attached hereto. In 2001, McDonald's issued global Animal Welfare Guiding Principles (the "**Guiding**

Principles"), a copy of which is attached as Appendix C. The Guiding Principles express McDonald's commitment to the treatment of animals in a manner that is free of cruelty, abuse and neglect. Pursuant to the Guiding Principles, McDonald's communicates, principally through postings on our website, our process, programs, plans and progress surrounding animal welfare. Our animal welfare program with our suppliers is an ongoing process of study, consultation and innovative improvement.

McDonald's CAK Report

Most chickens sourced for use in McDonald's food products are killed in a process that involves electrical stunning. The Proponents advocate the use of CAK instead, which involves replacing the oxygen the chickens are breathing with gases (typically a combination of argon, nitrogen and/or carbon dioxide) to render the chickens unconscious.

In response to a shareholder proposal PETA submitted for our 2005 annual meeting, the Corporate Responsibility Committee of our Board of Directors issued a report on June 29, 2005, entitled *Regarding the Feasibility of Implementing Controlled Atmosphere Stunning for Broilers* (the "**Report**"), which is based in large part on a report prepared by McDonald's Animal Welfare Team (the "**CAS Study**"). In preparing the CAS Study, management sought the advice of and received input from our independent Animal Welfare Council, and the CAS Study is consistent with the Animal Welfare Council's feedback and counsel. The CAS Study summarizes areas of general consensus related to CAK, as well as issues that McDonald's management believes require further study, testing and other clarification as CAK technology continues to emerge. A copy of the Report and the CAS Study is attached hereto as Appendix D.

Bases for Exclusion

I. The Proposal may be excluded under Rule 14a-8(i)(3), because it is materially false and misleading.

We believe that the Proposal may be excluded from our 2006 proxy materials because (a) we can demonstrate objectively that numerous factual statements contained in the recitals of the Proposal, individually and taken together, are materially false and/or misleading, and (b) the resolution contained in the Proposal is so inherently vague that neither the shareholders voting on the Proposal nor McDonald's in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. *See* Staff Legal Bulletin No.14B (September 15, 2004).

A. The recitals contain "factual" statements that are materially false and/or misleading.

The recitals contained in the Proposal imply that there is consensus that CAK has been established as an effective method of chicken slaughter that involves no distress or suffering by the chickens, and that the Report acknowledges that consensus. The recitals further indicate that CAK is more advantageous than electrical stunning in terms of meat yield and quality, cost and employee working conditions. In fact, the research summarized in the CAS Study, as well as other independent studies, directly contradict these statements.

Taken together, the inaccuracies in the recitals are materially misleading because they would lead our shareholders to believe that CAK is both a more humane and a more economically advantageous method of chicken slaughter. These misstatements are likely to cause our shareholders to believe that it is in McDonald's interest to attempt to prescribe that our suppliers implement CAK, and thereby mislead our shareholders into voting in favor of the Board's issuance of the Progress Reports. As discussed below, current research shows that CAK has yet to be established as effective, humane or economically advantageous and, accordingly, it is not currently in McDonald's interest to require its suppliers to implement CAK. In fact, the Report and the CAS Study specifically conclude that it would be "premature" to require adoption of what is still an "emerging technology" and that we must have "higher confidence" before requiring significant investments by our suppliers.

The Staff has reaffirmed on numerous occasions that statements made by a proponent are properly excludable when the company can demonstrate that such statements are materially false or misleading. *See Monsanto Company* (November 26, 2003), *Sysco Corporation* (August 12, 2003); and *The Kroger Co.* (April 11, 2003). In Staff Legal Bulletin No. 14B, the Staff confirmed that when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, the Staff may find it appropriate for companies to exclude the entire proposal, the supporting statement, or both, as "materially false or misleading." *See also State Street Corporation* (March 1, 2005) (entire proposal excluded where the underlying premise of the proposal was demonstrated to be materially false and misleading). In this case, because the Proponents' materially false and misleading statements in the recitals contend that CAK is both a humane and economically advantageous method of chicken slaughter and that McDonald's concurs with this contention, which is the underlying premise of the Proposal, the entire Proposal should be excludable from McDonald's proxy materials as materially false and misleading.

Specific factual statements in the recitals that are materially false and/or misleading include the following:

The third recital refers to electrical stunning as an "outdated" method. (See reference to scientific opinion and ad hoc committee on the following page.) The statement that electric stunning is "outdated" is simply wrong. Electric stunning is the most commonly used technology, and is used in the vast majority of the poultry facilities worldwide. PETA's own website states that electrical stunning is "standard" in North American slaughterhouses. According to an article written in 1999 by Professor S. F. Bilgili, an internationally recognized poultry scientist and expert in poultry processing, at that time electrical stunning was the most universally accepted and utilized method for immobilizing poultry prior to slaughter. See Bilgili, *Recent Advances in Electrical Stunning*, published by the Poultry Science Association. Professor Bilgili's article also discusses advances that have been made in electrical stunning technology, including the use of low voltage stunning systems. In 1997, technology utilizing a low-voltage, pulsed DC current followed by a constant low-voltage AC current was developed, based on research on electro-anesthesia for humans. This two-phase technology is commercially available and is used in some plants that supply McDonald's in the United States and the United Kingdom, as well as by other poultry suppliers. The Proponents' reference to electrical stunning as an "outdated" method is, therefore, materially false and misleading.

The fourth recital states that the Report was commissioned in acknowledgement of the cruelty of electrical stunning and the need for humane slaughter methods in order to retain a competitive advantage. The Report was prepared by the Corporate Responsibility Committee of our Board of Directors for one reason only – as a pledge in response to PETA's agreement to withdraw its shareholder proposal in 2004. More importantly, the Report was not prepared in acknowledgement of either the alleged cruelty of electrical stunning or any belief that changes in humane slaughter methods by our suppliers are necessary. At no time has McDonald's acknowledged that electric stunning is cruel; nor has McDonald's maintained that suppliers must alter their humane slaughter methods in order to retain a competitive advantage. The Proponents' statement materially misstates the genesis and intent of the Report as well as McDonald's stance with respect to electrical stunning.

The fourth recital also states that CAK utilizes "inert gases" that "gently and effectively" put the chickens to sleep. CAK is not a single technology, and not all CAK systems utilize inert gases. Carbon dioxide (which is not an inert gas), either alone or with nitrogen and/or argon, often is used in CAK systems to render the chickens unconscious. The advantages and disadvantages of various gas mixtures in CAK systems continue to be debated and researched. Further, and more importantly, research regarding CAK has been inconclusive as to whether chickens experience pain, distress or periods of consciousness before they are killed in a CAK system. For example, rapid wing flapping has been noticed in chickens purportedly rendered unconscious in CAK systems which calls in question the gentleness or effectiveness of current CAK systems.

The humaneness of CAK was considered debatable as recently as June 2004, as evidenced by a discussion among participants in a workshop conducted by the Humane

Slaughter Association and the Universities Federation for Animal Welfare. Participants in the workshop included representatives of academia, manufacturers of CAK systems, the poultry industry and the UK Department for Environment, Food and Rural Affairs. Also in June, 2004, the European Food Safety Authority issued a scientific opinion on animal stunning. The opinion says that there is no ideal stunning method and, at several points, notes the need for further study.

In May 2005, OIE (the World Organization for Animal Health) adopted a report by an *ad hoc* committee on the animal welfare implications of stunning. A summary table includes both electrical stunning and gas stunning, as "acceptable stunning methods."

Scientific research is inconclusive and therefore misstated by the Proponents. Therefore, the Proponents' misstatements are likely to cause shareholders to believe that current CAK systems are clearly the most humane and effective, which could, in turn, lead shareholders mistakenly to believe that implementation of CAK is in McDonald's best interests and therefore should be addressed in Progress Reports.

The fifth recital states that the Report concurred that CAK is the most humane method of poultry slaughter ever developed. This statement is simply false. The Report draws no conclusion regarding the relative humaneness of CAK. The CAS Study concludes that CAK has potential, but also determines that some issues remain unresolved, including the possibility that chickens may experience pain or distress before insensibility is achieved. As discussed above, we continue to believe that there are doubts as to the gentleness and effectiveness of CAK, which calls into question whether CAK currently is a humane method of poultry slaughter at all, much less the *most* humane method. This mischaracterization of the Report can only serve to mislead shareholders into believing that McDonald's concurs that CAK is superior to electrical stunning, which would be materially misleading.

The fifth recital also states that the Report admits that CAK (a) has advantages over electrical stunning, (b) obviates potential distress and injury and (c) expeditiously and effectively stuns and kills chickens with low rates of distress. While the Report and the CAS Study acknowledge certain advantages of CAK over electrical stunning, they also note that CAK presents significant uncertainties and disadvantages. To state that the Report cites advantages to CAK, without noting that the Report and the CAS Study also cite disadvantages, could mislead shareholders into believing that McDonald's cannot reasonably conclude that electrical stunning might be superior to CAK. Further, as discussed above, the Report simply does not state that CAK obviates potential distress and injury, nor does the Report determine that CAK is expedient or effective. The words quoted by the Proponents in this recital are from the CAS Study and have been taken out of context.

The sixth recital states that the Report "concludes" that our European suppliers that use CAK have experienced certain advantages. The CAS Study does state

that certain European suppliers have noted advantages to CAK systems over electrical stunning, but neither the Report nor the CAS Study endorse or confirm those conclusions. Moreover, the CAS Study notes that the same suppliers also have noted certain disadvantages to CAK systems, including the increased complexity of gas control systems, the need for specialized worker training and monitoring to avert safety risks, initial capital costs, gas supply costs, increased space required by gas systems and increased difficulty with feather removal (which can lead to scratching and/or wing damage). To cite the noted advantages without also referencing the disadvantages of CAK, and to imply that the Report confirmed those advantages, is materially misleading.

The seventh recital states that CAK is optimal for both the chickens and for profit, that CAK has been widely and successfully used in Europe and that there is no competing scientific claim suggesting that CAK is not optimal for animal welfare. The terms "optimal" and "widely and successfully used" are so vague as to be misleading. Further, as discussed above, our European suppliers have experienced a number of significant disadvantages from current CAK systems, including worker safety and cost considerations, which is contrary to the Proponents' unqualified assertion that CAK has been successfully used in Europe and is optimal for profit. Further, also as discussed above, scientific research has been inconclusive as to the effectiveness of CAK systems and as to the distress experienced by chickens, and therefore, contrary to the Proponents' statements, there is legitimate scientific concern that CAK may not be optimal for animal welfare.

The eighth recital states that McDonald's has represented that it will "accelerate further developmental work" on CAK, but has provided no timeline or plan of action. As part of our animal welfare program, and as indicated in the Report, McDonald's monitors CAK developments and reviews research reports published by reputable scientific organizations. In addition, as indicated in the Report, we have directed our staff to conduct a follow-up assessment of CAK no later than the end of 2006. The Proponents' statement that we have provided no timeline or plan of action regarding further CAK developments is, therefore, false. The statement would materially mislead shareholders to believe that requesting the Progress Reports is necessary to cause us to take further action in the near term, when in fact we already are committed to continuing these efforts. The Guiding Principles we have adopted also require us to report our process, programs, plans and progress surrounding animal welfare.

B. The resolution contained in the Proposal is so inherently vague that neither the shareholders voting on the Proposal nor McDonald's in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The resolution requests that McDonald's Board of Directors issue the Progress Reports to detail the progress made toward accelerating development of CAK. It is entirely unclear what activities or developments would constitute "progress made toward

accelerating development of CAK." The Proposal does not indicate, for example, whether the Progress Reports would be required to detail progress made by McDonald's or progress made generally in the field of animal welfare. If approval of the resolution would require McDonald's to report on the field as a whole, shareholders voting on the proposal the intended scope of the quarterly Progress Reports, particularly given the burden and expense that would be involved in assembling, reviewing and summarizing third-party research as well as work that would be required to be conducted by our management and Animal Welfare Team. It also is unclear what will constitute "progress" and what actions we would be required to describe in the Progress Reports. Unlike other operating issues that a company might address, our involvement in the development of CAK is largely indirect. We do not conduct scientific testing of CAK systems, nor do we engage in chicken slaughter of any kind.

In addition, the wording of the proposal, particularly in conjunction with the false and misleading statements in the recitals, might erroneously suggest to shareholders that progress toward development will inevitable result in McDonald's requiring its poultry suppliers to implement CAK, which would be a misstatement of our current goals in respect of CAK. The fact is that McDonald's is committed to seeking to achieve humane treatment of animals, but remains uncertain as to whether requiring our suppliers to implement CAK is in the best interests of animal welfare or our shareholders.

The Staff has concurred on numerous occasions that proposals requesting reports be issued can be excluded as vague and indefinite when the proposals contain ambiguous or uninformative references to complex or multifaceted standards or measures that would be implicated by the proposal. *See The Kroger Co.* (March 19, 2004) (proposal requesting a sustainability report based on the Global Reporting Initiative's reporting guidelines did not adequately inform shareholders what they would be voting on and did not adequately inform the company what actions would be needed to implement the proposal); *Johnson & Johnson* (February 7, 2003) (proposal requesting a report relating the company's progress concerning "the Glass Ceiling Commission's business recommendations" excluded as vague and indefinite); *Alcoa Inc.* (December 24, 2002) (proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards excluded as vague and indefinite).

In this case, the Proposal is vague and indefinite as to the intended content of the Progress Reports and what other actions might be required of McDonalds if implemented. Accordingly, we believe the proposal is excludable under Rule 14a-8(i)(3) as misleading "because any actions(s) ultimately taken by the Company upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (February 11, 1991).

II. The Proposal may be excluded under Rule 14a-8(i)(10), because the essential objective of the Proposal has been substantially implemented.

The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company has implemented the essential objective of the proposal. *See PPG Industries, Inc.* (January 19, 2004) (where the company had publicly issued an animal welfare policy committing the company to use alternatives to animal testing, proposal requesting that the board issue statement regarding similar issues was held excludable on basis of having been substantially implemented); *Nordstrom, Inc.* (February 8, 1995) (where company had previously provided information to general public via press release, request by proponent to prepare a report to its shareholders describing similar information was excludable as moot).

The Proponents have acknowledged the steps taken by McDonald's toward improving animal welfare, but also has expressed frustration with our conclusion that further research on CAK is necessary before it would be appropriate for us to mandate that our poultry suppliers use CAK. According to the recitals contained in the Proposal, the essential objective of the Proposal is to ensure that we do not delay the development of CAK under the guise of doing further analysis. The Company's management is committed to monitoring CAK technology developments and to review research reports published by reputable scientific organizations in this regard. As stated in the CAS Study, the Company's management has directed our staff to conduct a follow-up assessment of CAK no later than the end of 2006. As stated earlier, the Guiding Principles require us to report to shareholders on our process, programs, plans and progress surrounding animal welfare on a regular basis. Requiring quarterly Progress Reports will not accelerate a determination to mandate that our poultry suppliers use CAK. Accordingly, the essential objective of the Proposal has been substantially implemented, and the Proposal is excludable under Rule 14a-8(i)(10).

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our view that the Proposal may be omitted from our 2006 proxy materials.

If you have any questions or require additional information, please free to contact me at (630) 623-3154 or Carol Vix, Senior Counsel at (630) 623-3107. When a written response to this letter is available, I would appreciate your sending it to me by fax at (630) 623-3512, to PETA by fax at (757) 622-0457, and to Trillium Asset Management Corporation by fax at (617) 482-6179.

Very Truly Yours,

Denise A. Horne

Denise A. Horne
Corporate Vice President,
Associate General Counsel and
Assistant Secretary

Attachments

cc: People for the Ethical Treatment of Animals
Trillium Asset Management Corporation

Doc. No. 256330